Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

among

CBIZ, INC.,

VIKING PARENTCO, INC.

and

VIKING MERGERCO, INC.

Dated as of July 28, 2026

i

INDEX OF DEFINED TERMS

Defined Term	Section
“Acceptable Confidentiality Agreement”	9.16
“Acquisition Proposal”	9.16
“Action”	9.5(b)
“Affiliate”	9.15
“Agreement”	Preamble
“Alternative Acquisition Agreement”	6.2(c)
“Alternative Financing”	6.18(d)
“Antitrust Laws”	9.16
“Applicable Date”	4.5(a)
“Bankruptcy and Equity Exception”	4.2(d)
“Business Day”	9.16
“Bylaws”	2.2
“Capitalization Date”	4.2(a)
“Certificate”	3.1(a)(i)
“Certificate of Incorporation”	2.1
“Certificate of Merger”	1.3
“CFIUS Regulations”	5.5
“Change in Recommendation”	6.2(c)
“Closing”	1.2
“Closing Date”	1.2
“Code”	3.2(f)
“Company”	Preamble
“Company Acquisition Proposal”	8.5(c)
“Company Balance Sheet”	4.8
“Company Bylaws”	4.1
“Company Certificate of Incorporation”	4.1
“Company Disclosure Letter”	ARTICLE IV
“Company Governing Documents”	4.1(a)
“Company Lease”	4.19
“Company Material Adverse Effect”	9.16
“Company Plan”	9.16
“Company Recommendation”	4.2(d)
“Company Related Parties”	8.5(g)
“Company Reports”	4.5(a)
“Company Requisite Vote”	4.2(d)
“Company Stockholders Meeting”	6.4(a)
“Company Termination Fee”	8.5(b)
“Confidentiality Agreement”	9.7
“Consent”	4.4(a)
“Continuing Employee”	6.9(a)
“Contracts”	4.4(b)
“D&O Insurance”	6.11(b)

Defined Term	Section
“Debt Commitment Letters”	5.7(a)
“Debt Financing”	5.7(a)
“Debt Financing Commitments”	5.7(a)
“Debt Financing Indemnitees”	6.18(h)
“Debt Payoff Letter”	6.17
“DGCL”	3.1(a)(i)
“Dissenting Stockholders”	3.1(a)(i)
“Effective Time”	1.3
“Environmental Law”	9.16
“Equity Commitment Letter”	5.7(a)(iii)
“Equity Financing”	5.7(a)(iii)
“Equity Financing Commitments”	5.7(a)(iii)
“Equity Investor”	5.7(a)(iii)
“ERISA”	9.16
“Exchange Act”	4.4(a)
“Exchange Fund”	3.2(a)
“Excluded Benefits”	6.9
“Excluded Shares”	3.1(a)(i)
“Existing Credit Agreements”	6.17
“Extended Termination Date”	8.2(a)
“Fee Letters”	5.7(a)
“Financing”	5.7(a)(ii)
“Financing Commitments”	5.7(a)(ii)
“Foreign Company Plan”	4.9(f)
“Foreign Investment and Competition Laws”	4.4(a)
“GAAP”	9.16
“Go-Shop Period”	6.2(a)(i)
“Go-Shop Termination Fee”	8.5(b)
“Goldman Sachs”	4.21
“Governmental Entity”	4.4(a)
“Guarantor”	5.8
“HSR Act”	4.4(a)
“Indebtedness”	9.15
“Indemnified Parties”	6.11(a)
“Insurance Policy”	4.18
“Intellectual Property”	9.16
“Intervening Event”	9.16
“Knowledge of Parent”	9.16
“Knowledge of the Company”	9.16
“Law”	9.16
“Leased Real Property”	4.19
“Licenses”	4.11
“Lien”	4.2(d)
“Limited Guarantee”	5.8
“Material Contracts”	4.12(j)

v

Defined Term	Section
“Merger”	Recitals
“Merger Consideration”	3.1(a)(i)
“Merger Sub”	Preamble
“No-Shop Period Start Date”	6.2(a)(i)
“Non-Recourse Party”	9.16
“NYSE”	9.16
“OFAC”	9.16
“Order”	9.16
“Owned Real Property”	4.19
“Parent”	Preamble
“Parent Disclosure Letter”	ARTICLE V
“Parent Material Adverse Effect”	9.15
“Parent Related Parties”	8.5(g)
“Parent Termination Fee”	8.5(d)
“Paying Agent”	3.2(a)
“Payment”	8.5(f)
“Permitted Liens”	9.16
“Person”	9.16
“Privacy Laws”	9.16
“Privacy Requirements”	9.16
“Processing”	9.16
“Proceedings”	4.7
“Proxy Statement”	6.3(a)
“Regulatory Actions”	6.5(c)
“Regulatory Limitations”	6.5(c)
“Representatives”	6.2(a)
“Sarbanes-Oxley Act”	4.5(a)
“SEC”	4.5(a)
“Second Request”	6.5(a)
“Securities Act”	4.4(a)
“Shares”	3.1(a)(i)
“Solvent”	9.16
“Sponsor Entities”	9.16
“Specified Acquisition”	6.5(b)
“Staff”	6.3(a)
“Subsidiary”	9.16
“Superior Proposal”	9.16
“Surviving Corporation”	1.1
“Takeover Statute”	4.13
“Termination Date”	8.2(a)
“Top Carriers”	4.12(q)
“Top Clients”	4.12(o)
“Top Vendors”	4.12(p)
“Trade Controls”	4.11(b)
“Transaction Personal Information”	6.6(c)

Defined Term	Section
“Treasury Regulations”	9.16
“Uncertificated Shares”	3.1(a)(i)
“Willful Breach”	9.16

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER (this “Agreement”), is entered into as of July 28, 2026, by and among CBIZ, Inc., a Delaware corporation (the “Company”), Viking ParentCo, Inc., a Delaware corporation (“Parent”), and Viking MergerCo, Inc., a Delaware corporation and a direct wholly owned Subsidiary of Parent (“Merger Sub”).

RECITALS

WHEREAS, the board of directors of the Company, by resolutions duly adopted, has unanimously (a) approved and declared advisable this Agreement and the consummation of the transactions contemplated hereby, including the merger of Merger Sub with and into the Company with the Company surviving the merger as the surviving corporation (the “Merger”), upon the terms and subject to the conditions set forth in this Agreement, (b) determined that the Merger is fair to, and in the best interests of, the Company and its stockholders, (c) subject to Section 6.2, resolved to recommend to the stockholders of the Company the adoption of this Agreement in accordance with the DGCL and (d) directed that this Agreement be submitted to the holders of Shares for their consideration and adoption;

WHEREAS, the board of directors of Parent, by resolutions duly adopted, has unanimously (a) approved and declared advisable this Agreement and the consummation of the transactions contemplated hereby, including the Merger, upon the terms and subject to the conditions set forth in this Agreement and (b) determined that the Merger is fair to, and in the best interests of, Parent and its stockholder(s);

WHEREAS, the board of directors of Merger Sub, by resolutions duly adopted, has unanimously (a) approved and declared advisable this Agreement and the consummation of the transactions contemplated hereby, including the Merger, upon the terms and subject to the conditions set forth in this Agreement, (b) determined that the Merger is fair to, and in the best interests of Merger Sub and its stockholder, (c) resolved to recommend to its stockholder the adoption of this Agreement and (d) directed that this Agreement be submitted to the stockholder of Merger Sub for its adoption; and

WHEREAS, the Company, Parent and Merger Sub desire to make certain representations, warranties, covenants and agreements in connection with this Agreement.

NOW, THEREFORE, in consideration of the premises, and of the representations, warranties, covenants and agreements contained herein, the receipt and sufficiency of which is acknowledged and agreed, the parties hereto agree as follows:

ARTICLE I

THE MERGER; CLOSING; EFFECTIVE TIME

1.1 The Merger. Upon the terms and subject to the conditions set forth in this Agreement, at the Effective Time, Merger Sub shall be merged with and into the Company and the separate corporate existence of Merger Sub shall thereupon cease. The Company shall be the surviving corporation in the Merger (in such capacity, sometimes hereinafter referred to as the “Surviving Corporation”), and become a wholly owned Subsidiary of Parent, and the separate corporate existence of the Company with all its rights, privileges, immunities, powers and franchises shall continue unaffected by the Merger, except as set forth in ARTICLE II. The Merger shall have the effects specified in the Delaware General Corporation Law (the “DGCL”), this Agreement and the Certificate of Merger (as defined below). Without limiting the generality of the foregoing, and subject thereto, at the Effective Time all (a) property, rights, privileges, powers and franchises of the Company and Merger Sub will vest in the Surviving Corporation and (b) debts, liabilities and duties of the Company and Merger Sub will become the debts, liabilities and duties of the Surviving Corporation.

1.2 Closing. Unless this Agreement shall have been terminated pursuant to ARTICLE VIII and unless otherwise mutually agreed in writing by the parties hereto, the closing of the Merger (the “Closing”) shall be conducted remotely via the electronic exchange of documents and signatures at 8:00 a.m., Eastern Time, on the third (3rd) Business Day following the day on which the last to be satisfied or waived of each of the conditions set forth in ARTICLE VII (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions) shall have been satisfied or waived in accordance with this Agreement (the date on which the Closing occurs is referred to as the “Closing Date”); provided that, notwithstanding the satisfaction or waiver of the conditions set forth in ARTICLE VII, unless otherwise agreed in writing by the parties hereto, Parent and Merger Sub shall not be required to effect the Closing until the earlier of (i) a Business Day during the Marketing Period specified by Parent on no less than two (2) Business Days’ prior written notice to the Company (unless a shorter period shall be agreed to by the Company) and (ii) the date that is three (3) Business Days following the final day of the Marketing Period (subject in each case to the satisfaction of conditions set forth in ARTICLE VII (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions)).

1.3 Effective Time. Concurrently with the Closing, the Company and Parent will cause a Certificate of Merger with respect to the Merger (the “Certificate of Merger”) to be executed, acknowledged and filed with the Secretary of State of the State of Delaware as provided in the DGCL. The Merger shall become effective on the date and at the time when the Certificate of Merger has been duly filed with the Secretary of State of the State of Delaware or at such later date or time as may be agreed upon by the Company and Parent in writing and set forth in the Certificate of Merger in accordance with the DGCL (the “Effective Time”).

ARTICLE II

ORGANIZATIONAL DOCUMENTS, DIRECTORS AND OFFICERS

OF THE SURVIVING CORPORATION

2.1 The Certificate of Incorporation. At the Effective Time, the certificate of incorporation of the Surviving Corporation (the “Certificate of Incorporation”) shall be amended to read as the certificate of incorporation of Merger Sub in effect immediately prior to the Effective Time, except (a) that references to the name of Merger Sub shall be replaced by the name of the Surviving Corporation and (b) for such changes as are agreed by the parties hereto and necessary to comply with Section 6.11 and the terms of this Agreement, and as such shall be the Certificate of Incorporation until thereafter amended as provided therein or by applicable Law, subject to Section 6.11.

2.2 The Bylaws. At the Effective Time, the bylaws of Merger Sub in effect immediately prior to the Effective Time shall become the bylaws of the Surviving Corporation (the “Bylaws”), except (a) that references to the name of Merger Sub shall be replaced by the name of the Surviving Corporation and (b) for such changes as are agreed by the parties hereto and necessary to comply with Section 6.11, and as such shall be the Bylaws until thereafter amended as provided therein or by applicable Law, subject to Section 6.11.

2.3 Directors of Surviving Corporation. The parties hereto shall take all actions necessary so that the directors of Merger Sub immediately prior to the Effective Time shall, from and after the Effective Time, be the directors of the Surviving Corporation to hold office until their respective successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the DGCL, the Certificate of Incorporation and the Bylaws.

2.4 Officers of the Surviving Corporation. The parties hereto shall take all actions necessary so that the officers of Merger Sub immediately prior to the Effective Time shall, from and after the Effective Time, be the officers of the Surviving Corporation to hold office until their successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the DGCL, the Certificate of Incorporation and the Bylaws.

ARTICLE III

EFFECT OF THE MERGER ON SECURITIES; EXCHANGE

3.1 Effect on Capital Stock.

(a) At the Effective Time, as a result of the Merger and without any action on the part of the holder of any securities of the Company, Parent or Merger Sub (except, subject to Section 6.20, as otherwise agreed between the holder of such securities and Parent):

(i) Merger Consideration. Each share of common stock, par value $0.01, of the Company (the “Shares” and each a “Share”) issued and outstanding immediately prior to the Effective Time ((A) other than Shares owned by (w) Parent or Merger Sub or any of their respective Subsidiaries, (x) the Company as treasury stock and (y) the Company’s direct or indirect wholly owned subsidiaries (each such Share referred to in clauses (w), (x) and (y) above, an “Excluded Share” and, collectively, the “Excluded Shares”) and (z) stockholders who have perfected and not withdrawn a demand for appraisal rights in accordance with Section 262 of the DGCL (such stockholders, “Dissenting Stockholders”) and (B) including for the avoidance of doubt, Shares, other than the Performance Shares (as defined in the Marcum Agreement and hereinafter, the “Marcum Performance Shares”), issued immediately prior to the Effective Time in accordance with the terms of the Marcum Agreement) shall be converted into the right to receive $55.00 per Share in cash, without interest thereon (the “Merger Consideration”). At the Effective Time, all of the Shares (other than Excluded Shares and Shares owned by Dissenting Stockholders) shall cease to be outstanding, shall automatically be cancelled and shall cease to exist, and (A) each certificate (a “Certificate”) formerly representing any of the Shares (other than the Excluded Shares and Shares owned by Dissenting Stockholders) and (B) each book-entry account formerly representing any uncertificated Shares (“Uncertificated Shares”) (other than Excluded Shares and Shares owned by Dissenting Stockholders) shall thereafter represent only the right to receive the Merger Consideration, and the holders thereof shall cease to have any rights with respect to such Shares other than the right to receive the Merger Consideration upon surrender thereof in accordance with Section 3.2, and each Certificate and Uncertificated Share formerly representing Shares owned by Dissenting Stockholders shall thereafter represent only the right to receive the payment of which reference is made in Section 3.3.

(ii) Cancellation of Excluded Shares and each Share owned by Dissenting Stockholders. Subject to Section 3.3, each Excluded Share (other than any Excluded Share owned by any direct or indirect wholly owned Subsidiary of the Company) and each Share owned by Dissenting Stockholders outstanding as of immediately prior to the Effective Time shall, by virtue of the Merger and without any action on the part of the Company, Parent, Merger Sub or the holder thereof, cease to be outstanding, shall be cancelled without payment of any consideration therefor and shall cease to exist. Any Excluded Share owned by any direct or indirect wholly owned Subsidiary of the Company shall remain outstanding following the Merger.

(b) Merger Sub. Each share of common stock, par value $0.01, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into one share of common stock, par value $0.01, of the Surviving Corporation.

3.2 Exchange of Certificates.

(a) Paying Agent. At or prior to the Effective Time, Parent shall deposit, or cause to be deposited, with a paying agent selected by Parent with the Company’s prior written approval, which shall not be unreasonably withheld, conditioned or delayed (the “Paying Agent”), for payment to the holders of Shares (other than Excluded Shares and Shares owned by the Dissenting Stockholders), an aggregate amount of cash in U.S. dollars comprising approximately the amounts required to be delivered pursuant to Section 3.1(a) in respect of Shares (such aggregate amount of cash being hereinafter referred to as the “Exchange Fund”). The Paying Agent shall invest the Exchange Fund as directed by Parent; provided that (i) such investments shall be an obligation of, or guaranteed by, the United States of America, in commercial paper obligations rated A-1 or P-1 or better by Moody’s Investors Service, Inc. or Standard & Poor’s Corporation, respectively, or in certificates of deposit, bank repurchase agreements or bankers’ acceptances of commercial banks and (ii) no such investment (or losses thereon) shall affect the amount of Merger Consideration payable to the holders of Shares pursuant to Section 3.1(a). To the extent that there are losses with respect to such investments, or the Exchange Fund diminishes for any other reason below the level required to make prompt cash payment of the Merger Consideration as contemplated hereby, Parent shall promptly replace or restore the cash in the Exchange Fund lost through such investments or other events so as to ensure that the Exchange Fund is at all times maintained at a level sufficient to make all cash payments required pursuant to Section 3.1(a). No later than five (5) Business Days prior to the Closing Date, Parent shall enter into an agreement with the Paying Agent, in form and substance reasonably satisfactory to the Company, to effect the applicable terms of this Agreement. The Exchange Fund shall not be used for any purpose other than to fund payments of Merger Consideration to holders of Shares in accordance with this Agreement. Parent shall cause the Paying Agent to make, and the Paying Agent shall make, payments of the Merger Consideration from the Exchange Fund in accordance with this Agreement.

(b) Exchange Procedures. Promptly after the Effective Time (and in any event within five (5) Business Days thereafter), Parent shall cause the Paying Agent to mail to each holder of record of a Certificate representing Shares outstanding immediately prior to the Effective Time (other than Excluded Shares and Shares owned by Dissenting Stockholders): (i) a letter of transmittal in customary form advising such holder of the effectiveness of the Merger and the conversion of its Shares into the right to receive the Merger Consideration, and specifying that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates (or affidavits of loss in lieu of the Certificates as provided in Section 3.2(e)) and such other documents as may be reasonably required by the Paying Agent (including a validly issued IRS Form W-9 or applicable IRS Form W-8) and (ii) instructions for use in effecting the surrender of such Certificates (or affidavits of loss in lieu of such Certificates as provided in Section 3.2(e)). Upon the surrender of a Certificate (or delivery of an affidavit of loss in lieu thereof as provided in Section 3.2(e)) and such other documents to the Paying Agent in accordance with the terms of such transmittal materials, the holder of such Certificate shall be entitled to receive in exchange therefor an amount in immediately available funds (or, if no wire transfer instructions are provided, a check, and in each case, after giving effect to any required Tax withholding provided in Section 3.2(f)) equal to the cash amount that such holder is entitled to receive pursuant to Section 3.1(a), and the Certificate so surrendered shall forthwith be cancelled. No interest will be paid or accrued on any amount payable to holders of Certificates. In the event of a transfer of ownership of Shares represented by a Certificate that is not registered in the transfer records of the Company, a check for any cash to be paid upon due surrender of the Certificate may be issued and/or paid to such a transferee if the Certificate formerly representing such Shares is presented to the Paying Agent, properly endorsed for transfer or otherwise in proper form for transfer, accompanied by all documents required to evidence and effect such transfer and to evidence that any applicable stock transfer or other similar Taxes have been paid or are not applicable.

(c) Transfers. From and after the Effective Time, there shall be no transfers on the stock transfer books of the Company of the Shares that were outstanding immediately prior to the Effective Time.

(d) Termination of Exchange Fund. Any portion of the Exchange Fund (including the proceeds of any investments of the Exchange Fund) that remains unclaimed by the stockholders of the Company for twelve (12) months after the Effective Time shall be delivered, at Parent’s option, to Parent or the Surviving Corporation. Any holder of Shares (other than Excluded Shares) who has not theretofore complied with this ARTICLE III shall thereafter look only to Parent for delivery of any payment of cash (after giving effect to any required Tax withholdings as provided in Section 3.2(f)) upon due surrender of its Certificates (or delivery of affidavits of loss in lieu of the Certificates as provided in Section 3.2(e)), without any interest thereon. Notwithstanding the foregoing, none of the Surviving Corporation, Parent, the Paying Agent or any other Person shall be liable to any former holder of Shares for any amount properly delivered to a public official pursuant to applicable abandoned property, escheat or similar Laws. To the fullest extent permitted by Law, immediately prior to the date any Merger Consideration would otherwise escheat to or become the property of any Governmental Entity, such Merger Consideration shall become the property of the Surviving Corporation, free and clear of all claims or interest of any Person previously entitled thereto.

(e) Lost, Stolen or Destroyed Certificates. In the event any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit (in form and substance satisfactory to Parent and the Surviving Corporation) of that fact by the Person claiming such Certificate to be lost, stolen or destroyed to the Paying Agent or the Surviving Corporation and, if required by the Parent or the Surviving Corporation, the posting by such Person of a bond, in such reasonable amount as Parent or the Surviving Corporation may direct, as indemnity against any claim that may be made against it with respect to such Certificate, the Paying Agent will issue in exchange for such lost, stolen or destroyed Certificate the cash that would have been issuable or payable pursuant to the provisions of this ARTICLE III (after giving effect to any required Tax withholdings as provided in Section 3.2(f)) had such lost, stolen or destroyed Certificate been surrendered.

(f) Withholding Rights. Each of Parent, Merger Sub, the Surviving Corporation and any Affiliate or agent of the foregoing (each, an “Applicable Withholding Agent”) shall be entitled to deduct and withhold from amounts otherwise payable pursuant to this Agreement such amounts as are required to be deducted or withheld with respect to the making of such payment under the United States Internal Revenue Code of 1986, as amended (the “Code”), or any other applicable U.S. state or local or non-U.S. Law. Any such deducted or withheld amounts shall be (i) timely remitted to the applicable Governmental Entity and (ii) treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction or withholding was made. Other than with respect to withholding resulting from the failure of a holder of Shares to deliver a valid and duly executed IRS Form W-9 or applicable IRS Form W-8 (or, in each case, any successor forms) in connection with the Merger or in connection with the payment of any amounts contemplated by this Agreement treated as compensation for U.S. federal (and applicable state and local) income tax purposes, reasonably prior to making any deduction or withholding pursuant to this Section 3.2(f), the Applicable Withholding Agent, shall use commercially reasonable efforts to provide written notice to the Company at least five (5) calendar days prior to any anticipated deduction or withholding (together with the legal basis thereof) and shall cooperate in good faith to obtain any available exemption from, or reduction of, such deduction or withholding. Notwithstanding anything to the contrary in this Agreement, none of Parent, Merger Sub, the Surviving Corporation or the Paying Agent shall deduct or withhold any amounts under Section 1445 of the Code from any amounts payable pursuant to this Agreement in respect of Shares so long as, immediately prior to the Effective Time, the Shares are shares of a class that is regularly traded on an established securities market within the meaning of Section 1445(b)(6) of the Code and Treasury Regulations Section 1.1445-2(c)(2).

(g) Uncertificated Shares. Promptly after the Effective Time (and in any event within five (5) Business Days thereafter), Parent shall cause the Paying Agent to (i) mail to each registered holder of Uncertificated Shares (other than in respect of Excluded Shares and Shares owned by Dissenting Stockholders) materials advising such holder of the effectiveness of the Merger and the conversion of its Shares into the right to receive the Merger Consideration and (ii) deliver the cash amount that such holder is entitled to receive in respect of its Shares pursuant to Section 3.1(a) (after giving effect to any required Tax withholdings as provided in Section 3.2(f)), without interest thereon.

3.3 Dissenters’ Rights. Notwithstanding anything to the contrary herein, no Dissenting Stockholder shall be entitled to receive cash pursuant to the provisions of this ARTICLE III unless and until the holder thereof shall have failed to perfect or shall have effectively withdrawn or lost such holder’s right to appraisal under the DGCL, and any Dissenting Stockholder shall be entitled to receive only the payment provided by Section 262 of the DGCL with respect to Shares owned by such Dissenting Stockholder. If, after the Effective Time, any Person who otherwise would be deemed a Dissenting Stockholder shall have failed to properly perfect or shall have effectively withdrawn or lost the right to dissent under Section 262 of the DGCL or if a court of competent jurisdiction shall finally determine that the Dissenting Stockholder is not entitled to relief provided by Section 262 of the DGCL with respect to any Shares, such Shares shall thereupon be treated as though such Shares had been converted in accordance with Section 3.1(a), as of the Effective Time, into the right to receive the Merger Consideration without interest and less any required Tax withholding upon surrender of the Certificates or Uncertificated Shares that formerly evidenced such Shares in the manner provided in Section 3.2. The Company shall give Parent written notice and copies as promptly as practicable following receipt of any written demands for appraisal, withdrawals or attempted withdrawals of such demands, and any other instruments served pursuant to applicable Law received by the Company relating to stockholders’ rights of appraisal. The Company shall not, except with the prior written consent of Parent, voluntarily make any payment with respect to any demands for appraisal, offer to settle or settle any such demands or approve any withdrawal of any such demands, or agree to do any of the foregoing. Parent shall have the right to participate in and direct and control all negotiations and proceedings with respect to any such demands. Any amounts required to be paid in respect of any Shares held by Dissenting Stockholders shall be paid by the Surviving Corporation.

3.4 Adjustments to Prevent Dilution. In the event that the Company changes the number of Shares or securities convertible or exchangeable into or exercisable for any such Shares, in each case issued and outstanding prior to the Effective Time as a result of a distribution, reclassification, stock split (including a reverse stock split), stock dividend or distribution, recapitalization, subdivision, or other similar transaction, the Merger Consideration shall be equitably adjusted to eliminate the effects of such event on the Merger Consideration; provided that nothing in this Section 3.4 shall be construed to permit the Company or any of its Subsidiaries or any other Person to take any action that would otherwise be prohibited by the terms of this Agreement.

3.5 Treatment of Equity Awards.

(a) Treatment of Company Options. Immediately prior to the Effective Time (but contingent upon the Effective Time), each Company Option shall be cancelled and converted automatically into the right to receive an aggregate amount in cash equal to the product of (i) the excess (if any) of the Merger Consideration over the applicable exercise price per Share underlying such Company Option and (ii) the total number of Shares subject to such Company Option. The aggregate amounts payable pursuant to this Section 3.5(a) to the holders of Company Options shall be paid by the Surviving Corporation through its payroll as soon as practicable after, and in any event within five (5) Business Days following, the Effective Time, without any interest thereon and less required Tax withholding pursuant to Section 3.2(f).

(b) Treatment of Company RSUs and Marcum Performance Shares.

(i) Immediately prior to the Effective Time (but contingent upon the Effective Time), each Company RSU that is vested as of immediately prior to the Effective Time (for the avoidance of doubt, which do not become vested as a result of the Merger and the other transactions contemplated hereby) and each Marcum Performance Share, in each case, shall be cancelled and converted automatically into the right to receive the Merger Consideration. The amounts payable pursuant to this Section 3.5(b)(i) to the holders of Company RSUs and/or Marcum Performance Shares, respectively, shall be paid by the Surviving Corporation through its payroll as soon as practicable after, and in any event within five (5) Business Days following, the Effective Time (or such later time as required to avoid imposition of additional taxes under Section 409A of the Code), without any interest thereon and less required Tax withholding pursuant to Section 3.2(f).

(ii) Immediately prior to the Effective Time (but contingent upon the Effective Time), each Company RSU that is unvested as of immediately prior to the Effective Time shall be cancelled and converted automatically into the right to receive (such right, a “Replacement RSU Award”) an amount in cash equal to the Merger Consideration (the “Replacement RSU Consideration”), which Replacement RSU Award shall vest and become payable, subject to compliance with Section 409A of the Code and the holder’s continued employment with the Parent or its Affiliates, including the Surviving Corporation (subject to the termination protections set forth below), on the same vesting schedule as the corresponding Company RSU would have vested pursuant to the terms thereof. Parent shall pay (or shall cause the Surviving Corporation to pay) an amount in cash equal to the Replacement RSU Consideration in respect of each Replacement RSU Award that becomes vested on the Surviving Corporation’s next regularly scheduled payroll date following the applicable vesting date and in any event within ten (10) Business Days after the applicable vesting date (without any interest thereon and less required Tax withholding). Each Replacement RSU Award shall be evidenced by a written letter from Parent setting forth the terms and conditions of the Replacement RSU Award (consistent with this Section 3.5(b)(ii)), the form and substance of which shall be subject to prior review and comment by the Company, which reasonable comments Parent shall incorporate. The replacement award letter will include (x) full acceleration of vesting and payment (to the extent not prohibited by Section 409A of the Code) in case of (i) Parent or its Affiliates’ termination of holder’s employment without Cause, (ii) death of holder, (iii) termination of holder’s employment due to Disability, (iv) holder’s termination of employment due to Normal Retirement and (v) holder’s resignation for Good Reason (each of “Cause,” “Disability,” “Normal Retirement” and “Good Reason” as defined in Section 3.5(b)(ii) of the Company Disclosure Letter), in each case, regardless of the timing of such termination of employment, and (y) such other terms and conditions required for such Replacement RSU Award under the Company Stock Plan and applicable grant agreement, which terms and conditions shall be no less favorable than the terms and conditions applicable to the corresponding Company RSU. Notwithstanding the foregoing, payment hereunder shall be delayed, as required to avoid imposition of additional taxes under Section 409A of the Code.

(c) Treatment of Company PSUs.

(i) Immediately prior to the Effective Time (but contingent upon the Effective Time), each Company PSU that is vested as of immediately prior to the Effective Time (for the avoidance of doubt, which do not become vested as a result of the Merger and the other transactions contemplated hereby) shall be cancelled and converted automatically into the right to receive an amount in cash equal to the product of (A) the Merger Consideration and (B) the number of Shares issuable in settlement of such vested Company PSU. The amounts payable pursuant to this Section 3.5(c)(i) to the holders of Company PSUs shall be paid by the Surviving Corporation through its payroll as soon as practicable after, and in any event within five (5) Business Days following, the Effective Time (or such later time as required to avoid imposition of additional taxes under Section 409A of the Code), without any interest thereon and less required Tax withholding pursuant to Section 3.2(f).

(ii) Immediately prior to the Effective Time (but contingent upon the Effective Time), each award of Company PSUs that is unvested as of immediately prior to the Effective Time shall be cancelled and converted automatically into the right to receive (such right, a “Replacement PSU Award”) an amount in cash equal to the product of (i) the Merger Consideration and (ii) the number of Shares issuable in settlement of such award of Company PSUs, determined based on achievement of target performance (the “Replacement PSU Consideration”), which Replacement PSU Award shall vest and become payable, subject to compliance with Section 409A of the Code and the holder’s continued employment with the Parent or its Affiliates, including the Surviving Corporation (subject to the termination protections set forth below), on the last day of the performance period applicable to such corresponding Company PSU. Parent shall pay (or shall cause the Surviving Corporation to pay) an amount in cash equal to the Replacement PSU Consideration in respect of each Replacement PSU Award that becomes vested on the Surviving Corporation’s next regularly scheduled payroll date following the applicable vesting date and in any event within ten (10) Business Days after the applicable vesting date (without any interest thereon and less required Tax withholding). Each Replacement PSU Award shall be evidenced by a letter from Parent setting forth the terms and conditions of the Replacement PSU Award (consistent with this Section 3.5(c)(ii)), the form and substance of which shall be subject to prior review and comment by the Company, which reasonable comments Parent shall incorporate. The replacement award letter will include (x) full acceleration of vesting and payment (to the extent not prohibited by Section 409A of the Code) in case of (i) Parent or its Affiliates’ termination of holder’s employment without Cause, (ii) death of holder, (iii) termination of holder’s employment due to Disability, (iv) holder’s termination of employment due to Normal Retirement and (v) holder’s resignation for Good Reason, in each case, regardless of the timing of such termination of employment, and (y) such other terms and conditions required for such Replacement PSU Award under the Company Stock Plan and applicable grant agreement, which terms and conditions shall be no less favorable than the terms and conditions applicable to the corresponding Company PSU. Notwithstanding the foregoing, payment hereunder shall be delayed, as required, to avoid imposition of additional taxes under Section 409A of the Code.

(d) Treatment of Company Units.

(i) Immediately prior to the Effective Time (but contingent upon the Effective Time), each Company Unit that is vested as of immediately prior to the Effective Time (for the avoidance of doubt, which do not become vested as a result of the Merger and the other transactions contemplated hereby) shall be cancelled and converted automatically into the right to receive the Merger Consideration. The amounts payable pursuant to this Section 3.5(d)(i) to the holders of Company Units shall be paid by the Surviving Corporation through its payroll as soon as practicable after, and in any event within five (5) Business Days following, the Effective Time (or such later time as required to avoid imposition of additional taxes under Section 409A of the Code), without any interest thereon and less required Tax withholding pursuant to Section 3.2(f).

(ii) Immediately prior to the Effective Time (but contingent upon the Effective Time), each Company Unit that is unvested as of immediately prior to the Effective Time shall be assumed by Parent (the “Assumed Units”) and continue to vest, subject to the holder’s continued employment with the Parent or its Affiliates, including the Surviving Corporation (subject to the termination protections set forth below), in accordance with the terms of the EACB and the award agreement governing such Company Unit. Subject to compliance with Section 409A of the Code, Parent shall pay (or shall cause the Surviving Corporation to pay) an amount in cash equal to the Merger Consideration in respect of each Company Unit that becomes vested on the Surviving Corporation’s next regularly scheduled payroll date following the applicable vesting date and in any event within ten (10) Business Days after the applicable vesting date (without any interest thereon and less required Tax withholding). Each Assumed Unit shall be evidenced by a written letter from Parent setting forth the terms and conditions of the Assumed Units (consistent with this Section 3.5(d)(ii)), the form and substance of which shall be subject to prior review and comment by the Company, which reasonable comments Parent shall incorporate. The replacement award letter will include (x) full acceleration of vesting and payment (to the extent not prohibited by Section 409A of the Code) in case of (i) Parent or its Affiliates’ termination of holder’s employment without Cause, (ii) death of holder, (iii) termination of holder’s employment due to Disability, (iv) holder’s termination of employment due to Normal Retirement, and (v) holder’s resignation for Good Reason, in each case, regardless of the timing of such termination of employment, and (y) such other terms and conditions required for such Assumed Unit under the EACB and applicable grant agreement, which terms and conditions shall be no less favorable than the terms and conditions applicable to the Corresponding Unit. Notwithstanding the foregoing, payment hereunder shall be delayed, as required to avoid imposition of additional taxes under Section 409A of the Code.

(e) Treatment of Company Restricted Stock.

(i) Immediately prior to the Effective Time (but contingent upon the Effective Time), each Share of Company Restricted Stock that is (i) vested as of immediately prior to the Effective Time or (ii) held by any non-employee director of the Company shall, in each case, be cancelled and converted automatically into the right to receive the Merger Consideration, payable in accordance with Section 3.1(a)(i).

(ii) Immediately prior to the Effective Time (but contingent upon the Effective Time), each Share of Company Restricted Stock that is unvested as of immediately prior to the Effective Time shall be cancelled and converted automatically into the right to receive (such right, a “Replacement Restricted Stock Award”) an amount in cash equal to the Merger Consideration (the “Replacement RS Consideration”), which Replacement Restricted Stock Award shall vest and become payable, subject to the holder’s continued employment with the Parent or its Affiliates, including the Surviving Corporation (subject to the termination protections set forth below), on the same vesting schedule as applied to the corresponding Share of Company Restricted Stock. Parent shall pay (or shall cause the Surviving Corporation to pay) an amount in cash equal to the Replacement RS Consideration in respect of each Replacement Restricted Stock Award that becomes vested on the Surviving Corporation’s next regularly scheduled payroll date following the applicable vesting date and in any event within ten (10) Business Days after the applicable vesting date (without any interest thereon and less required Tax withholding). Each Replacement Restricted Stock Award shall be evidenced by a written letter from Parent setting forth the terms and conditions of the Replacement Restricted Stock Award (consistent with this Section 3.5(e)(ii)), the form and substance of which shall be subject to prior review and comment by the Company, which reasonable comments Parent shall incorporate. The replacement award letter will include (x) full acceleration of vesting and payment in case of (i) Parent or its Affiliates’ termination of holder’s employment without Cause, (ii) death of holder, (iii) termination of holder’s employment due to Disability, (iv) holder’s termination of employment due to Normal Retirement and (v) holder’s resignation for Good Reason, in each case, regardless of the timing of such termination of employment, and (y) such other terms and conditions required for such Replacement Restricted Stock Award under the Company Stock Plan and applicable grant agreement, which terms and conditions shall be no less favorable than the terms and conditions applicable to the corresponding Share of Company Restricted Stock.

(f) Treatment of Company ESPP. Prior to the Effective Time, the Company shall take all actions necessary or required under the Company ESPP and applicable Laws to provide that (i) the Company ESPP shall remain suspended and no new offering or purchase period shall commence under the Company ESPP on or following the date hereof, (ii) no additional purchases shall be made under the Company ESPP, and (iii) the Company ESPP shall terminate as of the day immediately prior to the Effective Time, contingent on the Effective Time. Any accumulated contributions shall be returned to participants as promptly as practicable and without interest.

(g) Further Action. At or prior to the Effective Time, the Company, the board of directors of the Company and the compensation committee of the board of directors of the Company, as applicable, shall adopt any resolutions and take any actions which are reasonably necessary to effectuate the provisions of this Section 3.5 and shall provide to Parent, prior to the Effective Time, reasonable evidence of the adoption of the resolutions and completion of such actions.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except (a) as set forth in the corresponding sections or subsections of the disclosure letter delivered to Parent by the Company at the time of entering into this Agreement (the “Company Disclosure Letter”) (it being understood and agreed that any disclosure set forth in one section or subsection of the Company Disclosure Letter shall be deemed to be disclosed with respect to, and shall be deemed to apply to and qualify, the section or subsection of this Agreement to which it corresponds in number and each other section or subsection of this Agreement to the extent the qualifying nature of such disclosure with respect to such other section or subsection is reasonably apparent on the face of such disclosure) or (b) as disclosed in any Company Reports filed with the SEC on or after the Applicable Date and prior to the second (2nd) Business Day prior to the date of this Agreement (excluding any disclosures (other than statements of historical fact) contained in any “Forward-Looking Statements” and “Risk Factors” sections of such Company Reports and any other disclosures included or referenced in any such Company Reports that are cautionary, predictive or forward looking in nature) (provided that nothing disclosed in the Company Reports will be deemed to modify or qualify the representations and warranties set forth in Section 4.1, Section 4.2, Section 4.3 or the first sentence of Section 4.6), the Company hereby represents and warrants to Parent and Merger Sub as follows:

4.1 Organization, Good Standing and Qualification.

(a) The Company is a legal entity duly organized, validly existing and in good standing under the Laws of the State of Delaware. The Company has all requisite corporate or similar power and authority to own, lease and operate its properties, rights and assets and to carry on its business as presently conducted and is duly qualified or licensed, in good standing to do business and is in good standing as a foreign legal entity (to the extent such concept is recognized under applicable Law) in each jurisdiction where the ownership, leasing or operation of its assets, rights or properties or the conduct of its business requires such qualification, license or approvals, except where the failure to be so qualified, licensed, approved or in good standing, or to have such power or authority, would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. Prior to the date of this Agreement, the Company has made available to Parent true, complete and correct copies of the Amended and Restated Certificate of Incorporation of the Company, dated as of August 7, 2000 (as further amended by the Certificate of Amendment, effective as of August 1, 2005, the “Company Certificate of Incorporation”) and the Amended and Restated Bylaws of the Company, dated November 12, 2025 (the “Company Bylaws,” and together with the Company Certificate of Incorporation, the “Company Governing Documents”). Each of the Company Governing Documents was duly adopted and is in full force and effect, and the Company is not in violation of any of their provisions.

(b) Each of the Company’s Subsidiaries is a legal entity duly organized, validly existing and in good standing under the Laws of its respective jurisdiction of organization and has all requisite corporate or similar power and authority to own, lease and operate its properties, rights and assets and to carry on its business as presently conducted and is duly qualified or licensed, in good standing to do business and is in good standing as a foreign legal entity (to the extent such concept is recognized under applicable Law) in each jurisdiction where the ownership, leasing or operation of its assets, rights or properties or the conduct of its business requires such qualification, license, or approvals, except where the failure to be so qualified, licensed, approved or in good standing, or to have such power or authority, would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. Prior to the date of this Agreement, the Company has made available to Parent true, complete and correct copies of the Certificates of Incorporation, bylaws and similar organizational documents of each “Significant Subsidiary” (as defined in Rule 1-20(w) of Regulation S-X promulgated by the SEC) of the Company. No Subsidiary of the Company is in violation of its charter, bylaws or other similar organizational documents, except for such violations as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

4.2 Capital Structure.

(a) The authorized capital stock of the Company consists of 250,000,000 Shares. As of the close of business on July 24, 2026 (the “Capitalization Date”), (i) 54,274,405 Shares were issued and outstanding (50,624 of which were Company Restricted Stock), (ii) 92,739,582 Shares were held in the treasury of the Company, (iii) no Shares were held by any Subsidiary of the Company and (iv) 4,600,000 Shares were reserved for issuance under the Company Stock Plan (of which 150,000 Shares were subject to outstanding Company Options, 776,372 Shares were subject to outstanding Company RSUs, and 391,552 Shares were subject to outstanding Company PSUs (at target performance), each as granted under the Company Stock Plan). As of the close of business on the Capitalization Date, 205,468.44 Company Units were issued and outstanding. Section 4.2 of the Company Disclosure Letter sets forth, as of the Capitalization Date, a true and complete holder-by-holder schedule of each outstanding Company Option, Company RSU, Company PSU, Company Unit and share of Company Restricted Stock, including the holder, grant or issuance date, number of Shares or units subject thereto, exercise price (if applicable), vesting schedule and applicable equity or incentive plan under which the award was granted. As of the date hereof, there are no unvested Company Options. Each Company RSU, Company PSU (at target performance), Company Restricted Stock award and Company Unit relates to one Share. All of the outstanding Shares are duly authorized, validly issued, fully paid and nonassessable, and are not subject to and were not issued in violation of any preemptive, anti-dilutive or similar right, purchase option, call, right of first refusal or similar right.

(b) From the Capitalization Date to the execution of this Agreement, the Company has not issued any Shares, except pursuant to the exercise of Company Options, or the settlement of Company RSUs or Company PSUs, in accordance with their respective terms and, since the Capitalization Date, except as would be permitted by this Agreement for the period following the date of this Agreement, the Company has not granted any Company Options, Company Restricted Stock, Company RSUs, Company PSUs or Company Units.

(c) Except as set forth in Section 4.2(a), as of the date of this Agreement, there are no preemptive or outstanding (i) shares of capital stock or equity securities or obligations of the Company or its Subsidiaries convertible into or exchangeable for shares of capital stock or other equity or voting securities of the Company or its Subsidiaries or (ii) rights, options, warrants, conversion rights, stock appreciation rights, redemption rights, repurchase rights, agreements, arrangements, calls, rights of first refusal, rights of first offer, “phantom” stock rights, equity-based compensation, contingent value rights, subscriptions, commitments or rights of any kind that obligate the Company or any of its Subsidiaries to issue, transfer or sell any shares of capital stock or other equity or voting securities of the Company or any of its Subsidiaries or any securities or obligations convertible into or exchangeable or exercisable for, or giving any Person a right to subscribe for or acquire from the Company or any of its Subsidiaries any equity or voting securities of the Company or any of its Subsidiaries. The Company does not have outstanding any bonds, debentures, notes or other obligations that grant the holders thereof the right to vote (or convertible into or exercisable for securities having the right to vote) with the stockholders of the Company on any matter. Each Company Option, Company RSU, Company PSU, Company Unit and share of Company Restricted Stock was granted in accordance with the terms and conditions of the Company Stock Plan or the EACB, as applicable.

(d) Section 4.2(d) of the Company Disclosure Letter sets forth, as of the date of this Agreement, a list identifying (i) each of the Company’s Subsidiaries and the ownership interest of the Company and its Subsidiaries in each such Subsidiary and (ii) any other Person in which the Company or any of its Subsidiaries holds capital stock or other equity interest (other than securities held by any employee benefit plan of the Company or any of its Subsidiaries or any trustee, agent or other fiduciary in such capacity under any such employee benefit plan). No Subsidiary of the Company owns any Shares. To the extent applicable in the relevant jurisdiction and for the applicable entity type, all of the outstanding shares of capital stock or other securities of each of the Company’s Subsidiaries are duly authorized, validly issued, fully paid and nonassessable and were not issued in violation of any preemptive rights, anti-dilutive or similar right, purchase option, call, right of first refusal or similar right. All of the outstanding shares of capital stock or other securities of each of the Company’s Subsidiaries is owned by the Company or by a direct or indirect Subsidiary of the Company, free and clear of any lien, charge, pledge, security interest, claim, license or other encumbrance (each, a “Lien”) (except for Liens arising under applicable securities Laws or the applicable organizational documents of such Persons).

4.3 Corporate Authority and Approval. The Company has all requisite corporate power and authority and has taken all corporate action necessary in order to execute, deliver and perform its obligations under this Agreement and to consummate the Merger and the other transactions contemplated by this Agreement, subject only to the adoption of this Agreement by the holders of a majority of the outstanding Shares (the “Company Requisite Vote”). This Agreement has been duly executed and delivered by the Company and, assuming due execution and delivery by Parent and Merger Sub, constitutes a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar Laws of general applicability relating to or affecting creditors’ rights and to general equity principles (the “Bankruptcy and Equity Exception”). As of the date of this Agreement, the board of directors of the Company has unanimously (a) approved and declared advisable this Agreement and the consummation of the transactions contemplated hereby, including the Merger, upon the terms and subject to the conditions set forth in this Agreement, (b) determined that the Merger is fair to, and in the best interests of, the Company and its stockholders, (c) subject to Section 6.2, resolved to recommend to the stockholders of the Company the adoption of this Agreement (the “Company Recommendation”) in accordance with the DGCL and (d) directed that this Agreement be submitted to the holders of Shares for their consideration and adoption, in each case by resolutions duly adopted, which resolutions have not been subsequently rescinded, withdrawn or modified in a manner adverse to Parent.

4.4 Governmental Filings; No Violations.

(a) Other than (i) the filing of the Certificate of Merger pursuant to Section 1.3, (ii) the rules and regulations of the NYSE, (iii) the necessary filings, notices, reports, consents, registrations, approvals, permits, expirations of waiting periods, clearances or authorizations (any of the foregoing being a “Consent”) required under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”) or any other applicable Laws designed to govern competition, trade regulation or foreign investment, or to prohibit, restrict or regulate action with the purpose or effect of monopolization, restraint of trade or foreign investment for the purposes of national security, public order or defense matters (collectively, the “Foreign Investment and Competition Laws”) in connection with the Merger, the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the Securities Act of 1933, as amended (the “Securities Act”) and (iv) the filings, notices and/or reports set forth on Section 4.4(a) of the Company Disclosure Letter, no filings, notices and/or reports are required to be made by the Company or its Subsidiaries with, nor are any Consents required to be obtained by the Company or any of its Subsidiaries from, any domestic (whether municipal, local, state or federal), foreign or transnational governmental, governmental instrumentality, competition or regulatory authority, court, arbitral tribunal, agency, department, arbitrator, commission, body, board, or other legislative, executive or judicial governmental entity or self-regulatory agency or any other entity owned or controlled by any of the foregoing (each, a “Governmental Entity”) in connection with the execution, delivery and performance of this Agreement by the Company and/or the consummation by the Company of the Merger and the other transactions contemplated hereby, except, in each case, those that the failure to make or obtain would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

(b) Subject to the receipt of the consents, clearances, approvals, authorizations, expirations or terminations of any waiting period and other requirements set forth in Section 4.4(a) or as set forth on Section 4.4(b) of the Company Disclosure Letter (and except for with respect to clause (ii) below) the Existing Credit Agreements and the Marcum Agreement, the execution, delivery and performance of this Agreement by the Company do not, and the consummation by the Company of the Merger and the other transactions contemplated hereby will not, with or without the lapse of time or the giving of notice, or both, (i) constitute or result in, subject, in the case of the consummation of the Merger, to obtaining the Company Requisite Vote, a breach or violation of, or contravention or a default under, the Company Certificate of Incorporation or the Company Bylaws, (ii) constitute or result in a breach or violation of, a default or termination or modification (or right of termination or modification) under, payment of additional fees under, the creation or acceleration of any obligations under, the loss of benefits under, or the creation of a Lien on any of the assets of the Company or any of its Subsidiaries pursuant to, any agreement, lease, license, contract, consent, settlement, note, mortgage, indenture, arrangement, understanding or other obligation (other than any Company Plan) (each, a “Contract” and, collectively, the “Contracts”) binding upon the Company or any of its Subsidiaries, or, (iii) assuming (solely with respect to performance of this Agreement and consummation of the Merger and the other transactions contemplated hereby) the Consents referred to in Section 4.4(a) are made or obtained and receipt of the Company Requisite Vote, conflict with or violate any Law or License to which the Company or any of its Subsidiaries is subject, except, in the case of clauses (ii) and (iii) above, for any such breach, violation, default, termination, modification, payment, requirement, creation, acceleration, Lien, conflict or violation that would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

4.5 Company Reports; Financial Statements.

(a) The Company has filed or furnished, as applicable, on a timely basis, all forms, statements, certifications, reports and documents required to be filed or furnished by it with or to the U.S. Securities and Exchange Commission (the “SEC”) pursuant to the Exchange Act or the Securities Act since January 1, 2023 (the “Applicable Date”) (the forms, statements, reports and documents filed with or furnished to the SEC since the Applicable Date and those filed with or furnished to the SEC subsequent to the date of this Agreement, in each case as amended, the “Company Reports”). Each of the Company Reports, at the time of its filing or being furnished, complied as to form in all material respects with the applicable requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), and any rules and regulations promulgated thereunder applicable to the Company Reports. As of their respective filing dates (or, if amended or superseded by a filing prior to the date of this Agreement, on the date of such amended or superseded filing), the Company Reports did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances in which they were made, not misleading. As of the date hereof, none of the Company’s Subsidiaries is subject to the periodic reporting requirements of the Exchange Act. The Company has made available to Parent complete and correct copies of all comment letters and material correspondence between the SEC, on the one hand, and the Company or any of its Subsidiaries, on the other hand, since the Applicable Date. There are no outstanding or unresolved comments in comment letters received from the SEC or the Staff with respect to any of the Company Reports, and, to the Knowledge of the Company, none of the Company Reports is the subject of ongoing SEC review or outstanding SEC investigation.

(b) The Company is in compliance in all material respects with the applicable listing and corporate governance rules and regulations of the NYSE.

(c) The Company maintains disclosure controls and procedures (as defined in Rule 13a-15(e) or 15d-15(e) under the Exchange Act) that are sufficient to provide reasonable assurance that material information required to be disclosed by the Company in its filings with the SEC under the Exchange Act is recorded and reported on a timely basis to the individuals responsible for the preparation of the Company’s filings with the SEC under the Exchange Act. The Company maintains internal controls over financial reporting (as defined in Rule 13a-15(f) or 15d-15(f), as applicable, under the Exchange Act) sufficient to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. Since the Applicable Date, neither the Company, nor to the Knowledge of the Company, the Company’s independent, registered accounting firm, has identified or been made aware of (i) any “significant deficiencies” or “material weaknesses” in the design or operation of its internal controls over financial reporting, (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal control over financial reporting or (iii) any complaints regarding a material violation of accounting procedures, internal accounting controls or auditing matters, including from employees of the Company or its Subsidiaries regarding questionable accounting, auditing or legal compliance matters, in each case that would be reasonably expected to adversely affect the Company’s ability to record, process, summarize and report financial information. Since the Applicable Date, the Company and each of its officers and directors have been and are in compliance with the requirements and applicable provisions of the Sarbanes-Oxley Act and the rules and regulations promulgated thereunder in all material respects. Each of the consolidated balance sheets included in or incorporated by reference into the Company Reports (including the related notes and schedules) fairly presents in all material respects, the consolidated financial position of the Company and its Subsidiaries, as of the date of such balance sheet, and each of the consolidated statements of income, cash flows and changes in stockholders’ equity (deficit) included in or incorporated by reference into the Company Reports (including any related notes and schedules) fairly presents, in each case, in all material respects, the results of operations, retained earnings (loss) and changes in financial position, as the case may be, of the Company and its Subsidiaries for the periods set forth therein (subject, in the case of unaudited statements, to notes and normal year-end audit adjustments that are not or will not be material in amount or effect), in each case in accordance with GAAP consistently applied during the periods involved, except as may be noted therein or in the notes thereto.

(d) Neither the Company nor any of its Subsidiaries is, or has any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar Contract (including any Contract relating to any transaction or relationship between or among the Company and any of its Subsidiaries, on the one hand, and any unconsolidated affiliate, on the other hand), including any Contract relating to any securitization transaction, special purpose or limited purpose entity or Person, or any “off-balance sheet arrangements” (as defined in Item 303(b) of Regulation S-K of the SEC), whether the purpose or intended effect of such transaction or arrangement is to avoid disclosure of any material transaction involving, or material liabilities of, the Company or any of its Subsidiaries in the Company Reports (including any audited financial statements and unaudited interim financial statements of the Company included therein).

4.6 Absence of Certain Changes. Since January 1, 2025 and through the date of the Agreement, there has not been any event, change, occurrence, condition, effect, circumstance or development which has had or would, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. Since January 1, 2025 and through the date of this Agreement, other than with respect to the negotiation and execution of this Agreement and the consummation of the transactions contemplated hereby, the Company and its Subsidiaries have conducted their respective businesses in the ordinary course of such businesses in all material respects consistent with past practice, and the Company and its Subsidiaries have not taken any action that, if taken from the date hereof through Closing, would require Parent’s written consent under Sections 6.1(a), (b), (d), (j), (k), (l), (q), and, with respect to any of the foregoing, (t). Since January 1, 2026 and through the date of this Agreement, other than with respect to the negotiation and execution of this Agreement and the consummation of the transactions contemplated hereby, the Company and its Subsidiaries have not taken any action that, if taken from the date hereof through Closing, would require Parent’s written consent under Sections 6.1(e), (f), (g), (n), (o), and, with respect to any of the foregoing, (t).

4.7 Litigation. There are no, and since the Applicable Date have been no, civil, criminal, or administrative actions, suits, demands, claims, arbitrations, mediations, hearings, examinations, notices of violation, investigations, proceedings, demand letters, settlements, or enforcement actions at law or in equity (“Proceedings”), pending or, to the Knowledge of the Company, threatened in writing by or against the Company, any of its Subsidiaries, or, to the Knowledge of the Company, any of their respective directors, officers or employees in their capacities as such, except for those that would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. Neither the Company nor any of its Subsidiaries is a party to, subject to, or in default under or in violation of, the provisions of any outstanding Order, writ, judgment, injunction, decree or award of any kind or nature that would, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect (except to the extent expressly consented to by Parent in writing pursuant to Section 6.5). All Proceedings set forth on or required to be set forth on Section 4.7 of the Company Disclosure Letter are fully insured (subject to customary retentions) under the Insurance Policies.

4.8 No Undisclosed Liabilities. There are no obligations or liabilities of the Company or any of its Subsidiaries, whether or not accrued, whether known or unknown, on- or off- balance sheet, contingent, absolute or otherwise other than (a) liabilities or obligations disclosed, reflected, reserved against or otherwise provided for in the consolidated balance sheet of the Company as of March 31, 2026 and the notes thereto set forth in the Company’s quarterly report on Form 10-Q for the fiscal quarter ended March 31, 2026 (the “Company Balance Sheet”), (b) liabilities or obligations incurred in the ordinary course of business consistent with past practice since March 31, 2026 (none of which is a liability for any breach of contract, breach of warranty, tort, infringement, violation of Law, or that relates to any cause of action, claim or other Proceeding), (c) liabilities or obligations arising out of this Agreement or the transactions contemplated hereby, or (d) liabilities or obligations (including those liabilities excluded from subclause (b) of this Section 4.8) that have not had and would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

4.9 Employee Benefits.

(a) Each material Company Plan as of the date of this Agreement is listed in Section 4.9 of the Company Disclosure Letter (other than (i) individual offer letters that do not include contractual severance entitlements or outstanding compensation or benefit guarantees and (ii) the cash incentive programs set forth on the schedule provided to Parent prior to the date hereof and referenced in Section 4.9(a) of the Company Disclosure Letter (clauses (i) and (ii) collectively, the “Excluded Company Plans”)). True and complete copies of each material Company Plan and all material amendments thereto are publicly available or have been provided or made available to Parent on or prior to the date of this Agreement. Further, the Company has made available to Parent, a true, correct and complete copy of the following, as applicable, with respect to each material Company Plan (other than the Excluded Company Plans): (i) the most recent summary plan description and all summaries of material modifications thereto, (ii) the most recent determination letter, opinion letter or advisory letter received from the Internal Revenue Service, (iii) financial statements, actuarial reports and annual reports, (iv) all related trust agreements, Insurance Contracts and other funding arrangements, and (v) any material non-routine communications or correspondence with any Governmental Entity during the past three (3) years. To the extent any material Company Plan is not in writing, a written summary of the material terms thereof has been provided or made available to Parent on or prior to the date of this Agreement.

(b) All Company Plans have been established, maintained, funded, operated and administered in material compliance with their terms and applicable Laws (including, if applicable, ERISA and the Code).

(c) Each Company Plan that is intended to be qualified under Section 401(a) of the Code has received a favorable determination letter or opinion letter from the Internal Revenue Service and, to the Knowledge of the Company, circumstances do not currently exist that would reasonably be expected to result in the loss of the qualification of such plan under Section 401(a) of the Code.

(d) No Company Plan is (or has been in the six (6) years prior to the date hereof), and neither the Company nor any of its Subsidiaries sponsors, maintains, administers, participates in, contributes to, has any obligation to contribute to (or, in each case, has in the six (6) years prior to the date hereof) or has any current or contingent liability or obligation (including on account of an ERISA Affiliate) (or has in the six (6) years prior to the date hereof) with respect to, (i) any plan or arrangement that is or was subject to Section 302 of ERISA, Title IV of ERISA or Section 412 of the Code or (ii) a “multiemployer plan” (within the meaning of Section 3(37) of ERISA). “ERISA Affiliate” means any trade or business (whether or not incorporated) that is, or at any applicable time was, a member of the same group together with the Company or any of its Subsidiaries, as described in Section 414(b), (c), (m) or (o) of the Code or Section 4001(b)(1) of ERISA.

(e) No Company Plan is, and neither the Company nor any of its Subsidiaries sponsors, maintains, administers or participates in (i) any “multiple employer plan” (within the meaning of Section 210 of ERISA or Section 413(c) of the Code), or (ii) a “multiple employer welfare arrangement” (within the meaning of Section 3(40) of ERISA).

(f) Except for routine claims for benefits, there is no material litigation, audit, investigation or proceeding pending or, to the Knowledge of the Company, threatened in writing relating to the Company Plans.

(g) Except as expressly provided in this Agreement or as set forth in Section 4.9(g) of the Company Disclosure Letter, neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby would reasonably be expected to, either alone or in combination with any other event, (i) result in any material payment becoming due to any current or former employee, director, independent contractor or other individual service provider of the Company or its Subsidiaries, (ii) materially increase any compensation or benefits under any Company Plan, (iii) result in the acceleration of the time of payment, vesting or funding of any compensation or benefits for any employee, director, independent contractor or other individual service provider of the Company or its Subsidiaries, (iv) limit or restrict the ability of the Company or its Subsidiaries to merge, amend or terminate any Company Plan, or (v) result in any payment or benefit to any individual who would be a “disqualified individual” within the meaning of Section 280G of the Code that would reasonably be expected to be characterized as an “excess parachute payment” (as defined in Section 280G(b)(1) of the Code) or any other amount that would not be deductible under Section 280G of the Code.

(h) No Company Plan provides, and neither the Company nor any of its Subsidiaries has any obligation to provide (whether under a Company Plan or otherwise) (i) post-employment health, life insurance or other welfare benefits or coverage for any current or former employee or individual service provider of the Company or any of its Subsidiaries (or dependent thereof), other than (x) as part of severance or (y) as required by Part 6 of Subtitle B of Title I of ERISA, Section 4980B of the Code and any similar state Law and at the sole expense of the applicable employee or individual service provider or beneficiary or (ii) welfare benefits to any individual who is not a current or former employee or individual independent contractor of the Company or any of its Subsidiaries (or dependent thereof).

(i) No Company Plan provides for any gross-up or reimbursement of Taxes imposed under Section 409A or Section 4999 of the Code.

(j) Each Company Plan that is a “nonqualified deferred compensation plan” within the meaning of Section 409A of the Code has been maintained, operated and administered in material compliance with Section 409A of the Code.

(k) Section 4.9(k) of the Company Disclosure Letter separately sets forth each Company Plan maintained primarily for the benefit of current or former employees, directors, consultants or other individual service providers located outside the United States, other than any plan, program or arrangement required to be maintained by applicable Law (each, a “Foreign Company Plan”); provided that any such plan, program or arrangement required by applicable Law must be disclosed if the Company or any of its Subsidiaries provides material benefits or has material obligations thereunder in excess of the minimum required by applicable Law. Each Foreign Company Plan (i) has been established, maintained, funded, operated and administered in compliance in all material respects with its terms and applicable Law, (ii) if required to be registered, approved or qualified with any Governmental Entity, has been so registered, approved or qualified and remains in good standing, (iii) if intended to qualify for special Tax treatment, satisfies the requirements for such treatment, (iv) is fully funded, fully insured or fully reserved to the extent required by applicable Law or applicable accounting principles, (v) has no material unfunded or underfunded liabilities, (vi) is not a defined benefit pension plan, final salary plan, gratuity plan, termination indemnity plan, retiree medical plan or similar arrangement, in each case other than as required by applicable Law, and (vii) would not reasonably be expected to result in any material liability to Parent, the Surviving Corporation or any of their Affiliates following the Closing.

4.10 Labor Matters.

(a) Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, (i) neither the Company nor any of its Subsidiaries is a party to or otherwise bound by work rules or a collective bargaining agreement with a labor union, works council or other collective employee representative (a “Collective Bargaining Agreement”), (ii) neither the Company nor any of its Subsidiaries is, or has since the Applicable Date been, the subject of any proceeding before the National Labor Relations Board asserting that the Company or any of its Subsidiaries has committed an unfair labor practice, (iii) to the Knowledge of the Company, no labor union or labor organization is seeking, nor since the Applicable Date has sought, to compel the Company or any of its Subsidiaries to bargain with any labor union or labor organization and (iv) there is, and has since the Applicable Date been, no pending or, to the Knowledge of the Company, threatened, labor strike, walkout, work stoppage, slow-down, lockout or similar material labor dispute or disruption by employees of the Company or its Subsidiaries. None of the employees of the Company or any of its Subsidiaries is represented by a labor union in connection with their employment by the Company or its Subsidiaries, and, to the Knowledge of the Company, there is, and since the Applicable Date has been, no organizing activity with respect to the formation of a collective bargaining unit occurring or threatened involving employees of the Company or any of its Subsidiaries.

(b) The Company and its Subsidiaries are and since the Applicable Date have been in compliance with all applicable Laws governing employment or labor, including Laws relating to wages, hours, worker classification, contractors, immigration, collective bargaining, discrimination, civil rights, safety and health and workers’ compensation except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

(c) Since the Applicable Date, (i) to the Knowledge of the Company, no allegations of sexual harassment or sexual misconduct have been made against any current or former director, officer or employee with the title of Senior Vice President or above of the Company or any of its Subsidiaries, and, to the Knowledge of the Company, no such individual has engaged in any such conduct, (ii) neither the Company nor any of its Subsidiaries has entered into any settlement agreements related to allegations of sexual harassment by an officer of the Company or its Subsidiaries, and (iii) the Company and its Subsidiaries have reasonably investigated or otherwise responded to or addressed all reported allegations of potential material violations of labor or employment laws. No material Liability exists with respect to the foregoing.

(d) Since the Applicable Date, neither the Company nor any of its Subsidiaries has conducted a material group reduction in force (including any plant closing, mass layoff or other similar action) that triggered the notice requirements of the Worker Adjustment and Retraining Notification Act of 1988 or any similar state or local Laws (collectively, the “WARN Act”).

4.11 Compliance with Laws, Licenses.

(a) The businesses of each of the Company and its Subsidiaries, since the Applicable Date, have not been, and are not being, conducted in violation of any applicable Law, including any applicable Healthcare Laws, except for such violations that would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. To the Knowledge of the Company, no investigation or review by any Governmental Entity with respect to the Company or any of its Subsidiaries is pending or threatened nor has any Governmental Entity indicated an intention to conduct the same, except for such investigations or reviews the outcome of which would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, the Company and its Subsidiaries possess each permit, license, certification, approval, registration, consent, authorization, franchise, concession, variance, exemption and Order issued or granted by a Governmental Entity (each, a “License” and collectively, the “Licenses”) necessary to conduct their respective businesses.

(b) Neither the Company nor any of its Subsidiaries, nor any of its or their respective officers or directors, nor, to the Knowledge of the Company, any of its or their employees, or agents (while acting on behalf of the Company), (i) is currently or has been, in the last three (3) years: (A) a Sanctioned Person, (B) engaged in or is engaging in any dealings or transactions with, on behalf of, or for the benefit of any Sanctioned Person or in or with any Sanctioned Country, (C) engaging in any export, reexport, transfer or provision of any goods, software, technology, data or service without, or exceeding the scope of, any required or applicable licenses or authorizations under all applicable Ex-Im Laws; or (D) otherwise violated or been in violation of Sanctions, Ex-Im Laws, or U.S. anti-boycott Laws (collectively, “Trade Controls”), (ii) has, in the last three (3) years, (A) made or accepted any unlawful payment of any thing of value or given, received, offered, promised, or authorized or agreed to give or receive, any money, advantage or thing of value, directly or indirectly, to or from any Government Official or to or from any Person in any manner in violation of Anti-Corruption Laws; or (B) otherwise violated or been in violation of any Anti-Corruption Laws, or (iii) violated or been in violation of any Anti-Money Laundering Law.

(c) In the last three (3) years, neither the Company nor any of its Subsidiaries has (i) received from any Governmental Entity or any Person any notice, inquiry, or internal or external allegation, (ii) made any voluntary or involuntary disclosure to a Governmental Entity, or (iii) conducted any internal investigation or audit or been subject to any proceedings by any Governmental Entity concerning any actual or potential violation of Anti-Money Laundering Laws, Trade Controls or Anti-Corruption Laws.

(d) The Company and each of its Subsidiaries, in all material respects, (i) have complied with all Laws applicable and pertaining to each Government Contract and each Government Bid, (ii) have not submitted any invoices or made any statements, representations, or certifications to any Governmental Entity with respect to any Government Contract or Government Bid that were not correct, current and complete as of their submission date, (iii) have not received written notice: (A) of any termination for convenience, termination for default, cure notice or show of cause notice that is currently in effect or has been threatened with respect to any Government Contract or Government Bid, (B) that any cost incurred or invoice rendered pertaining to any Government Contract is currently being disallowed, questioned or challenged by any Governmental Entity, (C) of any pending or threatened claims or disputes against the Company or any of its Subsidiaries by any Governmental Entity or by any prime contractor, higher tier or lower tier subcontractor, vendor or other third party arising under or relating to any Government Contract or Government Bid, (D) of any actual or proposed suspension or debarment of the Company, any Subsidiary or any of their respective managers, directors or officers, employees, consultants or agents, or (E) that any cost accounting systems or procurement systems or the associated entries reflected in the Company’s or any of its Subsidiaries’ financial records with respect to any Government Contract or Government Bid are not in compliance with applicable Laws and contract obligations, (iv) have no organizational conflicts of interest with respect to any Government Contract or Government Bid, and (v) hold, maintain, and are in compliance with the terms of all permits, authorizations, and access passes or other documents required to perform each Government Contract including those which are required to access or provide delivery or other services in relation to any government facility, or other government controlled location.

(e) Neither the Company nor any of its Subsidiaries, nor any of their respective directors, officers, employees or, to the Knowledge of the Company, contractors or agents, has (i) entered into any corporate integrity agreement, deferred prosecution agreement, consent decree with a Governmental Entity or Government Official regarding a violation of or noncompliance with Healthcare Laws, (ii) been convicted of, or charged with a violation of or noncompliance with any Healthcare Laws, (iii) made any voluntary self-disclosure to a Governmental Entity regarding a material violation of or material noncompliance with Healthcare Laws or (iv) been excluded or debarred from any government health program or other such program sponsored in whole or in part by a Governmental Entity, nor any private third-party payor program. Since the Applicable Date, neither the Company nor any of its Subsidiaries, nor any of their respective directors, officers, or employees, has engaged in any activity that involves the billing or coding of medical claims, the submission of medical claims or any activities that require a license or accreditation under any Healthcare Laws.

4.12 Material Contracts. Section 4.12 of the Company Disclosure Letter sets forth a list as of the date of this Agreement of each Contract (other than any Company Plans) to which either the Company or any of its Subsidiaries is a party or bound, pursuant to which the Company or such Subsidiary has current or future obligations, other than each Contract solely among the Company and its wholly owned Subsidiaries, that:

(a) provides that any of them (or, after the Effective Time, Parent or its Affiliates) will not compete with any other Person, or which expressly grants “most favored nation”, rights of first refusal or offer or similar covenants to the counterparty to such Contract, in each case that is material to the Company and its Subsidiaries, taken as a whole;

(b) limits in any material respect either the type of business in which the Company or its Subsidiaries (or, after the Effective Time, Parent or its Affiliates) may engage or the manner or locations in which any of them may so engage in any business;

(c) requires the Company or its Subsidiaries (or, after the Effective Time, Parent or its Affiliates) to deal exclusively with any Person or group of related Persons, which Contract is material to the Company and its Subsidiaries, taken as a whole (other than any licenses or other Contracts entered into in the ordinary course);

(d) provides for the formation, creation, operation, management or control of any partnership, joint venture, strategic alliance or similar Contract with a third party (or otherwise sets forth the material terms of any such agreement or arrangement);

(e) is a Contract for the lease of real or personal property providing for annual payments of $2,000,000 or more;

(f) is required to be filed by the Company as a “material contract” pursuant to Item 601(b)(10) of Regulation S-K under the Securities Act;

(g) contains a put, call, right of first refusal, right of first offer or similar right pursuant to which the Company or any of its Subsidiaries would be required to directly or indirectly, purchase or sell, as applicable, any securities, capital stock or other equity interests, assets or business of any Person, other than as would not be material in type or amount;

(h) was entered into between the Company or any of its Subsidiaries, on the one hand, and a Governmental Entity, on the other hand, or had been entered into by the Company or any of its Subsidiaries as a subcontractor at any tier in connection with a Contract between another Person and a Governmental Entity, in each case, that is material to the Company and its Subsidiaries, taken as a whole;

(i) (x) any Contract relating to an Affiliate Transaction that was entered into other than on arms’-length terms or (y) is with any current executive officer or director of the Company or any of the Subsidiaries of the Company or any other stockholder of the Company beneficially owning 5% or more of outstanding Shares or, to the Company’s Knowledge, any member of the “immediate family” (as such term is defined in Item 404 of Regulation S-K promulgated under the Securities Act) or any affiliate of any of the foregoing;

(j) contains a license that is material to the business of the Company and its Subsidiaries to or from the Company or its Subsidiaries with respect to Intellectual Property, in each case, other than (i) licenses for Open Source Software, (ii) off-the-shelf, commercially available software with annual or aggregate fees less than $1,000,000 and (iii) non-exclusive licenses of Intellectual Property granted to customers, vendors, service providers, or suppliers in the ordinary course of business;

(k) relates to the settlement (or proposed settlement) of any pending or threatened suit or proceeding or in respect of which there are continuing material restrictions on the operations of the Company and its Subsidiaries or that would be binding on Parent or its Affiliates after the Effective Time (other than any customary confidentiality or release provisions), in each case, other than any settlement that provides solely for the payment of less than $5,000,000 in cash (net of any amount covered by insurance or indemnification that is reasonably expected to be received by the Company or any Subsidiary of the Company);

(l) any Contract (A) relating to the disposition or acquisition of assets by the Company or any of its Subsidiaries (other than dispositions of inventory in the ordinary course of business consistent with past practice) or any business (whether by merger, sale or purchase of assets, sale or purchase of stock or equity ownership interests or otherwise) for consideration in excess of $10,000,000 or (B) pursuant to which the Company or any of its Subsidiaries will, or has the right to, acquire any ownership interest in any Person (other than any Subsidiary of the Company) after the date of this Agreement, in each case, that contains ongoing obligations (other than customary confidentiality and indemnification obligations);

(m) contains any “earn-out” or contingent payment obligations or seller notes;

(n) excluding the Existing Credit Agreements, contains covenants expressly limiting, in any material respect, the ability of the Company or its Subsidiaries to sell, transfer, pledge or otherwise dispose of any material assets or business of the Company or its Subsidiaries outside of the ordinary course of business;

(o) is a Contract with any of the 10 largest clients (based on a consolidation of each client with each of its Affiliates) of the Company and its Subsidiaries, taken as a whole, based on revenue for the 12 months ended December 31, 2025 (the “Top Clients”);

(p) is a Contract with any of the 10 largest vendors, suppliers, contractors or service providers (based on a consolidation of each vendor, supplier or service provider with each of its Affiliates) of the Company and its Subsidiaries, taken as a whole, based on the aggregate amount of expenditures made by the Company and its Subsidiaries to such vendor, supplier or service provider based on total spend for the 12 months ended December 31, 2025 (the “Top Vendors”);

(q) is one of the 10 largest managing general agency Contracts, insurance production Contracts or other similar agreements between the Company or any of its subsidiaries and any insurance company or underwriter of insurance (based on gross premiums) for the 12 months ended December 31, 2025 (the “Top Carriers”);

(r) Contracts with Material Agents;

(s) provides for a right of any Person (other than the Company or its Subsidiaries) to receive fees or receive a profits interest in, invest, join or partner in (whether characterized as a contingent fee, profits interest, equity interest or otherwise), or have the right to any of the foregoing in any proposed or anticipated investment opportunity, joint venture or partnership;

(t) excluding the Existing Credit Agreements, evidences or relates to Indebtedness for borrowed money with an outstanding principal amount, together with the aggregate amount of all undrawn commitments related thereto, greater than $25,000,000;

(u) evidences a loan (whether secured or unsecured) made to, or a commitment to make a loan or similar extension of credit to, any other Person (other than Subsidiaries of the Company) in an amount in excess of $20,000,000;

(v) constitutes an interest rate swap, interest rate cap, interest rate, currency or commodity derivative or other Contract relating to a hedging;

(w) is a Collective Bargaining Agreement; or

(x) is a Contract not of a type (disregarding any dollar thresholds, materiality or other qualifiers, restrictions or other limitations applied to such Contract type) described in the foregoing clauses (a) through (w) that has or would reasonably be expected to involve payments or receipts in excess of $10,000,000 in any year (such Contracts required to be listed pursuant to clauses (a)-(x) above, the “Material Contracts”).

A true, correct and complete copy of each Material Contract, as amended as of the date of this Agreement, including all attachments, schedules and exhibits thereto, has been made available to Parent prior to the date of this Agreement. Each of the Material Contracts, is valid and binding on the Company or its Subsidiaries, as the case may be and, to the Knowledge of the Company, each other party thereto, and is in full force and effect and enforceable in accordance with its terms, except for such failures to be valid and binding or to be in full force and effect as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. Neither the Company nor any of its Subsidiaries nor, to the Knowledge of the Company, any other party is in breach of or in default under any Material Contract, and no event has occurred that, with the lapse of time or the giving of notice or both, would constitute a default thereunder by the Company or any of its Subsidiaries or to the Knowledge of the Company, other parties thereto, in each case, except for such breaches and defaults as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect and neither the Company nor any of its Subsidiaries has received written or, to the Knowledge of the Company, oral notice from any other party to a Material Contract that such other party intends to terminate, not renew, renegotiate or otherwise modify the terms of any such Material Contract, except for such notices to terminate, not renew, renegotiate or modify the terms of such Material Contract that, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect.

4.13 Takeover Statutes. No “fair price”, “moratorium”, “control share acquisition” or other similar anti-takeover statute or regulation (each, a “Takeover Statute”) or any anti-takeover provision in the Company Certificate of Incorporation or Company Bylaws or other Company Governing Documents is applicable to the Company, the Shares, the Merger or the other transactions contemplated by this Agreement. The Company does not maintain a stockholder rights plan, “poison pill” antitakeover plan or similar device in effect to which the Company is bound.

4.14 Environmental Matters. Except for such matters that would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, (a) each of the Company and its Subsidiaries is and has been since the Applicable Date in compliance with all Environmental Laws, which compliance includes obtaining, maintaining and complying with all permits or other Licenses required by applicable Environmental Laws, (b) neither the Company nor any of its Subsidiaries is subject to any Proceeding pending, or to the Knowledge of the Company threatened in writing, alleging non-compliance with or liability under any Environmental Law, (c) neither the Company nor any of its Subsidiaries is subject to any outstanding obligations under any Order concerning liability or obligations relating to any Environmental Law and (d) there has been no Release of, contamination by, or exposure of any Person to, Hazardous Substances (including at any real property currently or formerly, owned, leased or operated by the Company or any of its Subsidiaries), in any such case, that has resulted or would result in a liability to the Company or any of its Subsidiaries under any Environmental Law. The Company has made available to Parent all material environmental reports, studies, agreements, claims, correspondence and investigations in the possession or control of the Company or any of its Subsidiaries that relate to any current or former facilities, properties, operations or businesses of the Company or any of its Subsidiaries (or any of their respective predecessors or Affiliates).

4.15 Taxes. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect:

(a) The Company and each of its Subsidiaries (i) have prepared in good faith and duly and timely filed (taking into account all applicable extensions) all material Tax Returns required to be filed by any of them and all such filed Tax Returns are complete and accurate in all respects and (ii) have paid all material Taxes that are required to be paid (whether or not shown as due on such Tax Returns).

(b) Neither the Company nor any of its Subsidiaries is the subject of any audit, examination, investigation or other Proceedings in respect of material Taxes that has not been fully resolved, and, to the Knowledge of the Company, no such audit, examination, investigation or other Proceedings in respect of material Taxes is currently proposed, pending, or has been threatened in writing.

(c) There are no Liens for Taxes upon any property or assets of the Company or any of its Subsidiaries, except for Permitted Liens.

(d) There is no outstanding request for any extension of time for the Company or any of its Subsidiaries to pay any Tax or file any Tax Return, other than any such a request for an automatic extension made in the ordinary course of business, and there has been no waiver or extension of any applicable statute of limitations for the assessment or collection of any material Tax of the Company or any of its Subsidiaries that is currently in force.

(e) No claim has been made in writing by any Governmental Entity in a jurisdiction where the Company or any of its Subsidiaries does not file a particular type of Tax Returns or pay a particular type of Tax that such Person is or may be subject to an obligation to file such type of Tax Return or pay such type of Tax in that jurisdiction.

(f) Neither the Company nor any of its Subsidiaries has been a party to any “listed transaction” as set forth in Treasury Regulations Section 1.6011-4(b)(2).

(g) Neither the Company nor any of its Subsidiaries (i) is a party to any tax sharing agreement that would have a continuing effect after the Closing Date, except for any such agreement solely among the Company and its Subsidiaries, (ii) has any liability for Taxes of another Person as a result of being or having been a member of an “affiliated group” of corporations (within the meaning of Section 1504(a) of the Code) filing a consolidated U.S. federal income Tax Return or of any analogous or similar group for purposes of filing Tax Returns in any U.S. state or local or non-U.S. jurisdiction (other than any such group the common parent of which is or was the Company or any of its Subsidiaries) or (iii) has any material liability for the Taxes of another Person (other than the Company or any of its Subsidiaries) pursuant to applicable Law (including under Treasury Regulations Section 1.1502-6 (or any analogous or similar provision of U.S. state or local, or non-U.S. Law)), or as a transferee or successor.

(h) Neither the Company nor any of its Subsidiaries will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any taxable period (or portion thereof) beginning after the Closing Date as a result of any action taken prior to the Closing Date, including: (i) any change in, or the use of an incorrect method of, accounting for a taxable period (or portion thereof) ending on or prior to the Closing Date, (ii) any “closing agreement” as described in Section 7121 of the Code (or any analogous or similar provision of U.S. state or local or non-U.S. Law) executed prior to the Closing or any agreement with any Governmental Entity entered into or any ruling received or requested from any Governmental Entity prior to the Closing, (iii) any intercompany transaction or excess loss account described in Treasury Regulations under Section 1502 of the Code (or any analogous or similar provision of U.S. state or local, or non-U.S. Law) entered into or existing prior to the Closing, (iv) any prepaid amount received or deferred revenue accrued on or prior to the Closing Date, or (v) any installment sale or open transaction entered into before the Closing.

(i) Neither the Company nor any of its Subsidiaries has a permanent establishment (within the meaning of an applicable Tax treaty) or otherwise has become subject to income taxation in a jurisdiction other than that in which it is organized.

(j) The Company is classified as a corporation for U.S. federal income Tax purposes; Section 4.15(j) of the Company Disclosure Letter sets forth the U.S. federal income Tax classification of each of the Company’s Subsidiaries; and neither the Company nor any of its Subsidiaries has made any election under Treasury Regulations Section 301.7701-3.

(k) The Company and its Subsidiaries are in compliance in all respects with all applicable transfer pricing laws and regulations, including the execution and maintenance of contemporaneous documentation substantiating the transfer pricing practices and methodology and conducting intercompany transactions at arm’s length.

(l) In the past two years, neither the Company nor any of its Subsidiaries has been either a “distributing corporation” or a “controlled corporation” in a transaction governed, or intended to be governed, by Section 355 of the Code.

(m) The Company and its Subsidiaries have collected all material sales and use Taxes required to be collected, and have remitted, or will remit on a timely basis, such amounts to the appropriate Governmental Entity, or have been furnished properly completed exemption certificates and have maintained all such records and supporting documents in the manner required by all applicable sales and use Tax statutes and regulations.

4.16 Intellectual Property.

(a) Section 4.16(a) of the Company Disclosure Letter contains a true and complete list of all material issued, registered and applied for Intellectual Property, in each case, included in Company Intellectual Property. Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, all Intellectual Property owned or purported to be owned by the Company or any of its Subsidiaries (“Company Intellectual Property”) and required to be set forth on Section 4.16(a) of the Company Disclosure Letter is subsisting and, in the jurisdiction where such Company Intellectual Property is issued or registered, to the Knowledge of the Company, valid and enforceable.

(b) Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect: (i) (x) the operation of the business of the Company and its Subsidiaries as currently conducted does not infringe, misappropriate or otherwise violate (collectively, “Infringe”), and since the Applicable Date has not Infringed any Intellectual Property of any third party and (y) to the Knowledge of the Company, there are no Proceedings pending against the Company or any of its Subsidiaries alleging any of the foregoing, (ii) to the Knowledge of the Company, no third party is engaging in any activity that Infringes any Company Intellectual Property; and (iii) the Company or one of its Subsidiaries solely and exclusively owns all Company Intellectual Property and has valid rights to use all other Intellectual Property used or held for use in the conduct of their businesses as currently conducted, in each case, free and clear of all Liens (other than Permitted Liens).

(c) Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect: (i) neither the Company nor any of its Subsidiaries has disclosed, delivered, or made available, or has an obligation to disclose, deliver, or make available, any source code for any Company Software to any Person other than employees, contractors and service providers subject to confidentiality obligations restricting further disclosure or use of such source code; and (ii) no Company Software is or has been incorporated into, combined with, or distributed with any Open Source Software in a manner that requires the Company or any of its Subsidiaries to disclose, license, or distribute any source code for such Company Software under terms that require redistribution at no charge.

(d) Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, (i) the Information Technology Systems perform in a manner that permits the Company and its Subsidiaries to conduct their businesses as currently conducted and are free of defects, viruses, malware and other corruptants that are designed to disrupt or adversely affect the functionality of any Information Technology System, (ii) since the Applicable Date, the Information Technology Systems have not suffered any Cybersecurity Breach, malfunction or other failure, (iii) the Company has taken commercially reasonable steps to maintain the confidentiality of the Trade Secrets of the Company and its Subsidiaries, and (iv) each Person with access to Trade Secrets of the Company or any of its Subsidiaries is subject to confidentiality obligations or other legally binding duties of confidentiality, and to the Knowledge of the Company, no Person is currently in breach of any such obligation.

4.17 Data Privacy; Artificial Intelligence.

(a) Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, since the Applicable Date: (i) the Company and its Subsidiaries have had reasonable safeguards in place designed to protect all Personal Information in their possession or under their control against loss, theft or unauthorized disclosure, (ii) the Company and its Subsidiaries have implemented and maintained reasonable security measures designed to protect all Personal Information Processed by them or on their behalf, (iii) the Company and its Subsidiaries have complied with all Privacy Requirements and AI Requirements, (iv) there has been no Cybersecurity Breach that has required notification to any Person under any Privacy Requirement or any payment to any third party in connection with a Cybersecurity Breach, and (v) neither the Company nor any of its Subsidiaries has received any written notice of any claims of, or been charged with, any violation of any Privacy Requirement or AI Requirement and there is no Proceeding pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries relating to the same.

(b) Since the Applicable Date, each of the Company and its Subsidiaries has been in compliance with their respective published healthcare privacy policies and HIPAA in all material respects. To the Knowledge of the Company, each of the Company and its Subsidiaries has executed all business associate agreements that are required by HIPAA, where applicable. To the extent the Company or any of its Subsidiaries is acting as a business associate, as such term is defined in HIPAA, neither the Company nor any of its Subsidiaries is in material violation or material breach of any business associate agreement.

(c) Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect and since the Applicable Date, the Company and its Subsidiaries have maintained and complied with policies and procedures designed to: (i) protect against implicit or explicit biases, untrustworthiness, misinformation or errors that may arise in connection with AI Activities; (ii) ensure that AI Activities are conducted with appropriate transparency, explainability, human oversight and contestability; and (iii) otherwise ensure that all AI Activities are carried out in a responsible and ethical manner which respects the rights of other Persons. Such policies and procedures provide for management oversight and approval of AI Activities, and no member of the Company or its Subsidiaries has received notice from any Governmental Entity or other Person suggesting that such policies and procedures are insufficient, defective or have not been complied with.

4.18 Insurance. The Company has made available to Parent prior to the date of this Agreement true, correct and complete copies of all material insurance policies held by the Company (the “Insurance Policies”). The Insurance Policies held by the Company provide adequate coverage for all normal risks incidents to the business of the Company and its Subsidiaries and their respective properties and assets, except for any such failures to maintain such policies that would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. Each Insurance Policy is in full force and effect and all premiums due with respect to all such policies have been paid and, as of the date of this Agreement, no written notice of default or termination has been received by any of the Company or its Subsidiaries in respect thereof, with such exceptions that would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, since the Applicable Date, neither the Company nor any of its Subsidiaries have received any written notice or, to the Knowledge of the Company, other communication regarding any actual or possible (i) cancellation or invalidation of any such insurance policy other than in connection with ordinary renewals, (ii) refusal of any coverage or rejection of any claim under any insurance policy or (iii) adjustment in the amount of premiums payable with respect to any insurance policy (other than premium adjustments resulting from changes of exposure applicable to property, auto, or workers compensation insurance).

4.19 Real Property. Section 4.19 of the Company Disclosure Letter sets forth a true and complete list of all of the owned real property of the Company and its Subsidiaries (including the buildings, improvements and fixtures located thereon, and all appurtenances thereto, the “Owned Real Property”). Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, (a) the Company or its applicable Subsidiary has good, valid and marketable fee simple title to the Owned Real Property and to all of the buildings, structures and other improvements thereon, free and clear of all Liens (other than Permitted Liens) and (b) there are no pending or, to the Knowledge of the Company, threatened in writing condemnation, eminent domain or similar proceedings affecting any Owned Real Property. Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect (i) the Company or one of its Subsidiaries has a good and valid leasehold interest in each real property leased, subleased, licensed or otherwise occupied by the Company or any of its Subsidiaries (the “Leased Real Property”) pursuant to the applicable Company Lease (defined hereafter), free and clear of all Liens (other than Permitted Liens), (ii) each such lease, sublease, license or occupancy agreement together with all amendments, guarantees, supplements and other modifications thereto relating to the Leased Real Property thereof (each, a “Company Lease”) is a valid and binding obligation of the Company or Subsidiary party thereto and, to the Knowledge of the Company, the other party thereto, and is in full force and effect, subject to the Bankruptcy and Equity Exception, and (iii) none of the Company or any of its Subsidiaries has received or delivered written notice of any material default under any Company Lease. Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, (i) there are no pending or, to the Knowledge of the Company, threatened in writing condemnation, eminent domain, or similar proceedings affecting any Leased Real Property and (ii) neither the Company nor any of its Subsidiaries has leased, subleased or otherwise granted any Person the right to use or occupy the Owned Real Property or Leased Real Property. The Company has delivered or made available to Parent a true and complete copy of each Company Lease.

4.20 Affiliate Transactions. Since the Applicable Date, there have been no transactions, or series of related transactions, agreements, arrangements or understandings, nor are there any currently proposed transactions, or series of related transactions, agreements, arrangements or understandings, in each case, between the Company or any of its Subsidiaries, on the one hand, and any director, executive officer, Affiliate (including any immediate family members of any director, executive officer, Affiliate, or any related entity of the foregoing) or, to the Knowledge of the Company, any Person in which any such Person has a direct or indirect material interest, on the other hand, except for indemnification, reimbursement, compensation or other employment arrangements in the ordinary course of business (any such transaction, agreement, arrangement or understanding, an “Affiliate Transaction”).

4.21 Brokers and Finders. The Company has not employed any broker or finder or incurred any liability for any brokerage fees, commissions or finders’ fees in connection with the Merger or the other transactions contemplated in this Agreement, except that the Company has engaged Goldman Sachs & Co. LLC (“Goldman Sachs”) pursuant to the terms of the engagement letter between the Company and Goldman Sachs, to act as the Company’s financial advisor in connection with the Merger for a fee amount not to exceed the amount set forth in Section 4.21 of the Company Disclosure Letter, a true, correct and complete copy of which has been provided to Parent prior to the date hereof.

4.22 Opinion of Financial Advisor. The board of directors of the Company has received the opinion of Goldman Sachs to the effect that, as of the date of such opinion and based upon and subject to the various qualifications, assumptions, limitations and other matters set forth therein, the Merger Consideration to be paid to the holders (other than Parent and its affiliates) of Shares pursuant to this Agreement is fair from a financial point of view to such holders. A true, complete and accurate copy of the signed written version of such opinion will be made available to Parent solely for informational purposes and on a non-reliance basis promptly on or after the date of the execution of this Agreement.

4.23 Broker-Dealer Matters.

(a) Each of the Company and its Subsidiaries and the respective officers and employees of the foregoing who is required to be registered, licensed or qualified as a securities broker-dealer under the Exchange Act and/or any applicable similar U.S. state securities law is registered, licensed or qualified as such, except where the failure to be so registered, licensed or qualified would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. The Registered Broker-Dealer is and at all times so required since the Applicable Date has been, a member in good standing of FINRA and any such organization in which membership is required to conduct business of the Registered Broker-Dealer.

(b) Neither the Registered Broker-Dealer nor any “associated person” of the Registered Broker-Dealer is (i) subject to a “statutory disqualification” (as such terms are defined in the Exchange Act) or (ii) subject to a disqualification which would be a basis for censure, limitations on the activities, functions or operations of, or suspension or revocation of the registration of the Registered Broker-Dealer as a broker-dealer. There is no Proceeding pending or, to the knowledge of the Company, threatened in writing that would reasonably be expected to result in the Registered Broker-Dealer or any “associated person” thereof becoming ineligible to act in such capacity.

(c) The Registered Broker-Dealer has established and adopted policies and procedures in compliance with applicable Laws in all material respects, copies of which (including any written reports since the Applicable Date under such policies and procedures documenting identified material internal failures to comply with such policies and procedures relating to compliance by the Registered Broker-Dealer and employees subject thereto) have been delivered or made available to Parent and, except as otherwise noted in any such reports, the Registered Broker-Dealer has been in material compliance with such policies and procedures since January 1, 2025.

(d) The Registered Broker-Dealer is, and at all times since the Applicable Date has been, in compliance with the net capital requirements and customer reserve deposit requirements under the Exchange Act and FINRA’s rules and any similar applicable material Laws of any jurisdiction in which the Registered Broker-Dealer conducts business and, with respect to net capital requirements, in an amount sufficient to ensure that it is not required to file a notice under Rule 17a-11 under the Exchange Act.

4.24 Investment Adviser Matters.

(a) Each of the Company and its Subsidiaries and the respective officers and employees of the foregoing who is required to be registered, licensed or qualified as (i) an investment adviser or (ii) an investment adviser representative under the Investment Advisers Act of 1940, as amended (“Advisers Act”) or any applicable similar U.S. state securities law or is, and at all times so required since the Applicable Date has been, registered, licensed or qualified as such, except where the failure to be so registered, licensed or qualified would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. Each of the Registered Investment Advisers is and at all times so required since the Applicable Date has been duly registered as an investment adviser with the SEC.

(b) None of the Registered Investment Advisers nor any officer, employee or any other “persons associated with” (as defined in the Advisers Act) any Registered Investment Adviser is ineligible pursuant to Section 203(e) or 203(f) of the Advisers Act to serve as a registered investment adviser or as a “person associated with” a registered investment adviser. There is no Proceeding pending or, to the knowledge of the Company, threatened in writing that would reasonably be expected to result in a Registered Investment Adviser or any “person associated with” a Registered Investment Adviser becoming ineligible to act in such capacity.

(c) Each Registered Investment Adviser has designated a chief compliance officer in accordance with Rule 206(4)-7 under the Advisers Act. Each Registered Investment Adviser has implemented written policies and procedures as required by Rule 206(4)-7 and Rule 204A-1 under the Advisers Act, complete and correct copies of which (including any written reports since the Applicable Date under such policies and procedures documenting identified material internal failures to comply with such policies and procedures relating to compliance by such Registered Investment Adviser and its employees subject thereto) have been delivered or made available to Parent and, at all times since the Applicable Date, except as otherwise noted in any such reports, each Registered Investment Adviser has been in material compliance with such policies and procedures.

(d) Each Advisory Contract includes all provisions required by, and complies in all material respects with, the Advisers Act. Each Registered Investment Adviser is in compliance in all material respects with the terms and conditions of each Advisory Contract. At all applicable times since the Applicable Date, each Registered Investment Adviser has provided its investment advisory services to each Advisory Client in compliance with the Advisers Act in all material respects except for any such noncompliance that would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

4.25 Compliance with Insurance Regulatory Requirements.

(a) To the Knowledge of the Company, no director, officer, manager or employee of the Company or any of its Subsidiaries has any rights to receive any commissions or other compensation from any insurance carrier. Each of the Company and its Subsidiaries has implemented and followed in all material respects policies and procedures reasonably designed to provide reasonable assurance that each Insurance Producer employed by it at the time of soliciting, selling or producing any insurance policy, to the extent required by Law, was, to the extent required by applicable Law, duly appointed by the Company and its applicable Subsidiaries and was duly licensed as an insurance agent, broker or Insurance Producer for the type of insurance policies solicited, sold or produced by such producer, in each case, in the particular state in which such Insurance Producer solicited, sold or produced such insurance policy, in each case, except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. The manner in which the Company and its Subsidiaries compensates their (i) Insurance Producer involved in the solicitation, negotiation, sale or servicing of insurance policies and (ii) employees and independent contractors who are not licensed insurance agents, brokers or producers is, in each case, in compliance with Law, in each case, except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

(b) The manner in which the Company and each of its Subsidiaries is compensated by insurance carriers for its placements of insurance policies is in compliance with Law, except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, and to the Knowledge of the Company, no insurance carrier has paid any commissions or other compensation to the Company or its Subsidiaries for their sales of insurance policies in excess of the amount of commissions or other compensation permitted under Law. No material commissions, fees or other compensation previously paid to or accrued as revenue by the Company or any of its Subsidiaries is subject to reversal, return or disgorgement, except in the normal course of business, and except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. To the Knowledge of the Company, the Company and its subsidiaries have not paid any insurance commission or insurance customer lead or referral fee to any person that was required by applicable Law to be licensed as an insurance agency or brokerage to receive such payment and did not hold such license when the Company and its Subsidiaries made such payment.

(c) Each Company and its Subsidiaries required by applicable Law to be licensed as an insurance producer is duly licensed as a resident or non resident insurance producer authorized to sell each type of insurance policy which such Company or its Subsidiaries sells, and each such license is in full force and effect. Since the Applicable Date, none of the Company or its Subsidiaries has had any insurance license application denied or refused by any state insurance regulatory authority. Since the Applicable Date, (i) none of the Company or its Subsidiaries has had any insurance license placed in a probation status or suspended, revoked or non renewed nor had any material fine or penalty imposed on it by any state insurance regulatory authority, (ii) none of the Company or its Subsidiaries has ever solicited the sale of or sold any insurance policy in any state in which it was not duly licensed as a resident or non resident, as applicable, insurance producer authorized to sell such insurance policy and (iii) none of the Company or its Subsidiaries has been examined by any state insurance regulatory authority or received any cease and desist or show cause order from, or entered into any consent order with, any state insurance regulatory authority or been the subject of any administrative hearing or other proceeding brought by any state insurance regulatory authority, in each case, except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

(d) To the Knowledge of the Company, each current Insurance Producer is duly licensed as a resident or non resident insurance agent, broker or producer authorized to sell each type of insurance policy solicited and sold by such producer, and each such license is in full force and effect. To the Knowledge of the Company and to the extent required by applicable Law, each current Insurance Producer is duly appointed by each insurance carrier as required by applicable Law, and no insurance carrier has terminated such appointment for cause. To the Knowledge of the Company, no current Insurance Producer has: (i) had any insurance agent, broker or producer license placed in a probation status or suspended, revoked or non renewed or (ii) received any cease and desist or show cause order from, or entered into any consent order with, any state insurance regulatory authority or been the subject of any administrative hearing or other proceeding brought by any state insurance regulatory authority. To the Knowledge of the Company, no employee or independent contractor of the Company or any of its Subsidiaries has solicited or sold any insurance policy on behalf of the Company or any of its Subsidiaries when such employee or independent contractor was not (A) to the extent required by Law, appointed by the applicable insurance carrier or (B) duly licensed as a resident or non resident, as applicable, insurance agent, broker or producer in the state in which the solicitation or sale of such insurance policy occurred.

(e) Except for contingencies in contracts with certain carriers and partners (e.g., instances where the Company and/or its Subsidiaries fail to remit premiums due to carriers following the termination of the applicable contract), each of the Company and its Subsidiaries has the sole and exclusive rights to the ownership of all of its insurance policyholder accounts and no third party has any ownership right or interest (vested or unvested) in any such accounts, except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

(f) The Company and its Subsidiaries are in compliance in all material respects with all Laws that govern the administration of funds held in a fiduciary capacity.

(g) To the Knowledge of the Company, none of the Company or its Subsidiaries has paid or pays to, nor have they received or receive from, any person any fees or other compensation for such person providing potential insurance customers to the Company or its Subsidiaries or providing potential insurance customers to such person in violation of any Law. To the Knowledge of the Company, other than the payment of commissions and other compensation to Insurance Producers, none of the Company or its Subsidiaries is party to any Contract or arrangement whereby any part of any commission, fee or other remuneration payable to the Company or its Subsidiaries is shared by it with any third party in violation of any Law.

(h) The Company and its Subsidiaries maintain and are insured under all errors and omissions insurance or other professional liability insurance policies, surety bonds or other financial security instruments required under all Laws for it to maintain its insurance agency licenses.

(i) To the Knowledge of the Company, none of the Company or its Subsidiaries has advanced premiums on behalf of policyholders until the premiums have been paid by the policyholders, nor has the Company or its Subsidiaries advanced claim payments to policyholders on behalf of insurers in violation of Law or the policies and procedures of the Company and its Subsidiaries. To the Knowledge of the Company, none of the Company or its Subsidiaries has paid insurance premiums, premium adjustments or other items on behalf of any policyholder except with the authority (express or implied) of the policyholder on whose behalf such payments are purported to have been made in violation of Law or the policies and procedures of the Company and its Subsidiaries.

4.26 Fiduciary Assets. The aggregate Fiduciary Assets of the Company and its Subsidiaries are at least equal to the aggregate Fiduciary Liabilities of the Company and its Subsidiaries pursuant to any applicable contracts between the Company and its Subsidiaries, on the one hand, and insurance carriers or clients, on the other hand.

4.27 CPA Firms.

(a) Section 4.27(a) of the Company Disclosure Letter sets forth a true and complete list as of the date hereof of all Persons that are an independent certified public accountant firm and part of an alternative practice structure with the Company or one of its Subsidiaries (such Persons collectively, the “CPA Firms”).

(b) Except as set forth on Section 4.27 of the Company Disclosure Letter, for purposes of this ARTICLE IV, all representations and warranties with respect to any Subsidiary of the Company shall also be deemed to be made with respect to each CPA Firm, in each case, except as set forth in Section 4.27(c) below, (a) to the knowledge, consisting solely of information obtained or received pursuant to and in accordance with the applicable Administrative Services Agreement, of the individuals identified on Section 9.16(a) of the Company Disclosure Letter, and (b) qualified by Company Material Adverse Effect, in all applicable respects, to the extent not already so qualified (without giving effect to any “materiality” or similar other qualification otherwise set forth therein).

(c) Notwithstanding anything to the contrary in Section 4.27(b):

(i) There are no, and since the Applicable Date have been no, Proceedings pending or, to the Knowledge of the Company, threatened in writing by or against the CPA Firms, any of their respective Subsidiaries, or, to the Knowledge of the Company, any of the CPA Firms or their respective Subsidiaries respective partners, directors, officers or employees in their capacities as such, except for those that would not, individually or in the aggregate, reasonably be expected to have a material adverse effect on any CPA Firm and its Subsidiaries, taken as a whole. No CPA Firm nor any of its respective Subsidiaries is a party to, subject to, or in default under or in violation of, the provisions of any outstanding Order, writ, judgment, injunction, decree or award of any kind or nature that would, individually or in the aggregate, reasonably be expected to have a material adverse effect on any CPA Firm and its Subsidiaries, taken as a whole. All Proceedings set forth on or required to be set forth on Section 4.27(c)(i) of the Company Disclosure Letter are fully insured (subject to customary retentions) under the CPA Firm Insurance Policies.

(ii) The businesses of each of the CPA Firms and their respective Subsidiaries, since the Applicable Date, have not been, and are not being, conducted in violation of any applicable Law, except for such violations that would not, individually or in the aggregate, reasonably be expected to have a material adverse effect on the applicable CPA Firm and its Subsidiaries. To the Knowledge of the Company, no investigation or review by any Governmental Entity with respect to any CPA Firm or any of its respective Subsidiaries is pending or threatened nor has any Governmental Entity indicated an intention to conduct the same, except for such investigations or reviews the outcome of which would not, individually or in the aggregate, reasonably be expected to have a material adverse effect on any CPA Firm and its respective Subsidiaries. Except as would not, individually or in the aggregate, reasonably be expected to have a material adverse effect on any CPA Firm and its respective Subsidiaries, each CPA Firm and its respective Subsidiaries possess each License necessary to conduct their respective businesses.

(iii) The insurance policies held by the CPA Firms (the “CPA Firm Insurance Policies”) provide adequate coverage for all normal risks incidents to the business of the applicable CPA Firm and its Subsidiaries and their respective properties and assets, except for any such failures to maintain such policies that would not, individually or in the aggregate, reasonably be expected to have a material adverse effect on such CPA Firm and its Subsidiaries. To the Knowledge of the Company, each CPA Firm Insurance Policy is in full force and effect and all premiums due with respect to all such policies have been paid and, as of the date of this Agreement, no written notice of default or termination has been received by any of the CPA Firms or its Subsidiaries in respect thereof, with such exceptions that would not, individually or in the aggregate, reasonably be expected to have a material adverse effect on the applicable CPA Firm or its Subsidiaries. Except as would not, individually or in the aggregate, reasonably be expected to have a material adverse effect on a CPA Firm and its respective Subsidiaries, since the Applicable Date, no CPA Firm nor any of its respective Subsidiaries have received any written notice or, to the Knowledge of the Company, other communication regarding any actual or possible (i) cancellation or invalidation of any such insurance policy other than in connection with ordinary renewals, (ii) refusal of any coverage or rejection of any claim under any insurance policy or (iii) adjustment in the amount of premiums payable with respect to any insurance policy (other than premium adjustments resulting from changes of exposure applicable to property, auto, or workers compensation insurance).

4.28 Top Clients, Vendors and Carriers.

(a) Section 4.28(a) of the Company Disclosure Letter sets forth, as of the date of this Agreement, a list of the Top Clients. The Company has not (i) received any written notice from any such Top Client to the effect that such Top Client is terminating or not renewing its business relationship with the Company or respective Subsidiary of the Company with which it conducts business, will materially adjust the terms of its business relationship or will materially reduce its purchases of products and services from the Company and its Subsidiaries (whether as a result of the consummation of the transactions contemplated hereby or otherwise) or (ii) received any written (or to the Knowledge of the Company, oral) threats regarding any of the actions described in the preceding clause (i); provided, that the foregoing shall not include the expected completion of any project or provision of products or services in the ordinary course of business.

(b) Section 4.28(b) of the Company Disclosure Letter sets forth, as of the date of this Agreement, a list of the Top Vendors. The Company has not (i) received any written notice from any such Top Vendor to the effect that such Top Vendor is terminating or not renewing its business relationship with the Company or respective Subsidiary of the Company with which it conducts business, will materially adjust the terms of its business relationship or will materially reduce its purchases of products and services from the Company and its Subsidiaries (whether as a result of the consummation of the transactions contemplated hereby or otherwise) or (ii) received any written (or to the Knowledge of the Company, oral) threats regarding any of the actions described in the preceding clause (i); provided that the foregoing shall not include the expected completion of any project or provision of products or services in the ordinary course of business.

(c) Section 4.28(c) of the Company Disclosure Letter sets forth, as of the date of this Agreement, a list of the Top Carriers. The Company has not (i) received any written notice from any such Top Carrier to the effect that such Top Carrier is terminating or not renewing its business relationship with the Company or respective Subsidiary of the Company with which it conducts business, will materially adjust the terms of its business relationship or will materially reduce its purchases of products and services from the Company and its Subsidiaries (whether as a result of the consummation of the transactions contemplated hereby or otherwise) or (ii) received any written threats regarding any of the actions described in the preceding clause (i); provided, that the foregoing shall not include the expected completion of any project or provision of products or services in the ordinary course of business.

4.29 No Other Representations and Warranties. Except for the representations and warranties of the Company contained in this ARTICLE IV or in any certificate delivered in connection with this Agreement, the Company is not making and has not made, and no other Person is making or has made on behalf of the Company, any express or implied representation or warranty in connection with this Agreement or the transactions contemplated hereby; and neither the Company nor any person on behalf of the Company is making any express or implied representation or warranty with respect to the Company or any of its Subsidiaries or their respective businesses or with respect to any other information made available to Parent or Merger Sub in connection with the transactions contemplated by this Agreement. Except for the representations and warranties expressly set forth in this ARTICLE IV or in any certificate delivered in connection with this Agreement, the Company hereby disclaims all liability and responsibility for all projections, forecasts, estimates, financial statements, financial information, appraisals, statements, promises, advice, data or information made, communicated or furnished (orally or in writing, including electronically) to Parent or any of Parent’s Affiliates or any Representatives of Parent or any of Parent’s Affiliates, including omissions therefrom. Without limiting the foregoing, the Company makes no representation or warranty of any kind whatsoever, express or implied, written or oral, at law or in equity, to Parent or any of its Affiliates or any Representatives of Parent of any of its Affiliates regarding the success, profitability or value of the Company. The Company hereby acknowledges that, except for the representations and warranties expressly set forth in ARTICLE V, neither Parent, Merger Sub nor any of their Affiliates or other Parent Related Parties, nor any other Person on behalf of any of them, has made or is making any other, and the Company is not relying upon any other, express or implied representation or warranty or other statement with respect to Parent, Merger Sub, any of their respective Affiliates or other Parent Related Parties or their respective business or operations, including with respect to any information provided or made available to the Company or any of their respective Affiliates or Representatives, and all other representations and warranties are specifically disclaimed. Except with respect to the representations and warranties expressly set forth in ARTICLE V or any breach of any covenant or other agreement of Parent or Merger Sub contained herein, the Company hereby acknowledges that neither Parent, Merger Sub nor any of their Affiliates or other Parent Related Parties, nor any other Person on their behalf, will have or be subject to any liability or indemnification obligation to the Company or any of its Affiliates on any basis (including in contract or tort, under federal or state securities Laws or otherwise) based upon the delivery, dissemination or any other distribution to the Company or any of its Affiliates or Representatives, or the use by the Company or any of its Affiliates or Representatives, of any information, documents, projections, forecasts, estimates, predictions or other material made available to the Company or any of its affiliates or their respective Representatives in expectation of the Merger or the other transactions contemplated by this Agreement.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Except as set forth in the corresponding sections or subsections of the disclosure letter delivered to the Company by Parent at the time of entering into this Agreement (the “Parent Disclosure Letter”) (it being understood and agreed that any disclosure set forth in one section or subsection of the Parent Disclosure Letter shall be deemed to be disclosed with respect to, and shall be deemed to apply to and qualify, the section or subsection of this Agreement to which it corresponds in number and each other section or subsection of this Agreement to the extent the qualifying nature of such disclosure with respect to such other section or subsection is reasonably apparent on the face of such disclosure), Parent and Merger Sub hereby represent and warrant to the Company as follows:

5.1 Organization, Good Standing and Qualification. Each of Parent and Merger Sub is a legal entity duly organized, validly existing and in good standing under the Laws of its respective jurisdiction of organization and has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted and is qualified to do business and is in good standing as a foreign legal entity (to the extent such concept is recognized under applicable Law) in each jurisdiction where the ownership, leasing or operation of its assets or properties or the conduct of its business requires such qualification, except where the failure to be so organized, qualified or in good standing, or to have such power or authority, would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect. Prior to the date of this Agreement, Parent has made available to the Company complete and correct copies of the certificate of incorporation and bylaws of Parent and the certificate of incorporation and bylaws of Merger Sub, in each case as amended to and in effect on the date of this Agreement.

5.2 Ownership of Merger Sub. The authorized capital stock of Merger Sub consists of 1,000 shares of common stock, par value $0.01 per share, all of which are validly issued and outstanding. All of the issued and outstanding capital stock of Merger Sub is, and at the Effective Time will be, owned, directly or indirectly, by Parent. Merger Sub was formed solely for purposes of engaging in the transactions contemplated by this Agreement and has not conducted any business prior to the date of this Agreement and does not have any assets, liabilities or obligations of any nature other than those incident to its formation, and prior to the Effective Time will not have engaged in any business and will not have any assets, liabilities or obligations other than those arising pursuant to this Agreement and the transactions contemplated hereby, including the Merger.

5.3 Corporate Authority and Approval. Each of Parent and Merger Sub has all requisite corporate or similar power and authority and each has taken all corporate or similar action necessary in order to execute, deliver and, subject to obtaining the approval contemplated by Section 6.15 of this Agreement in the case of Merger Sub, perform its obligations under this Agreement and to consummate the Merger and the other transactions contemplated by this Agreement. This

Agreement has been duly executed and delivered by Parent and Merger Sub and, assuming due execution and delivery by the Company, constitutes a valid and binding agreement of Parent and Merger Sub, enforceable against each of Parent and Merger Sub in accordance with its terms, subject to the Bankruptcy and Equity Exception. The approval and adoption of this Agreement by Parent as the sole stockholder of Merger Sub that is to be delivered pursuant to Section 6.15 is the only vote or approval required in order for Parent and Merger Sub to execute and deliver this Agreement, to perform their obligations under this Agreement, or to consummate the transactions contemplated hereby, including the Merger, on the terms and subject to the conditions of this Agreement. No approval by the stockholders of Parent is required in order for Parent to execute, deliver and perform its obligations under this Agreement or to consummate the transactions contemplated hereby on the terms and subject to the conditions of this Agreement.

5.4 Governmental Filings; No Violations.

(a) Other than (i) the filing of the Certificate of Merger pursuant to Section 1.3 and (ii) the necessary Consents required under the HSR Act or any Foreign Investment and Competition Laws in connection with the Merger, the Exchange Act and the Securities Act, no filings, notices and/or reports are required to be made by Parent or Merger Sub or their Subsidiaries with, nor are any Consents required to be obtained by Parent or Merger Sub or their Subsidiaries from any Governmental Entity in connection with the execution, delivery and performance of this Agreement by Parent and Merger Sub and/or the consummation by Parent and Merger Sub of the Merger and the other transactions contemplated hereby, except, in each case, those that the failure to make or obtain would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect.

(b) The execution, delivery and performance of this Agreement by Parent and Merger Sub does not, and the consummation by Parent and Merger Sub of the Merger and the other transactions contemplated hereby will not, (i) constitute or result in a breach or violation of, or contravention or a default under, the organizational documents of Parent or certificate of incorporation or bylaws of Merger Sub, (ii) constitute or result in, with or without the lapse of time or the giving of notice or both, a breach or violation of, a default or termination or modification (or right of termination or modification) under, payment of additional fees under, the creation or acceleration of any obligations under, the loss of benefits under, or the creation of a Lien on any of the assets of Parent or any of its Subsidiaries pursuant to any Contract binding upon Parent or any of its Subsidiaries, or, (iii) assuming (solely with respect to performance of this Agreement and consummation of the Merger and the other transactions contemplated hereby) the Consents referred to in Section 5.4(a) are made or obtained, conflict with or violate any Law or License to which Parent or any of its Subsidiaries is subject; except, in the case of clauses (ii) and (iii) above, for any such breach, violation, default, termination, modification, payment, requirement, creation, acceleration, Lien, conflict or violation that would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect.

5.5 Litigation. As of the date of this Agreement, there are no Proceedings pending or, to the Knowledge of Parent, threatened in writing against Parent or Merger Sub that seek to enjoin, or would reasonably be expected to have the effect of preventing or making illegal, any of the transactions contemplated by this Agreement, except as would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect. As of the date of this Agreement, neither Parent, nor Merger Sub or any of their respective Subsidiaries is a party to or subject to the provisions of any Order, award, stipulation or settlement of or with any Governmental Entity that would, individually or in the aggregate, reasonably be likely to have a Parent Material Adverse Effect.

5.6 Brokers and Finders. Parent has not employed any broker or finder or incurred any liability for any brokerage fees, commissions or finders’ fees in connection with the Merger or the other transactions contemplated in this Agreement, except for Persons whose fees and expense shall be paid by Parent or its Affiliates.

5.7 Financing Ability.

(a) Parent has provided to the Company true, accurate and complete copies of

(i) a fully executed debt commitment letter, dated as of the date hereof (together with all annexes, schedules and exhibits thereto and the OpCo Debt Financing Fee Letters, collectively, the “OpCo Debt Commitment Letter”), addressed to Guarantor and Parent from the Debt Financing Sources party thereto, pursuant to which the Debt Financing Sources party thereto have committed to provide, subject to the terms and conditions set forth therein, the debt financing described therein for the purposes described therein (the “OpCo Debt Financing” and the commitments under the OpCo Debt Commitment Letter, the “OpCo Debt Financing Commitments”), and each related fee letter to which Parent or any of its Affiliates is party (collectively, the “OpCo Debt Financing Fee Letters”); provided that the OpCo Debt Financing Fee Letters have been redacted, in a customary manner, for fees, “securities demand” provisions, pricing terms and pricing caps, “market flex” provisions and other commercially sensitive terms, none of which would reasonably be expected to (A) adversely affect the enforceability, conditionality, availability or termination of the OpCo Debt Financing, (B) reduce the aggregate principal amount of the OpCo Debt Financing to be funded on the Closing Date to an amount that, when taken together with the aggregate amount of the HoldCo Debt Financing (including any upsizes or replacements thereof), the Equity Financing (including any upsizes or replacements thereof) and other cash readily available to Parent, would be less than the Required Amount or (C) impose additional conditions precedent to the initial funding of the OpCo Debt Financing or otherwise expand any condition precedent to the initial funding of the OpCo Debt Financing set forth in the OpCo Debt Commitment Letter as of the date of this Agreement;

(ii) a fully executed debt commitment letter, dated as of the date hereof (together with all annexes, schedules and exhibits thereto and the HoldCo Debt Financing Fee Letters, collectively, the “Holdco Debt Commitment Letter” and, together with the OpCo Debt Commitment Letter, collectively, the “Debt Commitment Letters”), addressed to Parent and one or more applicable affiliates of Parent from the Debt Financing Sources party thereto, pursuant to which the Debt Financing Sources party thereto have committed to provide, subject to the terms and conditions set forth therein, the debt financing described therein for the purposes described therein (the “HoldCo Debt Financing” and, together with the OpCo Debt Financing, collectively, the “Debt Financing”; the commitments under the HoldCo Debt Commitment Letter, the “HoldCo Debt Financing Commitments” and, together with the OpCo Debt Financing Commitments, collectively, the “Debt Financing Commitments”), and each related fee letter to which Parent or any of its Affiliates is party (collectively, the “HoldCo Debt Financing Fee Letters” and, together with the OpCo Debt Financing Fee Letters, collectively, the “Fee Letters”); provided that the HoldCo Debt Financing Fee Letters have been redacted, in a customary manner, for fees, pricing terms, “market flex” provisions and other commercially sensitive terms, none of which would reasonably be expected to (A) adversely affect the enforceability, conditionality, availability or termination of the HoldCo Debt Financing, (B) reduce the aggregate principal amount of the HoldCo Debt Financing to be funded on the Closing Date to an amount that, when taken together with the aggregate amount of the OpCo Debt Financing (including any upsizes or replacements thereof), the Equity Financing (including any upsizes or replacements thereof) and other cash readily available to Parent, would be less than the Required Amount or (C) impose additional conditions precedent to the initial funding of the HoldCo Debt Financing or otherwise expand any condition precedent to the initial funding of the HoldCo Debt Financing set forth in the HoldCo Debt Commitment Letter as of the date of this Agreement; and

(iii) a fully executed equity commitment letter, dated as of the date hereof (together with all annexes, schedules and exhibits thereto and any fee letters or engagement letters related thereto, collectively, the “Equity Commitment Letter” and, together with the Debt Commitment Letter, the “Commitment Letters”), from New Mountain Partners VII, L.P., New Mountain Partners VII Luxembourg, SCSp and Turbo Parent Partnership LP (the “Equity Investors”), pursuant to which the Equity Investors have committed to provide, subject to the terms and conditions set forth therein, the financing described therein for the purposes described therein (the “Equity Financing” and, together with the Debt Financing, collectively referred to as the “Financing”; and the commitments under the Equity Commitment Letter, the “Equity Financing Commitments” and, together with the Debt Financing Commitments, the “Financing Commitments”). The Equity Commitment Letter provides, and will continue to provide, that the Company is an express third party beneficiary of the Equity Commitment Letter and is entitled to enforce such agreement, and that Parent and the Equity Investors have waived any defenses to the enforceability of such third party beneficiary rights, in each case in accordance with its terms and subject to the limitations set forth therein, herein and in Section 9.13 (Specific Performance).

(b) As of the date of this Agreement, the Commitment Letters are legal, valid and binding obligations of Equity Investors, Guarantor and Parent, as applicable to the extent such persons are parties thereto, and, to the Knowledge of Parent, the other parties thereto, are in full force and effect, and are enforceable against Equity Investors, Guarantor and Parent, to the extent such persons are parties thereto, and, to the Knowledge of Parent, the other parties thereto, in accordance with their terms, in each case, subject only to the Bankruptcy and Equity Exception. As of the date of this Agreement, (i) none of the Commitment Letters has been terminated, rescinded, amended, restated, amended and restated, supplemented, waived or otherwise modified (and no such termination, rescission, amendment, restatement, amendment and restatement, supplement, waiver or other modification is contemplated, other than as permitted without the prior written consent of the Company pursuant to Section 6.18(c)) and (ii) the respective commitments set forth in the Commitment Letters have not been withdrawn, terminated or rescinded in any respect (and, to the Knowledge of Parent, no such withdrawal, termination or rescission is contemplated). As of the date of this Agreement, assuming (x) the accuracy of the representations and warranties set forth in ARTICLE IV hereof and (y) the performance in all material aspects of the Company and its

Affiliates of their respective obligations set forth in this Agreement, no event has occurred that, with or without notice, lapse of time, or both, would reasonably be expected to (A) constitute a default or breach by Parent, or to the Knowledge of Parent, any of the other parties thereto, under the Commitment Letters, (B) constitute a failure by Guarantor or Parent to satisfy a condition precedent to the initial funding of the Financing set forth in any Commitment Letter that is to be satisfied by Guarantor or Parent, or (C) result in any portion of the amounts to be funded in accordance with the Commitment Letters being unavailable on the Closing Date. As of the date of this Agreement, assuming (x) the accuracy of the representations and warranties set forth in ARTICLE IV hereof and (y) the performance in all material aspects of the Company and its Affiliates of their respective obligations set forth in this Agreement, Parent does not have any reason to believe that Guarantor or Parent will be unable to satisfy any condition precedent to the initial funding of the Financing set forth in the Commitment Letters that is to be satisfied by Guarantor or Parent on a timely basis (and, in any event, at or prior to Closing) and (y) Parent does not have any reason to believe that, subject to satisfaction of the conditions precedent to the initial funding of the Financing set forth in the Commitment Letters, the full amount of the Financing will not be made available to Guarantor or Parent on the Closing Date. As of the date of this Agreement, none of the Equity Investors or Debt Financing Sources party to the Commitment Letters has notified Parent of its intention to terminate or withdraw the Financing Commitments.

(c) As of the date of this Agreement, except as expressly set forth or contemplated in the Commitment Letters, there are no (i) conditions precedent to the respective obligations of the Equity Investors and the Debt Financing Sources party to the respective Commitment Letters to provide the Financing pursuant to the applicable Commitment Letters or (ii) contractual contingencies (including any condition or contingency relating to the availability of any “market flex” provisions) that would permit the Financing Sources to reduce the aggregate principal amount of the Financing to be funded on the Closing Date. As of the date of this Agreement, except as expressly set forth or contemplated in the Commitment Letters delivered to the Company on or prior to the date hereof, there are no side letters or other agreements related to the Financing to which Parent or any of its Affiliates or, to the Knowledge of Parent, any Equity Investor or Debt Financing Source party to the Commitment Letters is party that would reasonably be expected to (A) adversely affect the availability of the Financing, (B) reduce the aggregate principal amount of the Financing to be funded on the Closing Date to an amount that, when taken together with other cash readily available to Parent, would be less than the Required Amount or (C) impose additional conditions precedent to the initial funding of the Financing or otherwise expand any condition precedent to the initial funding of the Financing set forth in the Commitment Letters as of the date of this Agreement.

(d) As of the date of this Agreement, assuming (w) the conditions to the obligation of Parent and Merger Sub to consummate the Merger set forth in ARTICLE VII have been satisfied or waived, (x) the accuracy of the representations and warranties set forth in ARTICLE IV, (y) the performance in all material aspects of the Company and its Affiliates of their respective obligations set forth in this Agreement and (z) the Financing is funded and applied in accordance with the Commitment Letters, the aggregate proceeds of the Financing (both before and after giving effect to the exercise of any or all “market flex” provisions contained in the Debt Commitment Letters) will be in an amount that, when taken together with other cash readily available to Parent at the Closing, will be sufficient to (i) pay, or cause to be paid, the Merger Consideration and satisfy all of the payment obligations of Parent or Merger Sub required to be satisfied pursuant to this Agreement in connection with the Closing, (ii) prepay or repay, or cause to be prepaid or repaid, in full all outstanding Indebtedness of the Company or its Subsidiaries under the Existing Credit Agreements on the Closing Date and (iii) pay, or cause to be paid, all fees, costs and expenses required to be paid by Parent and/or Merger Sub in connection with the transactions contemplated under this Agreement (the amount sufficient to enable Parent and Merger Sub to make such payments or cause such payments to be made, collectively, the “Required Amount”).

(e) As of the date of this Agreement, Parent and/or Merger Sub has fully paid (or caused to be paid) any and all commitment fees and other fees that the Commitment Letters require be paid on or prior to the date of this Agreement.

(f) Notwithstanding anything to the contrary contained in this Agreement, but subject in all respects to Section 9.13(b)(ii), the obligations of Parent and Merger Sub under this Agreement are not subject to any conditions regarding Parent’s, its Affiliates’ or any other Person’s ability to obtain financing (including the Equity Financing and the Debt Financing).

5.8 Limited Guarantee. Concurrently with the execution of this Agreement, Parent has delivered to the Company a limited guarantee, dated as of the date of this Agreement (the “Limited Guarantee”) pursuant to which Grant Thornton Advisors LLC (the “Guarantor”) has guaranteed the payment of (i) the Parent Termination Fee, and the costs and expenses in connection with the enforcement thereof, in each case to the extent such amount is due and payable pursuant to Section 8.5 (Effect of Termination and Abandonment) (but subject to the limitations therein), (ii) the expense obligations of Parent to the extent due pursuant to Section 6.10 (Expenses) and (iii) the indemnification obligations of Parent to the extent due pursuant to Section 6.18 (Debt Financing). The Limited Guarantee is in full force and effect and is a valid and binding obligation of the Guarantor and enforceable against the Guarantor in accordance with its terms and no event has occurred which, with or without notice, lapse of time or both, could constitute a default on the part of the Guarantor under the Limited Guarantee. The Guarantor has access to sufficient cash, available lines of credit, capital commitments or other sources of available funds and capital to satisfy the amount of its guaranteed obligations under the Limited Guarantee in full if and when due pursuant to the terms thereunder.

5.9 Solvency. Neither Parent nor Merger Sub is entering into this Agreement with the intent to hinder, delay or defraud either present or future creditors of Parent, the Company or any of its Subsidiaries or any other Person. Immediately after giving effect to all of the transactions contemplated by this Agreement and the Debt Commitment Letters, including the Debt Financing (including after giving effect to any financing incurred in connection with the transaction contemplated hereby) and the making of the payments contemplated by this Agreement, and assuming (i) satisfaction of the conditions to Parent’s obligation to consummate the Merger as set forth herein, the accuracy of the representations and warranties of the Company set forth herein and the performance by the Company of its obligations hereunder and (ii) that, immediately prior to the Effective Time, without giving effect to the Debt Financing, the Company and its Subsidiaries, on a consolidated basis, are Solvent, the Surviving Corporation and each Subsidiary of the Surviving Corporation, on a consolidated basis, will be Solvent.

5.10 No Other Representations and Warranties. Except for the representations and warranties of Parent and Merger Sub contained in this ARTICLE V or in any certificate delivered in connection with this Agreement, neither Parent nor Merger Sub is making or has made, and no other Person is making or has made on behalf of Parent and Merger Sub, any express or implied representation or warranty in connection with this Agreement or the transactions contemplated hereby; and neither Parent nor Merger Sub nor any person on behalf of Parent and Merger Sub is making any express or implied representation or warranty with respect to Parent and Merger Sub or with respect to any other information made available to the Company in connection with the transactions contemplated by this Agreement.

5.11 Access to Information; Disclaimer. Parent and Merger Sub each acknowledges and agrees that it (a) has had an opportunity to discuss the business of the Company and its Subsidiaries and with the management of the Company, (b) has had reasonable access to (i) certain books and records of the Company and its Subsidiaries and (ii) the documents provided by the Company for purposes of the transactions contemplated by this Agreement, (c) has been afforded the opportunity to ask questions of and receive answers from officers of the Company and (d) has conducted its own independent investigation of the Company and its Subsidiaries, their respective businesses and the transactions contemplated hereby, and has not relied on any representation, warranty or other statement by any Person on behalf of the Company or any of its Subsidiaries, other than the representations and warranties of the Company contained in ARTICLE IV or in any certificate delivered in connection with this Agreement, and that all other representations and warranties are specifically disclaimed. Without limiting the foregoing, except for the representations and warranties set forth in ARTICLE IV or in any certificate delivered in connection with this Agreement, each of Parent and Merger Sub further acknowledges and agrees that none of the Company or any of its stockholders, directors, officers, employees, Affiliates, advisors, agents or other Representatives has made any representation or warranty concerning any estimates, projections, forecasts, business plans or other forward-looking information regarding the Company, its Subsidiaries or their respective businesses and operations. Each of Parent and Merger Sub hereby acknowledges that there are uncertainties inherent in attempting to develop such estimates, projections, forecasts, business plans and other forward-looking information with which Parent and Merger Sub are familiar, that Parent and Merger Sub are taking full responsibility for making their own evaluation of the adequacy and accuracy of all estimates, projections, forecasts, business plans and other forward-looking information furnished to them (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, business plans and other forward-looking information), and that Parent and Merger Sub will have no claim against the Company or any of its stockholders, directors, officers, employees, Affiliates, advisors, agents or other Representatives with respect thereto.

ARTICLE VI

COVENANTS

6.1 Interim Operations. Except (w) as required by applicable Law, (x) as Parent may approve in writing (such approval not to be unreasonably withheld, conditioned or delayed), (y) as expressly disclosed in Section 6.1(a) of the Company Disclosure Letter or (z) as expressly provided for in this Agreement, the Company covenants and agrees as to itself and its Subsidiaries that, from and after the execution of this Agreement and prior to the earlier of (1) the Effective Time or (2) the termination of this Agreement in accordance with ARTICLE VIII (A) the Company shall and shall cause its Subsidiaries to use commercially reasonable efforts (i)

to conduct its business and the business of its Subsidiaries in the ordinary course of business consistent with past practice in all respects and (ii) preserve intact their business organizations, goodwill and assets and preserve their present material relationships with Governmental Entities and other material third parties, including customers, reinsurers, suppliers and other Persons with whom the Company and its Subsidiaries have business relationships; provided, however that no action that is specifically permitted by any of subclauses (a) through (t) of Section 6.1(B) shall be deemed a breach of either this clause (A) or any other subclause of Section 6.1(B) and (B) without limiting the generality of, and in furtherance of, the foregoing, the Company shall not and will not permit any of its Subsidiaries to:

(a) (i) amend its certificate of incorporation or bylaws (or comparable governing documents), other than amendments to the governing documents of any wholly-owned Subsidiary of the Company that are not material, (ii) split, combine, subdivide, adjust or reclassify any shares of capital stock or other voting or equity interests (except for any such transaction by a wholly-owned Subsidiary of the Company which remains a wholly-owned Subsidiary after consummation of such transaction), (iii) declare, set aside, establish a record date for or pay any dividend or distribution payable in cash, stock or property (or any combination thereof) in respect of any shares of its capital stock or other voting or equity interests (except for any dividends or distributions paid by a direct or indirect wholly owned Subsidiary of the Company to another direct or indirect wholly owned Subsidiary of the Company or to the Company), (iv) purchase, repurchase, redeem or otherwise acquire directly or indirectly any shares of its capital stock or any securities convertible or exchangeable into or exercisable for any shares of its capital stock (other than (1) pursuant to the exercise of Company Options outstanding on the date hereof or the forfeiture of, or withholding of Taxes with respect to, Company Options, Company Restricted Stock, Company PSUs or Company RSUs or (2) purchases, repurchases, redemptions or other acquisitions of securities of any wholly owned Subsidiary of the Company by the Company or any other wholly owned Subsidiary of the Company), (v) pledge or encumber any shares of its capital stock or other voting or equity interests or (vi) alter or modify the terms of any shares of its capital stock or other voting or equity interests;

(b) merge, amalgamate or consolidate with any other Person, or restructure, reorganize or completely or partially liquidate;

(c) other than as required by the terms of any Company Plan in effect as of the date hereof, (i) increase the compensation or benefits payable to any employee, director, independent contractor or other individual service provider of the Company or any of its Subsidiaries, other than increases to any such individuals who are not directors or employees with the title of Vice President or above of the Company or its Subsidiaries in the ordinary course of business consistent with past practice, (ii) grant any bonus, including, without limitation, any award under the EACB, to any employee, director, independent contractor or other individual service provider of the Company or any Subsidiaries, (iii) except as otherwise permitted by this Section 6.1(c), establish, adopt, amend, waive any material right under, waive compliance with any restrictive covenant under, or terminate any Company Plan (or a plan that would be a Company Plan if in effect on the date hereof), (iv) take any action to accelerate the vesting, payment or funding of any compensation or benefits for any individual service provider of the Company or its Subsidiaries or in respect of any Company Plan, (v) hire, engage, promote or terminate the employment or engagement of (other than for cause) any employee, independent contractor or other individual service provider of the Company or any Subsidiaries with annual base compensation in excess of (or would be in excess of) $600,000, or (vi) fund or secure the payment of compensation or benefits under any Company Plan or related trust or other funding vehicle;

(d) recognize any labor union, works council or other collective employee representative as the representative of any employees of the Company or any of its Subsidiaries, or enter into any Collective Bargaining Agreement;

(e) incur or assume any Indebtedness, except (i) Indebtedness under the Company’s Existing Credit Agreements or commercially reasonable replacement facilities and/or extensions of maturity in respect thereof, (ii) in order to refinance or renew any existing Indebtedness (including under the Existing Credit Agreements) as reasonably determined by the Company, (iii) in replacement of existing Indebtedness which has matured or is scheduled to mature, in each case, after the date of this Agreement, on then prevailing market terms or on terms substantially consistent with or more beneficial to the Company and its Subsidiaries, taken as a whole, then the Indebtedness being replaced, (iv) inter-company Indebtedness among the Company and its wholly owned Subsidiaries, (v) (A) to the extent not drawn upon and payments are not triggered thereby, letters of credit, bank guarantees, security or performance bonds or similar credit support instruments and (B) overdraft facilities or cash management programs, in each case issued, made or entered into in the ordinary course of business or (vi) hedging in compliance with the hedging strategy of the Company as of the date of this Agreement in the ordinary course of business and not for speculative purposes;

(f) incur, authorize, make or commit to any capital expenditures other than in the ordinary course of business consistent with past practice and which do not exceed, in the aggregate, (i) for fiscal year 2026, the monetary amount set forth on Section 6.1(f) of the Company Disclosure Letter or (ii) for fiscal year 2027, 120% of the amount set forth in the foregoing clause (i); provided that, in each case, such amount shall be pro-rated based on the number of days actually elapsed in such fiscal year;

(g) transfer, lease, license, sell, assign, mortgage, pledge, place a Lien (other than a Permitted Lien) upon, abandon, allow to lapse, or otherwise dispose of (i) any properties or assets (other than Intellectual Property) with a fair market value in excess of $10,000,000 individually or $30,000,000 in the aggregate (other than transactions among the Company and its wholly owned Subsidiaries) and (ii) any material Company Intellectual Property other than (A) the expiration of registered Intellectual Property at the end of its statutory term after all available renewals or extensions, or (B) non-exclusive licenses granted to customers, vendors, service providers, or suppliers in the ordinary course of business consistent with past practice;

(h) issue, deliver, sell, grant, transfer, or encumber, or authorize the issuance, delivery, sale, grant, transfer or encumbrance of, any shares of its capital stock or any securities convertible or exchangeable into or exercisable for, or any options, warrants or other rights to acquire, any Shares (including, for the avoidance of doubt, any Company Options, Company PSUs and Company RSUs, as contemplated under the Company Stock Plan), except (i) for any Shares issued pursuant to Company Options, Company PSUs and Company RSUs that are outstanding on the date of this Agreement in accordance with the existing terms of such awards and the Company Stock Plan, (ii) for any Shares issued pursuant to the Marcum Agreement and (iii) by wholly owned Subsidiaries to the Company or to any other wholly owned Subsidiary of the Company;

(i) acquire any business or Person or division thereof or to acquire assets or other property, whether by merger, amalgamation, consolidation, purchase of property or assets or otherwise (valuing any non-cash consideration at its fair market value as of the date of the agreement for such acquisition), except for acquisitions of assets in the ordinary course of business having a fair market value of less than $25,000,000 individually or $50,000,000 in the aggregate;

(j) make any material change with respect to its financial accounting policies or procedures, except as required by changes in GAAP (or any interpretation thereof) or by applicable Law;

(k) enter into any new line of business other than any line of business that is reasonably ancillary to and a reasonably foreseeable extension of any line of business as of the date of this Agreement;

(l) other than in the ordinary course of business, (i) make any loans, advances or capital contributions to, or investments in, any Person (other than loans, advances or capital contributions to the Company or any direct or indirect wholly owned Subsidiary of the Company) or make any change in its existing borrowing or lending arrangements for or on behalf of any such Person or (ii) forgive or discharge in whole or in part any outstanding loans or advances;

(m) (i) amend or modify in any material respect, waive compliance with the terms of or breach under or terminate (excluding terminations upon expiration of the term thereof (including terminations of auto-renewal Contracts requiring notice from the Company) in accordance with the terms thereof) any Material Contract or waive, release or assign any material rights, claims or benefits under any Material Contract or (ii) enter into any Contract that would have been a Material Contract had it been entered into prior to the date of this Agreement; provided that the foregoing shall not prohibit or restrict the ability of the Company or its Subsidiaries to take any action described in this Section 6.1(m) in the ordinary course of business consistent with past practice with respect to Contracts or Material Contracts between the Company and/or one or more of its wholly-owned Subsidiaries; provided, further that for the avoidance of doubt, this Section 6.1(m) shall not prohibit or restrict any Company Plans;

(n) settle any action, suit, case, litigation, claim, hearing, arbitration, investigation or other Proceedings, other than settlements if the amount of any such settlement is not in excess of $2,500,000 individually or $5,000,000 in the aggregate; provided that such settlements do not involve any admission of guilt, injunctive or equitable relief or impose restrictions on the business activities of the Company and its Subsidiaries or Parent and its Affiliates;

(o) make any material adverse change to the security or operation of the Information Technology Systems, AI Activities, or the privacy policies or procedures (including HIPAA and any other health privacy policies or procedures) of the Company or its Subsidiaries, except to the extent required by Law;

(p) (i) make (other than in the ordinary course of business and consistent with past practice), change, or revoke any entity classification or other material Tax election with respect to the Company or any of its Subsidiaries, (ii) make any material change to any Tax accounting method or period, (iii) file any material Tax Return in a manner inconsistent with past practice or materially amend any Tax Return or claim for refund of material Taxes with respect to the Company or any of its Subsidiaries, (iv) enter into any “closing agreement” as described in Section 7121 of the Code (or any analogous or similar provision of U.S. state or local or non-U.S. Law), (v) extend or waive the application of any statute of limitations regarding the assessment or collection of any material Tax with respect to the Company or any of its Subsidiaries, (vi) settle, surrender, or compromise any material Tax liability or proceeding or refund of material Taxes with respect to the Company or any of its Subsidiaries or (vii) voluntarily approach any Governmental Entity or initiate any voluntary disclosure program with respect to a material amount of unpaid Taxes;

(q) implement or announce any “mass layoff” or “plant closing” which triggers the notification requirements of the WARN Act;

(r) enter into any Affiliate Transaction;

(s) adopt or implement any “poison pill,” stockholder rights agreement or plan or similar anti-takeover agreement or plan, in each case, applicable to the Merger or any other transactions with respect to Parent or its Affiliates (including such transactions as the terms of which may be revised pursuant to Parent’s rights under Section 6.2); or

(t) agree, resolve or commit to do any of the foregoing.

6.2 Acquisition Proposals.

(a) Go-Shop; No Solicitation or Negotiation.

(i) Notwithstanding anything to the contrary set forth in this Agreement, during the period (the “Go-Shop Period”) beginning on the date of this Agreement and continuing until 11:59 p.m., Eastern Time, on the date that is thirty (30) days following the date of this Agreement (the “No-Shop Period Start Date”), the Company and its Affiliates and their respective directors, officers, employees, investment bankers, attorneys, accountants and other advisors or representatives (collectively, “Representatives”) shall have the right to, directly or indirectly: (A) solicit, initiate, knowingly encourage or knowingly facilitate any inquiries or the making of any proposal or offer that constitutes, or could reasonably be expected to lead to, an Acquisition Proposal, including by granting a limited waiver, amendment or release under any pre-existing “standstill” or other similar provision solely to the extent necessary to allow for an Acquisition Proposal or amendment to an Acquisition Proposal to be made by such Person to the Company or the board of directors of the Company on a confidential basis, (B) participate in any discussions or negotiations with any Person regarding any Acquisition Proposal, or (C) subject to the entry into, and in accordance with, an Acceptable Confidentiality Agreement, provide any non-public information concerning the Company or any of its Affiliates to any Person in

connection with any Acquisition Proposal; provided, however, that the Company will promptly (and in any event within twenty-four (24) hours) provide to Parent, or provide Parent access to, any such non-public information concerning the Company and any of its Subsidiaries that is provided to any such Person or its Representatives that was not previously provided to Parent or its Representatives. From the date hereof until the No-Shop Period Start Date, the Company shall notify Parent in writing as promptly as reasonably practicable (and in any event within twenty-four (24) hours) of any Acquisition Proposal received by the Company, its Subsidiaries or any of their respective Representatives (which notice must include (x) the identity of the Person (or group of Persons) making such Acquisition Proposal, (y) copies of drafts of proposed agreements, term sheets, letters of intent or any other written terms or proposals related thereto provided to the Company or any of its Representatives and any modifications to the financial and other material terms thereof and a copy of any modifications to the financial and other material terms thereof and (z) a written summary of the material terms and conditions of any Acquisition Proposal not made in writing and any modifications to the financial and other material terms thereof (including any material terms and conditions proposed orally or supplementally and any modifications to the financial and other terms thereof). On the No Shop Period Start Date, the Company shall provide Parent a list identifying each Excluded Party as of the No Shop Period Start Date. The Company shall keep Parent reasonably informed of all material developments, discussions and negotiations concerning any such Acquisition Proposal, and provide Parent with any material written supplements or written additions to any written Acquisition Proposal.

(ii) Except as expressly permitted by this Section 6.2 or as related to any Excluded Party (but solely to the extent such Person or group remains an Excluded Party), from and after the No-Shop Period Start Date, the Company shall not, and shall cause its and its Affiliates and its and their respective Representatives not to, directly or indirectly: (A) solicit, initiate, knowingly encourage or knowingly facilitate any inquiries or the making of any proposal or offer that constitutes, or could reasonably be expected to lead to, an Acquisition Proposal, (B) participate in any discussions or negotiations with any Person regarding any Acquisition Proposal, or (C) provide any non-public information concerning the Company or any of its Affiliates to any Person in connection with any Acquisition Proposal. From the No-Shop Period Start Date, the Company shall, and the Company shall cause its Subsidiaries and its and their respective directors, officers and employees and shall direct its other Representatives to, (w) immediately cease and cause to be terminated any discussions and negotiations with any Person (other than Parent, Merger Sub, any Excluded Party and their respective Representatives) conducted prior to the No-Shop Period Start Date with respect to any Acquisition Proposal, or proposal that could reasonably be expected to lead to an Acquisition Proposal, (x) promptly (and in any event within twenty-four (24) hours) request that such Person and its Representatives return or destroy, in accordance with the terms of the applicable confidentiality agreement, any information furnished by or on behalf of the Company and its Affiliates prior to the No-Shop Period Start Date, cease providing any information to such Person or its Representatives and take all necessary and reasonable action to secure its rights and ensure the performance of any such Person’s obligations under any applicable confidentiality agreement, (y) terminate any data room or other diligence access to each such Person (and its Representatives) and (z) not terminate, waive, amend or modify any provision of any existing confidentiality agreement or standstill agreement with respect to any potential Acquisition Proposal; provided, that the Company shall not be required to take any such action in respect of any Excluded Party unless and until such Person or group ceases to be an Excluded Party (in which case all references in this sentence to the No-Shop Period Start Date shall be read as the date on which such Person or group ceases to be an Excluded Party); provided, further that the foregoing shall not restrict the Company (notwithstanding anything set forth in Section 6.1), from (1) permitting a Person to confidentially request the waiver of a “standstill” or similar obligation or from granting such a waiver in order to permit such Person to make a non-public Acquisition Proposal, in each case, to the extent the Company’s board of directors determines in good faith that it is necessary to comply with their fiduciary duties under applicable Law or (2) informing any Person of the terms of this Section 6.2.

(b) Fiduciary Exception to No Solicitation Provision. Notwithstanding anything to the contrary in Section 6.2(a) but subject to compliance with this Section 6.2(b), from the No-Shop Period Start Date until the time that the Company Requisite Vote is obtained, the Company may, in response to an unsolicited, bona fide written Acquisition Proposal received after the date of this Agreement that did not result from a breach of this Section 6.2, (i) provide access to non-public information regarding the Company or any of its Subsidiaries to the Person who made such Acquisition Proposal; provided that such information has previously been made available to Parent or is provided to Parent promptly (and in any event within twenty-four (24) hours) following the time such information is made available to such Person and that, prior to furnishing any such non-public information, the Company or any of its Subsidiaries receives from the Person making such Acquisition Proposal an Acceptable Confidentiality Agreement and (ii) engage or participate in any discussions or negotiations with any such Person regarding such Acquisition Proposal if, and only if, prior to taking any action described in clause (i) or (ii) above, the Company’s board of directors determines in good faith after consultation with outside legal counsel that (A) based on the information then available and after consultation with its financial advisor, such Acquisition Proposal either constitutes a Superior Proposal or would reasonably be expected to lead to a Superior Proposal and (B) the failure to take such action would reasonably be expected to be inconsistent with the Company directors’ fiduciary duties under applicable Law.

(c) Notice. From the No-Shop Period Start Date until the earlier to occur of the Effective Time and the valid termination of this Agreement in accordance with ARTICLE VIII, the Company shall promptly (and, in any event, within twenty-four (24) hours) notify Parent in writing if (i) any written or other inquiries, proposals or offers with respect to an Acquisition Proposal or which would reasonably be expected to lead to an Acquisition Proposal are received by the Company, any of its Subsidiaries or any of their Representatives, (ii) any non-public information is requested in connection with any written or other inquiries, proposals or offers with respect to an Acquisition Proposal or that would reasonably be expected to lead to an Acquisition Proposal from the Company, its Affiliates or any of their Representatives or (iii) any discussions or negotiation with respect to, or that would reasonably be expected to lead to, an Acquisition Proposal are sought to be initiated or continued with the Company, indicating, in connection with such notice, the identity of such Person or group and the material terms and conditions of any proposals or offers (including providing copies of any written materials delivered by such Person) and thereafter shall keep Parent reasonably informed, on a reasonably current basis, of the status and terms of any such proposals or offers (including any amendments to the financial or other material terms thereto) and the status of any such discussions or negotiations (including delivery to Parent within forty-eight (48) hours of copies of all proposals, offers, drafts of proposed agreements or communications delivered by or on behalf of such Person in connection with such proposal or offer). Neither the Company nor any of its Subsidiaries shall, after the date of this Agreement, enter into any confidentiality or similar agreement that would prohibit it from providing such information to Parent.

(d) No Change in Recommendation or Alternative Acquisition Agreement. Except as provided in Section 6.2(e) and Section 6.2(f), the Company’s board of directors (or committee thereof) shall not (i) withhold, withdraw, qualify or modify (or publicly propose or resolve to withhold, withdraw, qualify or modify), in a manner adverse to Parent, the Company Recommendation or approve, recommend or otherwise declare advisable (or publicly propose to approve, recommend or otherwise declare advisable) any Acquisition Proposal, (ii) fail to include the Company Recommendation in the Proxy Statement, (iii) following the date any Acquisition Proposal or any material modification thereto is first publicly disclosed or announced, fail to issue a press release publicly reaffirming the Company Recommendation within ten (10) days of receipt of a written request from Parent to do so (provided that Parent shall only be permitted to issue one such request for each separate Acquisition Proposal) (and if the Company Stockholders Meeting is scheduled to be held within ten (10) days, then within two (2) Business Days of such request), (iv) fail to publicly recommend against any Acquisition Proposal that is a tender or exchange offer by a third party pursuant to Rule 14d-9 or Rule 14e-2 promulgated under the Exchange Act (including, for these purposes, by taking no position with respect to the acceptance of such tender offer or exchange offer by the Company’s shareholders) within ten (10) Business Days after the commencement (within the meaning of Rule 14d-2 under the Exchange Act) of such tender offer or exchange offer, (v) approve, adopt or recommend (or publicly propose to approve, adopt or recommend) any Acquisition Proposal or (vi) cause or permit the Company or any of its Subsidiaries to enter into any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement, option agreement or other agreement (other than an Acceptable Confidentiality Agreement) (an “Alternative Acquisition Agreement”) relating to any Acquisition Proposal (each of the foregoing clauses (i)-(vi), a “Change in Recommendation”).

(e) Superior Proposal Exception to Change in Recommendation Provision or Entry into an Alternative Acquisition Agreement. Notwithstanding anything to the contrary set forth in Section 6.2(d), following receipt of a bona fide written Acquisition Proposal by the Company, its Affiliates or their Representatives after the date of this Agreement that did not result from a breach of this Section 6.2 and that the Company’s board of directors determines in good faith, after consultation with its outside legal counsel and financial advisor, constitutes a Superior Proposal, the Company’s board of directors may, at any time prior to the time the Company Requisite Vote is obtained, make a Change in Recommendation or terminate this Agreement in accordance with Section 8.3(b) to enter into an Alternative Acquisition Agreement with respect to such Superior Proposal, in accordance with Section 6.2(e)(ii) or authorize, resolve, agree or propose publicly to take any such action, if and only if all of the following conditions are met:

(i) the Company shall have (A) provided to Parent written notice, which shall state expressly (1) that it has received a written Acquisition Proposal that constitutes a Superior Proposal, (2) the material terms and conditions of the Acquisition Proposal (including the consideration offered therein and the identity of the Person or group making the Acquisition Proposal) and shall have contemporaneously provided an unredacted copy of the Alternative Acquisition Agreement and all other documents related to the Superior Proposal and (3) that, subject to clause (ii) below, the Company’s board of directors has determined to make a Change in Recommendation or to terminate this Agreement in accordance with Section 8.3(b) in order to enter into the Alternative Acquisition Agreement, as applicable and (B) prior to making such a Change in Recommendation or terminating this Agreement in accordance with Section 8.3(b), as applicable, engaged in good faith negotiations with Parent (to the extent Parent wishes to negotiate) during the four (4) Business Day period following Parent’s receipt of the foregoing written notice and ending at 11:59 p.m. (New York City time) on such fourth (4th) Business Day, to make such adjustments to the terms and conditions of this Agreement such that the Alternative Acquisition Agreement ceases to constitute a Superior Proposal (it being understood and agreed that any amendment to the financial terms or any other material term or condition of such Superior Proposal shall require a new notice and an additional three (3) Business Day period ending at 11:59 p.m. (New York City time) on such third (3rd) Business Day); and

(ii) the Company’s board of directors shall have determined, in good faith, after consultation with its financial advisor and outside legal counsel, that, in light of such Superior Proposal and taking into account any revised terms committed to in writing by Parent, such Superior Proposal continues to constitute a Superior Proposal and that the failure to make such Change in Recommendation or to so terminate this Agreement in accordance with Section 8.3(b), as applicable, would reasonably be expected to be inconsistent with the directors’ fiduciary duties under applicable Law.

(f) Intervening Event Exception to Change in Recommendation Provision. Notwithstanding anything to the contrary set forth in Section 6.2(d), upon the occurrence of any Intervening Event, the Company’s board of directors may, at any time prior to the time the Company Requisite Vote is obtained, make a Change in Recommendation if and only if all of the following conditions are met:

(i) the Company shall have (A) provided to Parent prior written notice, which shall (1) set forth in reasonable detail information describing the Intervening Event and the rationale for the Change in Recommendation and (2) state expressly that, subject to clause (ii) below, the Company’s board of directors has determined to make a Change in Recommendation and (B) prior to making such a Change in Recommendation, engaged in good faith negotiations with Parent (to the extent Parent wishes to negotiate) during the four (4) Business Day period following Parent’s receipt of the foregoing written notice and ending at 11:59 p.m. (New York City time) on such fourth (4th) Business Day, to make such adjustments to the terms and conditions of this Agreement such that the failure of the Company’s board of directors to make a Change in Recommendation in response to the Intervening Event in accordance with clause (ii) below would no longer reasonably be expected to be inconsistent with the directors’ fiduciary duties under applicable Law; and

(ii) the Company’s board of directors shall have determined in good faith, after consultation with its outside legal counsel and financial advisor, that in light of such Intervening Event and taking into account any revised terms committed to in writing by Parent, the failure to make a Change in Recommendation would reasonably be expected to be inconsistent with the directors’ fiduciary duties under applicable Law.

(g) Certain Permitted Disclosure. Nothing contained in this Section 6.2 shall prohibit the Company or the Company’s board of directors from (i) disclosing to the stockholders of the Company a position contemplated by Rule 14e-2(a), Rule 14d-9 and Item 1012(a) of Regulation M-A promulgated under the Exchange Act or (ii) making any disclosure to the stockholders of the Company if the Company’s board of directors (or any authorized committee thereof) reasonably determines in good faith, after consultation with outside legal counsel, that the failure to make such disclosure would reasonably be expected to be inconsistent with the directors’ fiduciary duties under applicable Law or violate applicable Law. The issuance by the Company or the Company’s board of directors of a “stop, look and listen” statement pending disclosure of its position, as contemplated by Rules 14d-9 and 14e-2(a) promulgated under the Exchange Act, shall not in itself constitute a Change in Recommendation; provided, that any such disclosure does not contain a Change in Recommendation or fail to reaffirm the Company Recommendation. Notwithstanding the foregoing provisions of this Section 6.2(g), nothing in this Section 6.2(g) or any other provision of this Agreement shall be construed to permit the Company or the Company’s board of directors or any committee thereof to effect any Change in Recommendation other than in accordance with and solely to the extent expressly permitted by Section 6.2(e) or Section 6.2(f).

6.3 Information Supplied.

(a) The Company shall as promptly as practicable, and, with respect to the following clause (ii), in any event within thirty (30) days after the date of this Agreement, (i) commence a broker search pursuant to Section 14a-13 of the Exchange Act in a manner to enable the record date for the Company Stockholders meeting to be set so that such meeting can be held promptly following the mailing of the Proxy Statement and (ii) prepare and file with the SEC a proxy statement on Schedule 14A (such proxy statement, including any amendment or supplement thereto, the “Proxy Statement”) in preliminary form relating to the Company Stockholders Meeting. The Company and Parent shall each use their reasonable best efforts to promptly provide responses to the SEC with respect to any comments received on the Proxy Statement by the SEC and the Company shall cause the definitive Proxy Statement to be mailed as promptly as possible after the earlier of (i) the date the staff of the SEC (the “Staff”) advises that it has no further comments thereon or that the Company may commence mailing the Proxy Statement and (ii) expiration of the ten (10) day waiting period contemplated by Rule 14a-6(a) under the Exchange Act.

(b) No filing of, or amendment or supplement to, the Proxy Statement will be made by the Company without providing Parent a reasonable opportunity to review and comment thereon (other than any filing, amendment or supplement in connection with a Change in Recommendation). The Company shall promptly provide Parent with copies of all such filings, amendments or supplements to the extent not readily publicly available. Parent shall (i) furnish all information reasonably necessary or advisable to be included in the Proxy Statement concerning it and its Affiliates to the Company, (ii) provide such other assistance as may be reasonably requested by the Company in connection with the preparation of information to be included therein and (iii) otherwise reasonably assist and cooperate with the Company in the preparation of the Proxy Statement and the resolution of any comments received from the SEC. The Company shall ensure that, on the date of filing with the SEC, the date of mailing to shareholders of the Company and at the time of the Company Shareholders Meeting, the Proxy Statement will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading; provided that the Company shall not be responsible for any information provided by Parent in writing expressly for inclusion therein. If at any time prior to the receipt of the Company Requisite

Vote, any information relating to the Company or Parent, or any of their respective Affiliates, directors or officers, is discovered by the Company or Parent which is required to be set forth in an amendment or supplement to the Proxy Statement such that the Proxy Statement would not (A) include any misstatement of a material fact or (B) omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, then (x) the party that makes such discovery shall promptly notify the other parties and (y) the Company shall prepare (with Parent’s reasonable assistance) and file with the SEC an appropriate amendment or supplement describing such information and, to the extent required by applicable Law, disseminate such amendment or supplement to the stockholders of the Company. The Company shall (A) notify Parent promptly, and in any event within twenty-four (24) hours, of the receipt of any comments from the SEC or the Staff and of any request by the SEC or the Staff for amendments or supplements to the Proxy Statement or for additional information, (B) shall supply Parent promptly, and in any event within twenty-four (24) hours, with copies of all material correspondence between it or any of its Representatives, on the one hand, and the SEC or the Staff, on the other hand, with respect to the Proxy Statement or the Merger and (C) provide Parent and its outside legal counsel and other Representatives a reasonable opportunity to participate in any discussions or meetings with the SEC (or portions of any such discussions or meetings that relate to the Proxy Statement). No response to any comments from the SEC or the Staff relating to the Proxy Statement will be made by the Company without providing Parent a reasonable opportunity to review and comment thereon, which comments shall be considered in good faith. The Company will cause the Proxy Statement to comply as to form in all material respects with the applicable provisions of the Securities Act and the Exchange Act and the rules and regulations thereunder.

6.4 Company Stockholders Meeting.

(a) The Company will, as promptly as reasonably practicable in accordance with applicable Law and the Company Certificate of Incorporation and Company Bylaws, establish a record date for, duly call and give notice of, and convene a meeting of holders of Shares to consider and vote upon the adoption of this Agreement (the “Company Stockholders Meeting”) following the mailing of the Proxy Statement. Subject to the provisions of Section 6.2, the Company’s board of directors shall (i) include the Company Recommendation in the Proxy Statement, (ii) recommend at the Company Stockholders Meeting that the holders of Shares adopt this Agreement and (iii) use its reasonable best efforts to obtain and solicit such adoption. Notwithstanding the foregoing, if on or prior to the date on which the Company Stockholders Meeting is scheduled, the Company reasonably believes that (A) it will not receive proxies representing the Company Requisite Vote, whether or not a quorum is present, (B) it will not have enough Shares represented to constitute a quorum necessary to conduct the business of the Company Stockholders Meeting or (C) a postponement or adjournment is required by Law, the Company may, in its reasonable discretion and with prior written notice to Parent (to the extent feasible and legally permissible), postpone or adjourn, or make one or more successive postponements or adjournments of, the Company Stockholders Meeting and shall keep Parent reasonably informed of any such postponements or adjournments (provided that, in the case of clauses (A) or (B), the Company may not postpone or adjourn the Company Stockholders Meeting more than thirty days from the date of the originally scheduled Company Stockholders Meeting without Parent’s prior written consent (such consent not to be unreasonably withheld, conditioned or delayed) (and in no event shall any such postponed or adjourned Company Stockholders Meeting be held later than three (3) Business Days prior to the

Termination Date), and in the case of clause (C), the Company shall use reasonable best efforts to reconvene the Company Stockholders Meeting in a manner compliant with such Law, and the Company Stockholders Meeting shall be reconvened as promptly as practicable following such time such postponement or adjournment is no longer required). In addition, notwithstanding the first sentence of this Section 6.4(a), the Company may postpone or adjourn the Company Stockholders Meeting to allow reasonable additional time for the filing or mailing of any supplemental or amended disclosure that the Company has determined, after consultation with outside legal counsel, would reasonably be expected to be required under applicable Law and for such supplemental or amended disclosure to be disseminated in a manner suitable under applicable Law and reviewed by stockholders of the Company prior to the Company Stockholders Meeting. If required by Parent on no more than two (2) occasions, the Company shall postpone or adjourn the Company Stockholders Meeting for a reasonable period of time not to exceed ten (10) Business Days in the aggregate for the purpose of receiving additional proxies, whether or not a quorum is present and/or ensuring that enough Shares will be represented to constitute a quorum necessary to conduct the business of the Company Stockholders Meeting. Without the prior written consent of Parent, the adoption of this Agreement shall be the only matter (other than matters of procedure and matters required by applicable Law to be voted on by the Company’s stockholders in connection with the adoption of this Agreement) that the Company shall propose to be acted on by the stockholders of the Company at the Company Stockholders Meeting. The Company shall cooperate with and keep Parent reasonably informed regarding its solicitation efforts and voting results following dissemination of the definitive Proxy Statement. Notwithstanding the foregoing, the Company will not change the record date of the Company Stockholders Meeting without consulting Parent and considering Parent’s views in good faith.

(b) Notwithstanding any Change in Recommendation, the Company shall nonetheless submit this Agreement to the holders of Shares for adoption at the Company Stockholders Meeting unless this Agreement is terminated in accordance with ARTICLE VIII prior to the Company Stockholders Meeting.

6.5 Filings; Other Actions; Notification and Cooperation.

(a) The Company and Parent shall, subject to Section 6.2, cooperate with each other and use, and shall cause their respective Subsidiaries and ultimate parent entities within the meaning of the HSR Act to use, their respective reasonable best efforts to take (or cause to be taken) all actions, and do (or cause to be done) all things necessary, proper or advisable under this Agreement and applicable Laws to consummate and make effective the Merger and the other transactions contemplated by this Agreement as expeditiously as possible and in no event later than the Termination Date, including (i) as promptly as reasonably practicable preparing and filing all documentation to effect all necessary notices, reports, information and other filings required to be filed under the HSR Act, any state premerger notification laws and any Foreign Investment and Competition Laws with respect to the transactions contemplated hereby (and in any event within ten (10) Business Days after the date of this Agreement (unless otherwise mutually agreed in writing by the parties hereto)) and to obtain as promptly as reasonably practical all consents, registrations, approvals, permits, expirations of waiting periods and authorizations necessary or advisable to be obtained from any third party or any Governmental Entity in order to consummate the Merger or any of the other transactions contemplated by this Agreement, (ii) satisfying the conditions to consummating the Merger, (iii) defending any lawsuits or other legal proceedings, whether judicial or administrative, challenging this Agreement or the consummation of the Merger, (iv) obtaining (and cooperating with each other in obtaining) any consent, approval or waiver of any exemption by, any non-governmental third party, in each case, to the extent necessary, proper or advisable in connection with the Merger and (v) executing and delivering any reasonable additional instruments necessary to consummate the transactions contemplated hereby and to fully carry out the purposes of this Agreement. Notwithstanding anything to the contrary contained herein, neither the Company nor any of its Affiliates shall be required to pay, or commit to pay, any money or other consideration, incur any liability or other obligation, commence any litigation, arbitration or proceeding or offer or grant any accommodation to any non-governmental third party to obtain any such consent; provided that, notwithstanding the foregoing, the failure to obtain such non-governmental third party consents shall not result in the failure to satisfy any of the conditions to the Closing set forth in ARTICLE VII.

(b) Subject to Section 6.5(c), in the event that the parties receive a request for information or documentary material pursuant to the HSR Act or any other Antitrust Laws, including a request for additional information and documentary material (a “Second Request”), the parties will use their reasonable best efforts to submit an appropriate response to, and to certify substantial compliance with, such Second Request as promptly as practicable and advisable, and counsel for both parties will closely cooperate during the entirety of any such Second Request review process. None of the parties, including their respective Subsidiaries and controlled Affiliates, shall take, cause or permit to be taken, or omit to take, any action which such party reasonably expects is likely to materially delay or prevent consummation of the contemplated transactions, unless otherwise agreed to by the parties. In furtherance of the foregoing, from the date of this Agreement until the Effective Time, Parent shall not, directly or indirectly (but subject in all respects to the immediately preceding sentence) acquire or agree to acquire, by merger or consolidation with, or by purchasing the assets of or equity in, any Person (a “Specified Acquisition”) with substantial business activities in the United States, if the entering into of a definitive agreement relating to or the consummation of such a Specified Acquisition would reasonably be expected to prevent or delay past the Termination Date the satisfaction of the condition to the Closing set forth in Section 7.1(b). None of the parties without each other party’s prior written consent, not to be unreasonably withheld, conditioned, or delayed, shall (i) withdraw or refile any filing made under the HSR Act or any other Antitrust Laws, (ii) enter into any timing or similar agreement, or otherwise agree or commit to any arrangement, that would have the effect of extending, suspending, lengthening or otherwise tolling the expiration or termination of the waiting period applicable to the contemplated transactions under the HSR Act or any other Antitrust Laws or (iii) enter into any timing or similar agreement, or otherwise agree or commit to any arrangement, that would bind or commit the parties not to consummate the contemplated transactions (or that would otherwise prevent or prohibit the parties from consummating the contemplated transactions); provided, that the Parent may withdraw and refile its filing under the HSR Act pursuant to 16 CFR § 803.12 once without the Company’s consent, if Parent determines in its sole discretion such withdrawal and refiling is advisable.

(c) Subject to Section 6.5(b), Parent shall have decision making authority and the right to direct, devise and implement the strategy with respect to the appropriate course of action with respect to obtaining the consents, approvals, permits, timing, waiting period expirations or authorizations of any Governmental Entity required to consummate the Merger prior to the Termination Date; provided that Parent shall consult with the Company and consider in good faith all comments and advice of the Company (and its counsel) with respect to such matters. Subject to applicable Law, no party hereto or its counsel shall independently participate in any substantive call or meeting relating to the Antitrust Laws with any Governmental Entity in respect of such filings, investigation, or other inquiry without first giving the other party or its counsel prior notice of such call or meeting and, to the extent permitted by such Governmental Entity, the opportunity to attend and participate. In furtherance of the foregoing and to the extent permitted by applicable Law, (i) each party shall notify the other, as far in advance as practicable, of any filing or material or substantive communication or inquiry it or any of its Subsidiaries intends to make with any Governmental Entity relating to the matters that are the subject of this Section 6.5, (ii) prior to submitting any such material or substantive filing or making any such communication or inquiry, such party shall provide the other party and its counsel a reasonable opportunity to review, and shall consider in good faith the comments of the other party in connection with, any such filing, communication or inquiry, (iii) promptly following the submission of such filing or making such material or substantive communication or inquiry, provide the other party with a copy of any such filing or, if in written form, communication or inquiry, or a summary of any oral communication and (iv) consult with the other party in connection with any inquiry, hearing, investigation or litigation by, or negotiations with, any Governmental Entity relating to the Merger, including the scheduling of, and strategic planning for, any meetings with any Governmental Entity relating thereto. In exercising the foregoing cooperation rights, the Company and Parent each shall act reasonably and as promptly as reasonably practicable. Notwithstanding the foregoing, materials provided pursuant to this Section 6.5 may be reasonably redacted as necessary to (i) address reasonable privilege concerns, (ii) remove references concerning the valuation of the Company, or (iii) comply with contractual arrangements or applicable Law. It is understood that Parent and Merger Sub shall be deemed a single party for purposes of this Section 6.5(c).

(d) In furtherance and not in limitation of the covenants of the parties contained in this Section 6.5, Parent, including its Subsidiaries and controlled Affiliates, shall use its reasonable best efforts to resolve such objections, if any, as may be asserted by any Governmental Entity in connection with the HSR Act, or any other applicable Antitrust Laws with respect to the transactions contemplated hereby and to avoid the entry of, or effect the dissolution of, any decree, order, judgment, injunction, temporary restraining order or other order in any suit or proceeding, that would otherwise have the effect of preventing the consummation of the transactions contemplated hereby. For the purposes of this Section 6.5, “reasonable best efforts” shall include taking any and all actions (such actions, the “Regulatory Actions”) necessary to obtain the consents, approvals, permits, waiting period expirations or authorizations of any Governmental Entity required to consummate the Merger and the other transactions contemplated hereby as expeditiously as possible, and in no event later than the Termination Date, including (A)(i) proposing, negotiating, committing to, effecting and agreeing to, by consent decree, hold separate order, or otherwise, the sale, divestiture, license, hold separate, and other disposition of the businesses, assets, properties, products, product lines, services or equity interests of the Company or its Subsidiaries or Affiliates, (ii) creating, terminating, or amending any existing or new relationships, ventures, contractual rights or obligations of the Company or its Subsidiaries or Affiliates, and (iii) otherwise taking or committing to take any action that would limit Parent’s freedom of action with respect to the operation of, or its ability to retain or hold, directly or indirectly, any businesses, assets, properties, products, product lines, services or equity interests of the Company or its Subsidiaries or Affiliates; provided that (x) such Regulatory Actions shall be conditioned upon and become effective only from and after the Effective Time, and (y) notwithstanding the foregoing or anything contained in this Agreement to the contrary, nothing in this Section 6.5 or any other provision of this Agreement shall require Parent or any of its Subsidiaries or controlled Affiliates to (1) agree or otherwise be required to take any action, including any Regulatory Action contemplated by this Section 6.5, that, individually or in the aggregate, would reasonably be expected to have a material adverse effect on the Company and the Company’s Subsidiaries, taken as a whole (as measured before giving effect to the transactions contemplated by this Agreement), or (2) take or agree to take any action, including any Regulatory Action contemplated by this Section 6.5 inconsistent with the limitations described in the last sentence of this Section 6.5(d) (clauses (x) and (y), the “Regulatory Limitations”); and (B) defending through litigation on the merits any claim asserted in court by any party in order to avoid entry of, or to have vacated or terminated, any decree, order or judgment (whether temporary, preliminary or permanent) that would prevent the Closing from occurring prior to the Termination Date, provided that such litigation in no way limits the obligations of Parent pursuant to the foregoing sentence or obligates Parent to take actions it is not required to take pursuant to the foregoing sentence. Notwithstanding anything in this Agreement to the contrary, nothing in this Section 6.5(d) or any other provision of this Agreement shall require any of Parent, Merger Sub or their respective Affiliates or other Parent Related Parties to agree to take any action, including any Remedial Action, (x) with respect to any of Parent, Merger Sub, or their respective Affiliates or other Parent Related Parties (including any Sponsor Entity and any investment funds or investment vehicles affiliated with, or managed or advised by, any Sponsor Entity or any portfolio company (as such term is commonly used in the private equity industry) or investment of any Sponsor Entity or of any such investment fund or investment vehicle), or any interest therein.

(e) In furtherance and not in limitation of the covenants of the parties contained in this Section 6.5, but subject to the Regulatory Limitations, if any administrative or judicial Proceeding, including any such Proceeding by a private party, is instituted (or threatened to be instituted) challenging the Merger or any other transaction contemplated by this Agreement as violative of any Antitrust Law, Parent shall use its reasonable best efforts to contest and resist any such action or proceeding and to have vacated, lifted, reversed or overturned any decree, judgment, injunction or other order, whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents or restricts the consummation of the Merger.

(f) Information. The Company and Parent each shall, upon request by the other, promptly furnish the other with all information concerning itself, its Subsidiaries, Affiliates, directors, officers and stockholders and such other matters as may be reasonably requested by the other party that is necessary or advisable in connection with any statement, filing, notice or application made by or on behalf of Parent, the Company or any of their respective Subsidiaries to any third party or any Governmental Entity in connection with the Merger and the other transactions contemplated by this Agreement.

(g) Status. The Company and Parent shall keep each other reasonably apprised of the status of matters relating to completion of the transactions contemplated hereby, including promptly furnishing the other with copies of any notice or other communications received by the Company or Parent, as the case may be, or any of their respective Subsidiaries or Affiliates from any third party or any Governmental Entity with respect to the Merger and the other transactions contemplated by this Agreement, other than immaterial communications.

(h) FINRA. The Company shall (i) cause the Registered Broker-Dealer to file with FINRA as promptly as practicable (but not more than fifteen (15) Business Days after the date hereof), a Continuing Membership Application that is deemed “substantially complete” by FINRA and (ii) use reasonable best efforts to obtain FINRA Approval of such Continuing Membership Application as soon as practicable thereafter. The parties hereto agree that the Registered Broker-Dealer shall have the responsibility to prepare and file the Continuing Membership Application and any written or oral responses that FINRA may require as part of the Continuing Membership Application approval process. However, the parties hereto further agree that in connection with each submission of the Continuing Membership Application and any responses thereto, including any exhibits attached as part of each amendment of the Continuing Membership Application, the Company shall, and shall cause the Registered Broker-Dealer to, consult in good faith with Parent and give Parent a reasonable opportunity to comment on drafts of such submissions prior to submission. The Company shall cause the Registered Broker-Dealer to advise Parent in advance of any material discussions with FINRA in connection with the Continuing Membership Application, and subject to applicable Law, shall give Parent the opportunity to participate in any such discussions with FINRA. Parent shall reasonably cooperate in responding to any requests made by the Company or the Registered Broker-Dealer that are required to respond to any requests for information made by FINRA as part of the Continuing Membership Application.

(i) Pre-Closing Actions. Following the date hereof and prior to the Closing, the Company shall, and shall cause its Subsidiaries to, use reasonable best efforts to take the actions set forth on Section 6.5(i) of the Company Disclosure Letter.

(j) State Filings. The Company shall cause the Registered Broker-Dealer to submit notices to Governmental Entities set forth on Section 6.5(j) of the Company Disclosure Letter as promptly as practicable after the date hereof and use reasonable best efforts to obtain approval or non-objection, as required, from such Governmental Entities. Parent shall reasonably cooperate in responding to any requests made by the Company or the Registered Broker-Dealer that are required to respond to any requests for information made by Governmental Entities in connection with the notices described in this Section 6.5(j).

6.6 Access; Consultation.

(a) From and after the date of this Agreement and until the earlier of the Effective Time and the termination of this Agreement pursuant to ARTICLE VIII, upon reasonable advance notice (and in any event not less than forty-eight (48) hours’ notice), and except as may otherwise be required by applicable Law, (x) the Company shall, and shall cause its Subsidiaries to and direct its Representatives to, afford Parent and its Representatives reasonable access, during normal business hours during the period prior to the Effective Time, to the Company’s and its Subsidiaries’ properties, assets, books and records and (y) during such period, the Company shall, and shall cause its Subsidiaries to, furnish promptly to Parent all information concerning its or any of its Subsidiaries’ capital stock, business and personnel as may reasonably be requested by Parent; provided that no investigation pursuant to this Section 6.6 shall affect or be deemed to modify any representation or warranty made by the Company; and provided, further that the foregoing shall not require the Company to permit any invasive sampling or testing or other invasive surface or subsurface investigation or assessment of the sort generally referred to as a Phase II environmental investigation at any property affiliated with the Company or its Subsidiaries or to disclose any information pursuant to this Section 6.6, to the extent that (i) in the reasonable good faith judgment of the Company, any applicable Law requires the Company or its Subsidiaries to restrict or prohibit access to any such information or disclosure thereof that would expose the Company to an unreasonable risk of liability for disclosure of sensitive or personal information, (ii) in the reasonable good faith judgment of the Company, the information is subject to confidentiality obligations to a third party or its disclosure would violate the terms of any confidentiality agreement or other Contract that is binding on the Company or any of its Subsidiaries or (iii) disclosure of any such information or document would result in the waiver or loss of attorney-client privilege, work product doctrine or any other legal privilege; provided, further that with respect to the foregoing clauses (i) through (iii) of this Section 6.6(a), the Company shall use its commercially reasonable efforts to (1) obtain the required consent of any such third party to provide such disclosure, (2) develop an alternative to providing such information so as to address such matters that is reasonably acceptable to the Company and (3) in the case of clauses (i) and (iii), implement appropriate and mutually agreeable measures to permit the disclosure of such information in a manner to remove the basis for the objection, including by arrangement of appropriate clean room procedures, necessary redaction or entry into a customary joint defense agreement with respect to any information to be so provided, if the parties determine that doing so would reasonably permit the disclosure of such information without violating applicable Law or jeopardizing such privilege. Any investigation pursuant to this Section 6.6 shall be conducted in such a manner as not to interfere unreasonably with the conduct of the business of the Company. All requests for information made pursuant to this Section 6.6 shall be directed to an executive officer of the Company or such Person as may be designated by any such executive officer.

(b) The Company may, as it deems advisable and necessary, designate competitively sensitive material as “Outside Counsel Only Material” or with similar restrictions. Such material and the information contained therein shall be given only to the outside counsel of the recipient, pursuant to the terms of an agreement with respect thereto on terms that are reasonably acceptable to Parent and the Company and pursuant to which such information shall not be disclosed by such outside counsel to any directors, officers or employees of the recipient without the express prior permission of the Company or its legal counsel, and shall be subject to any additional confidentiality or joint defense agreement between the parties. All information exchanged pursuant to this Section 6.6, including all information and/or discussions resulting from any access provided pursuant to this Section 6.6 shall be subject to the Confidentiality Agreement, which shall survive any termination of this Agreement and continue in full force and effect in accordance with its terms.

(c) To the extent that any of the information or material furnished pursuant to this Section 6.6 or otherwise in accordance with the terms of this Agreement may include material subject to the attorney-client privilege, work product doctrine or any other applicable privilege concerning pending or threatened legal proceedings or governmental investigations, the parties understand and agree that they have a commonality of interest with respect to such matters and it is their desire, intention and mutual understanding that the sharing of such material is not intended to, and shall not, waive or diminish in any way the confidentiality of such material or its continued protection under the attorney-client privilege, work product doctrine or other applicable privilege. All such information that is entitled to protection under the attorney-client privilege, work product doctrine or other applicable privilege shall remain entitled to such protection under these privileges, this Agreement, and under the joint defense doctrine.

(d) The parties hereto acknowledge and agree that the Personal Information disclosed or made available by the Company and its Subsidiaries to Parent or Merger Sub in connection with this Agreement (the “Transaction Personal Information”) is necessary for the purposes of enabling Parent and Merger Sub to perform their obligations under this Agreement and consummate the transactions contemplated by this Agreement. Parent and Merger Sub shall, at all times, materially comply with applicable Laws with respect to the Transaction Personal Information and other Privacy Requirements, and not use or disclose or Process the Transaction Personal Information for any purposes other than those related to the performance of this Agreement, the consummation of the transactions contemplated by this Agreement, or any other similar purposes (including transition and integration planning activities related thereto), or as required or permitted by Law or the Confidentiality Agreement. Parent and Merger Sub shall take commercially reasonable steps to protect the Transaction Personal Information by applying a standard of care at least as protective of such information as Parent’s current policies, practices, or procedures applicable to Personal Information and other sensitive data, but in any event by applying at least a reasonable standard of care. If the transactions contemplated by this Agreement do not proceed, Parent and Merger Sub shall return to the Company and its Subsidiaries or securely destroy the Transaction Personal Information, including all copies, reproductions, summaries or extracts thereof, within a reasonable period of time, provided that Parent and Merger Sub may retain copies of Transaction Personal Information to the extent required by applicable Law or permitted by the Confidentiality Agreement.

(e) At or prior to the Closing, Parent may obtain a representations and warranties insurance policy relating to the transactions contemplated by this Agreement (the “RWI Policy”). At Parent’s request, the Company shall provide reasonable cooperation in assisting Parent in connection therewith. Any such RWI Policy shall provide that (i) the insurer thereunder will have no subrogation rights against the Company or any of its Affiliates except solely in the case of fraud, (ii) the Company and its Affiliates are express third party beneficiaries of the RWI Policy with respect to the matters set forth in clause (i), and (iii) the RWI Policy may not be amended or modified with respect to the matters set forth in clause (i) or in any other manner materially adverse to the Company and/or its Affiliates, in each case without the prior written consent of the Company. Parent acknowledges that its obligations set forth in this Agreement are not contingent or conditioned upon the procurement of any such RWI Policy and Parent shall be responsible for any and all fees and expenses related to any such RWI Policy. Promptly following the Closing, the Company shall deliver to Parent or its Representatives, as directed by Parent, a hard drive or other electronic copy of all documents and other information uploaded to the Data Room.

6.7 Stock Exchange De-listing and De-registration. The Company shall cooperate with Parent and take all commercially reasonable actions necessary to permit the Shares to be de-listed from the NYSE and de-registered under the Exchange Act as soon as possible following the Effective Time.

6.8 Publicity. The initial press release with respect to the execution of this Agreement shall be a joint press release to be reasonably agreed upon by the Parties. The Company and Parent shall consult with each other prior to issuing or making, and provide each other the opportunity to review and comment on, any press releases or other public announcements with respect to the Merger and the other transactions contemplated by this Agreement and any filings with any third party or any Governmental Entity (including any national securities exchange) with respect thereto and will consider in good faith such other Party’s comments, except (a) as may be required by applicable Law or by obligations pursuant to any listing agreement with or rules of any national securities exchange or the NYSE but subject to giving advance notice and reasonably consulting with the other Party to the extent legally permissible, (b) any consultation that would not be reasonably practicable as a result of requirements of applicable Law but subject to giving advance notice and reasonably consulting with the other Party to the extent legally permissible, (c) any press release or public statement that in the good faith judgment of the applicable party is consistent with prior press releases issued or public statements made in compliance with this Section 6.8 or (d) as may be principally with respect to any Change in Recommendation expressly permitted by this Agreement or Parent’s response thereto. Notwithstanding the foregoing, information about the subject matter of this Agreement, may be provided by Parent, its investors or their respective Affiliates, in connection with the fundraising, marketing, informational, transactional or reporting activities of investment funds managed or advised, directly or indirectly, by such Persons and Parent, Merger Sub and their investors or Affiliates may make customary communications to current or prospective lenders and investors in connection with the arrangement of the Financing without prior consultation with, or consent from, the Company; provided that, in each case, such parties are subject to customary confidentiality restrictions.

6.9 Employee Benefits.

(a) Parent agrees that each employee of the Company or its Subsidiaries who is employed with the Company or its Subsidiaries immediately prior to the Closing (a “Continuing Employee”) shall, during the period commencing at the Effective Time and ending on the twelve (12) month anniversary of the Effective Time (or, if earlier, the termination of such Continuing Employee’s employment), be provided with (i) a base salary or base wage that is no less favorable than the base salary or base wage provided to such Continuing Employee by the Company and its Subsidiaries immediately prior to the Effective Time, (ii) target annual cash bonus opportunities that are no less favorable than the target annual cash bonus opportunities provided to such Continuing Employee by the Company and its Subsidiaries immediately prior to the Effective Time and (iii) employee benefits (excluding severance, equity, equity-based or long-term incentive compensation, nonqualified deferred compensation, defined benefit pension, retiree or post-employment health or welfare, retention, change in control and transaction bonuses, together, the “Excluded Benefits”) that are either (A) no less favorable than the employee benefits (other than the Excluded Benefits) provided to similarly situated employees and service providers of Parent and its Subsidiaries as of immediately prior to the Effective Time or (B) substantially comparable in the aggregate to the employee benefits (other than the Excluded Benefits) provided to such Continuing Employee by the Company and its Subsidiaries immediately prior to the Effective Time. Additionally, Parent intends to implement, as soon as practicable following the Closing, a long-term incentive program for Continuing Employees that provides compensation opportunities comparable to those provided to similarly situated employees of Parent and its Subsidiaries. Additionally, Parent agrees that each Continuing Employee shall, during the period commencing at the Effective Time and ending on the twelve (12)-month anniversary of the Effective Time, in the case of qualifying terminations of employment (determined on the same basis as applies immediately prior to the Effective Time), be provided with severance benefits that are no less favorable than the severance benefits provided by the Company and its Subsidiaries to such Continuing Employee immediately prior to the Effective Time which benefits are scheduled on Section 6.9(a)(i) of the Company Disclosure Letter. Parent shall or shall cause the Surviving Corporation to honor and assume all obligations under all employment agreements, severance plans and deferred compensation plans that are Company Plans, other than the Company Plans listed on Section 6.9(a)(ii) of the Company Disclosure Letter, in accordance with their terms as in effect immediately prior to the Effective Time.

(b) If Continuing Employees become eligible to participate in Parent benefit plans during a plan year, Parent shall use commercially reasonable efforts to cause such Parent benefits plans to provide that no pre-existing conditions, exclusions or waiting periods shall apply to Continuing Employees under the Parent benefit plans in which Continuing Employees are eligible to participate, except to the extent such condition or exclusion was applicable to an individual Continuing Employee under the corresponding Company Plan prior to the Effective Time. With respect to the plan year in which Continuing Employees first become eligible to participate in Parent benefit plans, Parent shall use commercially reasonable efforts to provide each Continuing Employee with credit for all deductibles, co-payments, co-insurance and out-of-pocket expenses incurred by such Continuing Employee (and his or her covered dependents) under the corresponding plan during such plan year for purposes of satisfying any applicable deductible or out-of-pocket requirements under any Parent Plan in which such Continuing Employee is eligible to participate following the Effective Time.

(c) From and after the Closing Date, Parent shall or shall cause the Surviving Corporation to, provide credit to Continuing Employees for their service recognized by the Company and its Subsidiaries as of the Effective Time for all purposes (including eligibility, vesting, continuous service, determination of service awards, vacation, paid time off and severance entitlements), provided that such service shall not be recognized to the extent that such recognition would result in a duplication of benefits.

(d) Section 280G. No later than fifteen (15) Business Days prior to the Closing Date, the Company shall provide Parent with copies of the calculations prepared by or on behalf of the Company or any of its Subsidiaries with respect to Section 280G of the Code, including the identity of each “disqualified individual,” the amount of each such individual’s “base amount” and the value of any payments or benefits that would constitute “parachute payments” within the meaning of Section 280G of the Code. The Company shall provide Parent with a reasonable opportunity to review and comment on such calculations and shall consider Parent’s comments in good faith before finalizing such calculations.

(e) 401(k) Plan Termination. If requested by Parent in writing no later than seven (7) Business Days prior to the Closing Date, the Company shall, and shall cause its Subsidiaries to, adopt resolutions and take all other actions necessary to terminate any Company Plan intended to be qualified under Section 401(a) of the Code that includes a cash or deferred arrangement intended to qualify under Section 401(k) of the Code, effective no later than the day immediately preceding the Closing Date and contingent upon the occurrence of the Closing. The Company shall provide Parent with a reasonable opportunity to review and provide reasonable comments to such resolutions, and shall deliver evidence reasonably satisfactory to Parent that such termination has been approved by the board of directors of the Company or the applicable plan sponsor.

(f) The provisions of this Section 6.9 are solely for the benefit of the parties to this Agreement, and neither any current or former employee, nor any other individual associated therewith, is or shall be regarded for any purpose as a third party beneficiary to this Agreement. Nothing in this Section 6.9 shall (i) guarantee employment or service or continued employment or service for any period of time, (ii) require Parent, the Surviving Corporation or any of their respective Affiliates to continue, amend or establish any particular compensation or benefit plan or arrangement, or prevent the amendment, modification or termination thereof, or (iii) limit the right of Parent, the Surviving Corporation or any of their respective Affiliates to terminate the employment or service of any Continuing Employee or other individual service provider at any time and for any or no reason.

6.10 Expenses; Transfer Taxes.

(a) Except as otherwise provided in Section 8.5, whether or not the Merger is consummated, all costs and expenses incurred in connection with this Agreement and the Merger and the other transactions contemplated by this Agreement shall be paid by the party incurring such expense, except that (i) expenses incurred in connection with the filing fee for the Proxy Statement and printing and mailing the Proxy Statement shall be shared equally by Parent and the Company and (ii) Parent will be responsible for, and pay, one hundred percent (100%) of the filing fees in connection with the filings required under the HSR Act and any other filings required or advisable by any Governmental Entity pursuant to Section 6.5.

(b) All transfer, documentary, sales, use, stamp, registration and other similar Taxes and fees (including penalties and interest) incurred in connection with the Merger shall be paid by or on behalf of Parent when due and payable.

6.11 Indemnification; Directors’ and Officers’ Insurance.

(a) From and after the Effective Time, Parent shall, and shall cause the Surviving Corporation to, indemnify, defend and hold harmless each present and former director and officer of the Company or any of its Subsidiaries, determined as of the Effective Time (the “Indemnified Parties”), against any and all costs (including settlement costs) or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages, penalties or liabilities incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative with respect to matters existing or occurring at or prior to the Effective Time (including this Agreement and the transactions and actions contemplated hereby), arising out of or based on, in whole or in part, the fact that such Indemnified Party is or was a director, officer, employee or agent of the Company, or is or was serving at the request of the Company as a director, officer, employee or agent of another Person prior to the Effective Time, in each case, whether threatened, pending or completed and whether asserted or claimed prior to, at or after the Effective Time, to the fullest extent that the Company would have been permitted under the Laws of the State of Delaware, any applicable indemnification agreement to which such Person is a party, and the Company Certificate of Incorporation or Company Bylaws in effect on the date of this Agreement to indemnify such Person (and Parent and the Surviving Corporation shall also advance expenses as incurred to the fullest extent permitted under applicable Law; provided that the Person to whom expenses are advanced shall provide an undertaking to repay such advances if it is ultimately determined by final adjudication that such Person is not entitled to indemnification); provided, further, that (x) the Surviving Corporation shall not be liable for any settlement effected without its prior written consent (which consent shall not be unreasonably withheld, conditioned or delayed); and (y) except for legal counsel engaged for one or more Indemnified Parties on the date hereof, the Surviving Corporation shall not be obligated under this Section 6.11(a) to pay the fees and expenses of more than one legal counsel (selected by a plurality of the applicable Indemnified Parties) for all Indemnified Parties in any jurisdiction with respect to any single legal action except to the extent that, on the advice of any such Indemnified Party’s counsel, two or more of such

Indemnified Parties shall have conflicting interests in the outcome of such action. Parent shall, and shall cause the Surviving Corporation to, ensure that the organizational documents of the Surviving Corporation and its Subsidiaries, shall, for a period of six (6) years from and after the Effective Time, contain provisions no less favorable with respect to indemnification, advancement of expenses and exculpation of present and former directors, officers, employees and agents of the Company and its Subsidiaries than are presently set forth in the Company Certificate of Incorporation and Company Bylaws (or equivalent organizational and governing documents of any Subsidiary). Any right of indemnification of an Indemnified Party pursuant to this Section 6.11 shall not be amended, repealed or otherwise modified at any time in a manner that would adversely affect the rights of such Indemnified Party as provided herein.

(b) Prior to the Effective Time, the Company shall and, if the Company is unable to, Parent shall cause the Surviving Corporation as of the Effective Time to, obtain and fully pay for “tail” insurance policies with a claims period of at least six (6) years from and after the Effective Time from an insurance carrier with the same or better credit rating as the Company’s current insurance carrier with respect to directors’ and officers’ liability insurance and fiduciary liability insurance (collectively, “D&O Insurance”) with benefits and levels of coverage at least as favorable, in the aggregate, as the Company’s existing policies with respect to matters existing or occurring at or prior to the Effective Time (including in connection with this Agreement or the transactions or actions contemplated hereby); provided, however that in no event shall the Company be required to expend for such policies an annual premium amount in excess of three-hundred percent (300%) of the annual premiums currently paid by the Company for such insurance; provided, further that if the premium for such insurance coverage exceeds such amount, the Surviving Corporation shall obtain a policy with the greatest coverage available for a cost not exceeding such amount. If the Company for any reason fails to obtain such “tail” insurance policies as of the Effective Time, the Surviving Corporation shall, and Parent shall cause the Surviving Corporation to, continue to maintain in effect for a period of at least six (6) years from and after the Effective Time D&O Insurance with benefits and levels of coverage at least as favorable, in the aggregate, as provided in the Company’s existing policies as of the date of this Agreement, or the Surviving Corporation shall, and Parent shall cause the Surviving Corporation to, purchase comparable D&O Insurance for such six-year period with benefits and levels of coverage at least as favorable, in the aggregate, as provided in the Company’s existing policies as of the date of this Agreement; provided, however that in no event shall the Company expend, or Parent or the Surviving Corporation be required to expend for such policies, an annual premium amount in excess of three-hundred percent (300%) of the annual premiums currently paid by the Company for such insurance; provided, further that if the premium for such insurance coverage exceeds such amount, the Surviving Corporation shall obtain a policy with the greatest coverage available for a cost not exceeding such amount.

(c) If Parent, the Surviving Corporation or any of their respective successors or assigns (i) shall consolidate with or merge into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) shall transfer all or substantially all of its properties and assets to any Person, then and in each such case as a condition thereto, Parent or the Surviving Corporation (or their respective successors or assigns), as applicable, shall cause such Person to assume all of the obligations set forth in this Section 6.11.

(d) The provisions of this Section 6.11 are intended to be for the benefit of, and shall be enforceable by, each of the Indemnified Parties, their heirs and their representatives. The rights of each Indemnified Party under this Section 6.11 shall be in addition to any rights such individual may have under the Laws of the State of Delaware, any applicable indemnification agreement to which such Person is a party, the Company Certificate of Incorporation or the Company Bylaws, and Parent acknowledges and agrees that all rights to indemnification, advancement of expenses and exculpation from liabilities now existing in favor of any Indemnified Party for actions or omissions occurring at or prior to the Effective Time shall continue in full force and effect in accordance with their terms.

(e) Neither Parent nor the Surviving Corporation shall settle, compromise or consent to the entry of any judgment in any threatened or actual Proceeding for which indemnification could be sought by an Indemnified Party hereunder, unless such settlement, compromise or consent includes an unconditional release of such Indemnified Party from all liability arising out of such Proceeding or such Indemnified Party otherwise consents in writing (such consent not to be unreasonably withheld, conditioned or delayed) to such settlement, compromise or consent.

(f) Nothing in this Agreement is intended to, shall be construed to or shall release, waive or impair any rights to any directors’ and officers’ insurance claims under any policy that is or has been in existence with respect to the Company or any of its Subsidiaries for any of their respective directors, officers or other employees, it being understood and agreed that the indemnification provided for in this Section 6.11 is not prior to or in substitution for any such claims under such policies.

6.12 Takeover Statute. If any Takeover Statute is or may become applicable to the Merger or the other transactions contemplated by this Agreement, the Company and its board of directors shall grant such approvals and take such actions as are necessary so that such transactions may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise use reasonable best efforts to act to eliminate or minimize the effects of such statute or regulation on such transactions.

6.13 Control of the Company’s or Parent’s Operations. Nothing contained in this Agreement shall give Parent or the Company, directly or indirectly, rights to control or direct the operations of the other prior to the Effective Time. Prior to the Effective Time, each of Parent and the Company shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision of its operations.

6.14 Section 16(b). Prior to the Effective Time, the Company shall (and shall be permitted to) take all actions as may be reasonably requested by any party hereto to cause any dispositions (or deemed dispositions) of equity securities of the Company (including any derivative securities with respect to any equity securities of the Company) by each individual who is a director or officer of the Company, and who would otherwise be subject to Rule 16b-3 under the Exchange Act, to be exempt under Exchange Act Rule 16b-3.

6.15 Approval by Sole Stockholder of Merger Sub. Immediately following the execution and delivery of this Agreement by the parties hereto, Parent, as sole stockholder of Merger Sub, shall adopt this Agreement and approve the transactions contemplated hereby, including the Merger, in accordance with the DGCL, by written consent. Parent shall promptly deliver a copy of such executed written consent to the Company.

6.16 Stockholder Litigation. The Company shall promptly advise Parent of any Proceeding commenced or received in writing after the date hereof against the Company or any of its officers or directors by any purported stockholder of the Company relating to this Agreement and the transactions contemplated hereby, including the Merger, and shall keep Parent reasonably informed on a reasonably current basis regarding any such Proceeding. The Company shall give Parent the opportunity to participate in (but not control) the defense and settlement of any stockholder litigation against the Company and/or its officers or directors (provided that the Company shall not compromise or settle, or agree to compromise or settle, any such stockholder litigation without the prior written consent of Parent (such consent not to be unreasonably withheld, conditioned or delayed)).

6.17 Existing Credit Agreements. The Company shall (a) obtain customary duly executed pay-off letters (in form and substance reasonably acceptable to Parent) (the “Debt Payoff Letters”) and lien terminations, if applicable, to the extent necessary for the release of all Liens related to, and the prepayment, payoff, discharge and termination in full of all obligations outstanding under each of, (i) that certain Amended and Restated Credit Agreement, dated as of November 1, 2024, by and among, inter alios, the Company, the guarantors party thereto from time to time, the financial institutions party thereto from time to time as lenders and Bank of America, N.A. as administrative agent (as amended, restated, amended and restated, supplemented, refinanced, replaced or otherwise modified from time to time prior to the Closing Date, the “Company Existing Credit Agreement”) and (ii) that certain Loan Agreement, dated as of August 16, 2018, by and among, inter alios, CBIZ Benefits & Insurance Services, Inc. and The Huntington National Bank, as lender (as amended, restated, amended and restated, supplemented, refinanced, replaced or otherwise modified from time to time prior to the Closing Date, the “Subsidiary Existing Credit Agreement”, and together with the Company Existing Credit Agreement, the “Existing Credit Agreements”), (b) provide Parent with copies of such Debt Payoff Letters at least two (2) Business Days prior to the Closing Date and (c) give (or obtain a waiver) (by the date required under each Existing Credit Agreement) any necessary notices (including notices of prepayment) to allow for the prepayment, payoff, discharge and termination in full of the Existing Credit Agreements at the Closing.

6.18 Financing.

(a) Each of Parent and Merger Sub shall use commercially reasonable efforts to take (or cause to be taken) all actions and do (or cause to be done) all things necessary, proper or advisable to obtain the proceeds of the Debt Financing, on the terms and subject only to the conditions set forth in the Debt Commitment Letters or on other terms and subject to other conditions as may be acceptable to Parent in its sole discretion (provided that agreement to such other terms and conditions would not constitute a Restricted Debt Commitment Letter Amendment), as promptly as practicable after the date of this Agreement (taking into account the timing of the Marketing Period), including by using commercially reasonable efforts to:

(i) maintain in effect the Debt Commitment Letters (subject to any amendment, supplement, replacement, substitution, termination, waiver or other modification that is permitted by Section 6.18(c)) and negotiate and enter into definitive financing agreements (including, without limitation, any bridge credit documentation) with respect to the Debt Financing;

(ii) satisfy on a timely basis (and, in any event, at or prior to the Closing) all conditions precedent to the initial funding of the Debt Financing set forth in the Debt Commitment Letters to be satisfied by Guarantor or Parent;

(iii) comply with and perform in all material respects the obligations applicable to Parent and Guarantor under the Debt Commitment Letters; and

(iv) upon satisfaction or waiver of all conditions precedent to the initial funding of the Debt Financing referenced in clause (ii) of this Section 6.18, draw down and consummate the Debt Financing (including any bridge financing in respect thereof) at or prior to the Closing.

(b) Promptly following receipt by Parent of a written request therefor, Parent shall inform the Company in reasonable detail of the status of its efforts to arrange and consummate the Debt Financing. Parent shall notify the Company in writing promptly (i) upon becoming aware of any breach, default, repudiation, cancellation or termination (or any event or circumstance that, with or without notice, lapse of time or both, would reasonably be expected to give rise to any breach, default, repudiation, cancellation or termination) by any party to the Commitment Letters or any termination of the Commitment Letters, (ii) upon the receipt by Parent or Merger Sub or any of their Affiliates or Representatives of any written notice or other written communication from any Person of any such breach, default, repudiation, cancellation or termination, (iii) of any dispute or disagreement between Guarantor and Parent, on the one hand, and the Debt Financing Sources or Equity Investors party to the Commitment Letters, on the other hand, with respect to the obligation of such Debt Financing Sources or Equity Investors to fund any of the Financing or the amount of the Financing to be funded at the Closing and (iv) if for any reason Guarantor and/or Parent believes in good faith that it will not be able to obtain all or any portion of the Financing on the terms, in the manner or from the sources contemplated by the Commitment Letters in any manner which impairs, delays or prevents the consummation of the transactions contemplated by this Agreement.

(c) Parent shall not, without the prior written consent of the Company, (x) terminate the Debt Commitment Letters (other than in connection with obtaining any replacement financing) and/or (y) agree to any amendment, restatement, amendment and restatement, replacement, supplement, modification, waiver or consent to be made to, or any waiver of any provision or remedy under, the Debt Commitment Letters if such amendment, restatement, amendment and restatement, replacement, supplement, modification, waiver or consent would reasonably be expected to: (i) reduce the aggregate amount of the Debt Financing to be funded on the Closing Date to an amount that, when taken together with the aggregate amount of the Equity Financing (including any upsizes or replacements thereof) and other cash readily available to Parent, would be less than the Required Amount, (ii) impose additional conditions precedent to the initial funding of the Debt Financing or otherwise expand any condition precedent to the initial funding of the Debt Financing set forth in the Debt Commitment Letters as of the date of this Agreement, (iii) prevent, impede, impair or materially delay the Closing, (iv) make the timely funding of the Debt Financing or satisfaction of the conditions precedent to the initial funding of the Debt Financing less likely to occur, or (v) adversely impact the ability of Parent to enforce its rights against any of the other parties to the Debt Commitment Letters or the relevant definitive agreements related to the Debt Financing

(any such amendment, restatement, amendment and restatement, replacement, supplement, modification, waiver or consent, a “Restricted Debt Commitment Letter Amendment”); provided that Parent may, without any requirement to provide notice to or obtaining the written consent of the Company, (x) amend, restate, amend and restate, replace, supplement or otherwise modify the Debt Commitment Letters to add or appoint bona fide arrangers, bookrunners, underwriters, agents, lenders or similar entities who have not executed the Debt Commitment Letters as of the date hereof and amend the allocation of economics and commitments with respect to the existing and additional lenders, arrangers, bookrunners, agents, managers or similar entities in connection therewith and/or (y) terminate and replace any Debt Financing Commitments (including with commitments to provide preferred equity financing); provided that (A) the obligation of the Debt Financing Sources providing any applicable replacement commitments to fund such replacement commitments on the Closing Date shall not be subject to any conditions precedent that would, or would be reasonably likely to, prevent, impede, impair or materially delay the Closing and (B) immediately after giving effect to any such termination and replacement, the aggregate amount of the Debt Financing to be funded on the Closing Date, when taken together with the aggregate amount of the Equity Financing (including any upsizes or replacements thereof) and other cash readily available to Parent, shall not be less than the Required Amount. For purposes of this Agreement, the definitions of “Debt Commitment Letter,” “Debt Financing Commitments,” and “Debt Financing,” shall include the Debt Commitment Letters, the Debt Financing Commitments and the Debt Financing, in each case, after giving effect to any amendments, restatements, amendments and restatements, replacements, supplements, modifications, waivers and/or consents permitted by this Section 6.18(c). Parent shall promptly deliver to the Company copies of any amendment, restatement, amendment and restatement, replacement, supplement, modification, waiver or consent to the Debt Commitment Letters (which may be redacted in a manner consistent with the redactions permitted to the Fee Letters).

(d) In the event that any portion of the Debt Financing becomes unavailable or the Debt Financing Commitments expire or are terminated, regardless of the reason therefor, Parent and Merger Sub shall as promptly as practicable following the occurrence of such event (and, in any event, prior to the Closing Date) (x) use their commercially reasonable efforts to obtain alternative debt financing (in an amount that, when taken together with the portion of the Debt Financing that remains available (if any), the aggregate amount of the Equity Financing (including any upsizes or replacements thereof) and other cash readily available to Parent, is at least equal to the Required Amount on terms not materially less favorable, taken as a whole, to Parent than the terms set forth in the Debt Commitment Letters on the date hereof (as such terms may be modified to give effect to any “flex” provisions in any fee letter)) from other sources and which do not include any conditions to the consummation of such alternative debt financing (such financing, “Alternative Financing”) that are more onerous than the conditions set forth in the Debt Commitment Letters on the date hereof (it being acknowledged and agreed, for the avoidance of doubt, that in no event will Parent be required to agree to economic terms, including in respect of fees and interest rates, that are less favorable to Parent and its Affiliates than the economic terms of the Debt Financing as set forth in the Debt Commitment Letters as in effect on the date of this Agreement), and (y) promptly notify the Company of such unavailability and the reason therefor. Parent shall promptly deliver to the Company true and correct copies of each commitment letter or other similar written agreement (if any) pursuant to which any alternative source has committed to provide any portion of any Alternative Financing. Notwithstanding the foregoing, compliance by Parent with this Section 6.18(d) shall not relieve Parent of its obligation to consummate the transactions contemplated by this Agreement whether or not the Financing is available.

(e) Prior to Closing, the Company shall, and shall cause its Subsidiaries to, and shall use commercially reasonable efforts to cause the respective officers, directors, employees, and advisors, including legal and accounting, of the Company and its Subsidiaries to, use commercially reasonable efforts to provide to Parent all customary cooperation reasonably requested by Parent that is reasonably necessary and customary for financings of the type contemplated by the Debt Commitment Letter, at Parent’s sole expense, in connection with Parent’s arrangement and obtaining the Debt Financing, including by:

(i) providing Parent and Merger Sub with (x) the Required Information, and (y) any reasonably requested “information and assistance needed (including using commercially reasonable efforts to direct the Company’s accountants to provide reasonable assistance needed) to allow Parent’s independent accounts to provide customary “negative assurance” comfort on the pro forma financial statements (including with respect to any adjustments related to the potential disposition of the Company’s Benefits and Insurance Services segment and related business),

(ii) cooperating in, and providing information relating to the Company and its Subsidiaries that is requested by Parent in writing and reasonably required for, the preparation of any offering memorandum, private placement memorandum, prospectuses or similar documents, including bank information memoranda (including identifying any portion of the information included therein that constitutes material, non-public information, and including delivering customary representation letters and authorization letters), materials for rating agency presentations, and road show materials, and any similar documents required for the Debt Financing contemplated by the Debt Commitment Letters, and executing and delivering customary authorization letters related thereto (which may contain customary representations with respect to the absence of material non-public information in the public-side versions of documents and the absence of material misstatements or omissions) in each case solely with respect to information relating to the business of the Company and its Subsidiaries,

(iii) making appropriate members of senior management of the Company available at reasonable times and locations and upon reasonable prior notice, to participate in a reasonable number of meetings (including reasonable meetings or conference calls with providers of the Debt Financing), drafting sessions, lender, investors and other presentations, road shows, rating agency presentations, sessions with prospective financing sources and due diligence sessions and other syndication activities with lenders, investors and/or rating agencies; provided that any such meeting or communication may be conducted virtually by videoconference or other media,

(iv) reasonably cooperating with prospective lenders, placement agents, initial purchasers, prospective purchasers and their respective advisors in performing their due diligence of the Company and its Subsidiaries and in any customary marketing efforts for the Debt Financing,

(v) cooperating and assisting Parent in connection with the preparation of customary pro forma financial statements reflecting the Merger and the Debt Financing,

(vi) giving any required notices to allow for the payoff, discharge and termination in full on the Closing Date, of all of the Company’s existing indebtedness and liens under the Existing Credit Agreements and obtaining customary payoff letters, lien terminations and/or customary instruments of discharge to be delivered on the Closing,

(vii) providing at least four (4) Business Days prior to the Closing Date, and solely to the extent requested in writing by Parent at least nine (9) days prior to the Closing Date, all information about the Company as is reasonably requested in connection with complying with applicable “know your customer” and anti-money laundering rules and regulations, including the USA PATRIOT Act,

(viii) cooperating with Parent’s legal counsel in connection with any legal opinions that such legal counsel may be required to deliver in connection with the Debt Financing; provided that the Company and its affiliates shall not be required to deliver or cause the delivery of any legal opinions related to the Debt Financing,

(ix) obtaining (x) customary accountant’s comfort letters with respect to the Company’s financial statements and drafts thereof (which shall include customary “negative assurance” comfort) and directing such auditors to partake in customary accounting due diligence sessions and (y) customary consents of accountants for use of their auditor opinions in any materials relating to the Debt Financing at the expense of and as reasonably requested by Parent,

(x) assisting in the preparation (including by providing information for the completion of any schedules thereto), execution and delivery of definitive financing documents, including guarantee and collateral documents and customary certificates and other customary documents as may reasonably be requested by Parent; provided that no such documentation shall be effective prior to the Effective Time,

(xi) facilitating the pledging of collateral of the Company and its Subsidiaries; provided that no such pledge shall be effective prior to the Effective Time, and

(xii) subject to Section 6.18(f)(i)(A), cooperating with Parent to take such corporate or other organizational actions, as reasonably requested by Parent to permit the consummation of the Debt Financing.

Notwithstanding anything to the contrary, the condition precedent set forth in Section 7.2(b), as it applies to the Company’s obligations under this Section 6.18(e), shall be deemed satisfied unless the Debt Financing has not been obtained as a result of a material breach by the Company of its obligations under this Section 6.18(e).

(f) Notwithstanding anything in Section 6.18(e) of this Agreement to the contrary, the cooperation requested by Parent pursuant to Section 6.18(e) shall not:

(i) require (A) the entry by the Company or any of its Subsidiaries into any agreement (other than customary authorization letters) that is not contingent upon the Closing or (B) the consummation of any corporate action by the Company or any of its Subsidiaries prior to the Effective Time;

(ii) require the Company to pay any commitment or other similar fee;

(iii) require the Company and/or any Subsidiary thereof to take any action that would reasonably be expected to unreasonably interfere with the normal operations of the Company or any of its Subsidiaries;

(iv) require the Company provide access to or disclose information that the Company determines in good faith would reasonably be expected to jeopardize any attorney-client privilege, work product doctrine or similar privilege, or violate or conflict with any material confidentiality obligation of the Company that was not entered into in contemplation of limiting the Company’s obligations to cooperate with the arrangement of the Debt Financing;

(v) require the Company to take any action that would conflict with, violate or result in a breach of or termination right or default under any Governing Documents of the Company or any Law, or would reasonably be expected to cause any condition set forth in Article VII to fail to be satisfied;

(vi) require the Company to take any action that would reasonably be expected to subject any director, officer or employee of the Company or any of its Subsidiaries to any actual or potential personal liability or require the Company to cause any director or manager of the Company, or any of its Subsidiaries or Affiliates who will not remain in such role at and after the Closing to pass resolutions or consents to approve or authorize the execution of the Debt Financing;

(vii) (A) require the delivery of any projections, pro forma financial information or any other forward-looking information to any third parties, or any Tax Returns of the Company or any of its Subsidiaries, (B) require the Company to furnish any information (x) that constitutes Excluded Information or (y) with respect to a month or fiscal quarter that has not yet ended or has ended less than 45 days prior to the date of such request;

(viii) require the Company to prepare any pro forma financial statements;

(ix) require the Company to provide any indemnities prior to the Closing; or

(x) require the Company provide any cooperation or information that does not pertain to the Company or its Subsidiaries or otherwise is not customarily required for contemplation of debt financings similar to the Debt Financing.

The Company hereby consents to the use of its and its Subsidiaries’ logos in connection with the Debt Financing; provided that such logos are used solely in a manner that is not intended to, nor reasonably likely to, harm or disparage the Company or any of its Subsidiaries or their respective reputations or goodwill.

(g) Parent shall, promptly following receipt of a written request thereof from the Company after termination of this Agreement pursuant to ARTICLE VIII (other than pursuant to Section 8.4(a)), reimburse the Company for all reasonable and documented out-of-pocket third-party costs and expenses incurred by the Company or any of its Subsidiaries in connection with providing the cooperation contemplated by Section 6.18(e) (including reasonable and documented out-of-pocket attorneys’ fees and expenses and expenses of the Company’s accounting firms engaged to assist in connection with the Debt Financing; provided that such reimbursement shall not include costs incurred in connection with the preparation of historical financial statements in the ordinary course of business, including those historical financial statements required to be included in the Required Information, or the usual and customary costs incurred in connection with negotiating and obtaining the Debt Payoff Letters.

(h) Parent shall indemnify and hold harmless each of the Company and its Subsidiaries and their respective officers, directors, employees, and advisors (collectively, the “Debt Financing Indemnitees”) for and against any and all losses suffered or incurred by them in connection with the arrangement of the Debt Financing (other than any costs incurred in connection with providing the cooperation contemplated by Section 6.18(e), which shall be subject to reimbursement as set forth in Section 6.18(g)) and any information utilized in connection therewith (other than information provided by the Company expressly for use in connection therewith), except to the extent such losses arise from the gross negligence, bad faith, willful misconduct or fraud of any Debt Financing Indemnitee or any Affiliate thereof. This Section 6.18(h) shall survive the consummation of the Merger and any termination of this Agreement, and is intended to benefit, and may be enforced by, the Debt Financing Indemnitees.

6.19 Advisory Client Consents. As promptly as reasonably practicable following the date of this Agreement, the Company shall, or shall cause the Registered Investment Advisers to, send a notice to each Advisory Client informing such Advisory Client of the transactions contemplated by this Agreement and use reasonable best efforts to seek the consent of each such Advisory Client, in accordance with the requirements of its Advisory Contract and applicable Law, to the “assignment” (as defined in the Advisers Act) of such Advisory Contract resulting from the change in ownership of the Registered Investment Advisers upon the consummation of the transactions contemplated hereby (it being understood that, except to the extent the applicable Advisory Contract or Law requires consent to such assignment to be obtained in writing, the implied or “negative” consent of the applicable Advisory Client to such assignment shall be deemed sufficient). The Company shall provide Parent with a reasonable opportunity to review and comment upon the notice contemplated by this Section 6.19 prior to its distribution and shall consider in good faith reasonable comments made by Parent with respect to the notice. For the avoidance of doubt and notwithstanding anything to the contrary contained herein, under no circumstances shall the Company or any of its Subsidiaries be required to make any payment or provide any other benefit, incur any liability or other obligation, commence any litigation, arbitration or proceeding, or offer or grant any accommodation to any Advisory Client to obtain such Advisory Client’s consent; provided that, notwithstanding the foregoing, the failure to obtain such Advisory Client’s consents shall not result in the failure to satisfy any of the conditions to the Closing set forth in ARTICLE VII.

6.20 Arrangements with Stockholders. From and after the date of this Agreement, without the Company’s prior written consent (not to be unreasonably withheld, conditioned or delayed), neither Parent nor Merger Sub shall, and each shall cause their respective Affiliates and each of their respective officers, directors, employees, agents, advisors and other representatives acting on their behalf not to, directly or indirectly, enter into any agreement, arrangement or understanding (or have any discussions which relate to such agreement, arrangement or understanding), whether written or oral, with any stockholder of the Company, with respect to the contribution, rollover or other similar transfer of any Shares beneficially owned by such stockholder.

ARTICLE VII

CONDITIONS

7.1 Conditions to Each Party’s Obligation to Effect the Merger. The respective obligation of each party hereto to effect the Merger is subject to the satisfaction or, to the extent permitted by applicable Law, waiver at or prior to the Closing of each of the following conditions:

(a) Stockholder Approval. This Agreement shall have been duly adopted by holders of Shares constituting the Company Requisite Vote in accordance with applicable Law and the Company Certificate of Incorporation and the Company Bylaws.

(b) Governmental Consents. The waiting period applicable to the consummation of the Merger under the HSR Act (and any extensions thereof, including any agreement with any Governmental Entity to delay the Closing entered into in connection therewith) shall have expired or been earlier terminated.

(c) Law. No Governmental Entity of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any Law (whether temporary, preliminary or permanent) that is in effect and restrains, enjoins or otherwise prohibits consummation of the Merger.

7.2 Conditions to Obligations of Parent and Merger Sub. The obligations of Parent and Merger Sub to effect the Merger are also subject to the satisfaction or, to the extent not prohibited by applicable Law, waiver by Parent at or prior to the Closing of the following additional conditions:

(a) Representations and Warranties. The representations and warranties of the Company set forth in (i) Sections 4.2(a), (b) and (c) (Capital Structure) shall be true and correct, subject only to de minimis inaccuracies, as of the Closing Date (in each case except to the extent that any such representation and warranty speaks as of a particular date, in which case such representation and warranty shall be true and correct as of such particular date), (ii) the first sentence of Section 4.6 (Absence of Certain Changes) shall be true and correct in all respects as of the Closing Date, (iii) Section 4.1 (Organization, Good Standing and Qualification), Section 4.3 (Corporate Authority and Approval) and Section 4.21 (Brokers and Finders) that (A) are not qualified by Company Material Adverse Effect or other materiality qualifications shall be true and correct in all material respects, in each case, as of the Closing Date and (B) are qualified by

Company Material Adverse Effect or other materiality qualifications will be true and correct in all respects as of the Closing Date (except in each case of (A) and (B) to the extent that such representation and warranty speaks as of a particular date, in which case such representation and warranty shall be so true and correct as of such particular date) and (iv) the other representations and warranties of the Company set forth in ARTICLE IV shall be true and correct as of the Closing Date (except to the extent that any such representation and warranty speaks as of a particular date, in which case such representation and warranty shall be true and correct as of such particular date), except where the failure of such representations and warranties of the Company to be so true and correct (read for purposes of this clause (iv) without giving effect to any “materiality,” “Company Material Adverse Effect” or similar qualification therein), individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect.

(b) Performance of Obligations of the Company. The Company shall have performed and complied with in all material respects all obligations required to be performed and complied with by it under this Agreement at or prior to the Closing.

(c) Company Certificate. Parent shall have received a certificate signed on behalf of the Company by an officer of the Company to the effect that the conditions set forth in Section 7.2(a), Section 7.2(b) and Section 7.2(d) have been satisfied.

(d) No Company Material Adverse Effect. Since the date of this Agreement, there shall not have occurred a Company Material Adverse Effect.

7.3 Conditions to Obligation of the Company. The obligation of the Company to effect the Merger is also subject to the satisfaction or, to the extent not prohibited by applicable Law and agreed by the Company, waiver by the Company at or prior to the Closing of the following additional conditions:

(a) Representations and Warranties. (i) The representations and warranties of Parent and Merger Sub set forth in Section 5.1 (Organization, Good Standing and Qualification), Section 5.2 (Ownership of Merger Sub) and Section 5.3 (Corporate Authority; Approval) of this Agreement shall be true and correct in all material respects as of the Closing Date (except for any representations and warranties that expressly relate to a specified date, which representation and warranty shall have been so true and correct as of such particular date) and (ii) all other representations and warranties of Parent and Merger Sub set forth in this Agreement shall be true and correct in all respects as of the Closing Date (except for any representations and warranties that expressly relate to a specified date, which representation and warranty shall have been true and correct in all material respects as of such particular date), except where the failures of such representations and warranties to be so true and correct (read for purposes of this clause (ii) without giving effect to any “materiality,” “Parent Material Adverse Effect” or similar qualification therein), individually or in the aggregate, has not, and would not reasonably be expected to have, a Parent Material Adverse Effect.

(b) Performance of Obligations of Parent and Merger Sub. Each of Parent and Merger Sub shall have performed and complied with in all material respects all obligations required to be performed or complied with by it under this Agreement at or prior to the Closing.

(c) Parent Certificate. The Company shall have received at the Closing a certificate signed on behalf of Parent by an officer of Parent to the effect that the conditions set forth in Section 7.3(a) and Section 7.3(b) have been satisfied.

ARTICLE VIII

TERMINATION

8.1 Termination by Mutual Consent. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, whether before or after the adoption of this Agreement by the stockholders of the Company referred to in Section 7.1(a), by mutual written consent of the Company and Parent.

8.2 Termination by Either Parent or the Company. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time by either Parent or the Company by written notice to the other party if:

(a) the Merger shall not have been consummated by July 28, 2027 (such date, as it may be modified by the mutual written agreement of the Company and Parent, the “Termination Date”), whether such date is before or after the date of adoption of this Agreement by the stockholders of the Company referred to in Section 7.1(a); provided, that the right to terminate this Agreement pursuant to this Section 8.2(a) shall not be available to any party that has breached in any material respect any representation, warranty, covenant or agreement under this Agreement in any manner that shall have primarily caused the failure of the Merger to be consummated by the Termination Date (it being understood that Parent and Merger Sub shall be deemed a single party for purposes of this proviso);

(b) the adoption of this Agreement by the stockholders of the Company referred to in Section 7.1(a) shall not have occurred at the Company Stockholders Meeting, or at any adjournment or postponement thereof, at which a vote upon the adoption of this Agreement was taken; or

(c) any Law promulgated by a Governmental Entity of competent jurisdiction permanently restraining, enjoining or otherwise prohibiting the consummation of the Merger shall have become final and non-appealable, whether before or after the adoption of this Agreement by the stockholders of the Company referred to in Section 7.1(a);

provided that the right to terminate this Agreement pursuant to this Section 8.2 shall not be available to any party that has breached in any material respect any representation, warranty, covenant or agreement under this Agreement in any manner that shall have primarily caused the failure of the Merger to be consummated (it being understood that Parent and Merger Sub shall be deemed a single party for purposes of this proviso).

8.3 Termination by the Company. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time by the Company by written notice to Parent if:

(a) at any time prior to the Effective Time, whether or not the Company Requisite Vote has been obtained, there has been a breach of any representation, warranty, covenant or agreement made by Parent or Merger Sub in this Agreement, or any such representation and warranty shall have become untrue after the date of this Agreement, such that the conditions set forth in Sections 7.3(a) or 7.3(b) would not be satisfied and such breach or failure to be true is not curable prior to the Termination Date or, if curable prior to the Termination Date, is not cured prior to the earlier of (i) thirty (30) days following written notice to Parent from the Company describing such breach or failure in reasonable detail and stating the Company’s intention to terminate this Agreement and abandon the Merger and any other transactions contemplated by this Agreement and (ii) the Termination Date; provided that the Company shall not have the right to terminate this Agreement pursuant to this Section 8.3(a) if the Company is then in breach of any of its representations, warranties, covenants or agreements under this Agreement, which breach would give rise to a failure of any of the conditions set forth in Sections 7.2(a) or 7.2(b) to be satisfied;

(b) at any time prior to the Company Requisite Vote being obtained, the board of directors of the Company effects a Change in Recommendation in accordance with Section 6.3 and the board of directors of the Company has approved, and concurrently with the termination hereunder, the Company enters into an Alternative Acquisition Agreement providing for the implementation of a Superior Proposal that did not result from a breach of Section 6.2, provided that prior to or concurrently with such termination, the Company pays to Parent the Company Termination Fee or the Go-Shop Termination Fee, as applicable, required to be paid pursuant to Section 8.5(b) (and such termination shall not be effective until the Company has paid the Company Termination Fee or the Go-Shop Termination Fee, as applicable, in accordance with Section 8.5(b), or

(c) (i) all of the conditions provided for in Sections 7.1 and 7.2 have been and continue to be satisfied or waived (other than those conditions that by their nature are to be satisfied by actions taken at the Closing, which conditions shall be, at the time of delivery of the notice referred to in the following clause (iii), capable of being satisfied as if such time were the Closing), (ii) Parent fails to consummate the Merger on the date on which the Closing should have occurred pursuant to Section 1.2, (iii) on and after the date the Closing should have occurred pursuant to Section 1.2 the Company has irrevocably confirmed to Parent in writing that (x) all of the conditions set forth in Sections 7.1 and 7.3 have been and continue to be satisfied or waived (other than those conditions that by their nature are to be satisfied by actions taken at the Closing, which conditions are capable of being satisfied as if the Closing occurred on the date of such notice) and (y) it is ready, willing and able to consummate the Closing on the date of such written notice and throughout the subsequent three (3) Business Day period and (iv) Parent fails to consummate the Merger within three (3) Business Days following receipt of such written notice.

8.4 Termination by Parent. This Agreement may be terminated by written notice from Parent to the Company and the Merger may be abandoned at any time prior to the Effective Time by Parent if:

(a) there has been a breach of any representation, warranty, covenant or agreement made by the Company in this Agreement, or any such representation and warranty shall have become untrue after the date of this Agreement, such that the conditions set forth in Sections 7.2(a) or 7.2(b) would not be satisfied and such breach or failure to be true is not curable prior to the

Termination Date or, if curable prior to the Termination Date, is not cured prior to the earlier of (i) thirty (30) days following written notice to the Company from Parent describing such breach or failure in reasonable detail and stating Parent’s intention to terminate this Agreement and abandon the Merger and any other transactions contemplated by this Agreement and (ii) the Termination Date; provided that Parent shall not have the right to terminate this Agreement pursuant to this Section 8.4(a) if Parent or Merger Sub is then in breach of any of its representations, warranties, covenants or agreements under this Agreement, which breach would give rise to a failure of any of the conditions set forth in Sections 7.3(a) or 7.3(b) to be satisfied; or

(b) there shall have been a Change in Recommendation; provided that Parent shall no longer be entitled to terminate this Agreement pursuant to this Section 8.4(b) once the Company Requisite Vote is obtained.

8.5 Effect of Termination and Abandonment.

(a) In the event of termination of this Agreement and the abandonment of the Merger pursuant to this ARTICLE VIII, this Agreement (other than as set forth in this Section 8.5 and in Section 9.1) shall become void and of no effect with no liability on the part of any party hereto (or of any of its respective Affiliates or other Non-Recourse Parties) relating to, based on or arising under or out of this Agreement, the transactions contemplated hereby or the subject matter hereof (including the negotiation and performance of this Agreement); provided that no such termination shall relieve any party hereto from any liability (i) for damages resulting from the Willful Breach of this Agreement by, or the actual fraud of, any party hereto, prior to such termination by any party hereto, or (ii) as provided in this Section 8.5 (including, from any obligation to pay, if applicable, the Go-Shop Termination Fee pursuant to Section 8.5(b), the Company Termination Fee pursuant to Section 8.5(b) or Section 8.5(c) or the Parent Termination Fee pursuant to Section 8.5(d)).

(b) If this Agreement is terminated (i) by Parent pursuant to Section 8.4(b) (Change in Recommendation), or (ii) by the Company pursuant to Section 8.3(b) (Termination for Superior Proposal), then the Company shall, within two (2) Business Days after such termination in the case of clause (i) or concurrently with such termination in the case of clause (ii), pay to Parent, by wire transfer of immediately available funds, a fee equal to $107,500,000 (the “Company Termination Fee”); provided that if the Company terminates this Agreement pursuant to Section 8.3(b) (Termination for Superior Proposal) during the Go-Shop Period or pursuant to Section 8.3(b) (Termination for Superior Proposal) in order to enter into an Alternative Acquisition Agreement with an Excluded Party (but solely to the extent such Person or group remains an Excluded Party), such fee shall instead be equal to $49,600,000 (the “Go-Shop Termination Fee”).

(c) If (i) this Agreement is terminated (A) by Parent or the Company pursuant to Section 8.2(a) (Termination Date) prior to the receipt of the Company Requisite Vote or Section 8.2(b) (Stockholder Vote) or (B) by Parent pursuant to Section 8.4(a) (Company Breach), (ii) prior to such termination referred to in clause (i) of this sentence, but after the date of this Agreement, an Acquisition Proposal shall have been made to the Company or its Representatives or shall have been publicly announced or made (or publicly announced an intention, whether or not conditional, to make) (a “Company Acquisition Proposal”) (and in the case of Section 8.2(b), such Acquisition Proposal or publicly proposed or announced intention shall have been made prior to the date of the Company Stockholders Meeting (including any adjournments and postponements thereof)) and (iii) concurrently or within twelve (12) months after the date of a termination in either of the cases referred to in clauses (i)(A) and (i)(B) of this Section 8.5(c), the Company or its Subsidiaries shall have entered into a definitive agreement with respect to, or consummated, any Company Acquisition Proposal, then the Company shall pay the Company Termination Fee to Parent by wire transfer of immediately available funds concurrently upon the entry into definitive agreements for, or consummation of, such a transaction, whichever is earlier; provided that solely for purposes of this Section 8.5(c), the term “Acquisition Proposal” shall have the meaning assigned to such term in Section 9.16, except that the references to “fifteen (15%) or more” shall be deemed to be references to “fifty percent (50%) or more”.

(d) If this Agreement is terminated by (i) the Company pursuant to Section 8.3(a) (Parent Breach) or Section 8.3(c) (Failure to Close) or (ii) Parent pursuant to Section 8.2(a) (Termination Date) at a time when the Company could have terminated this Agreement pursuant to Section 8.3(a) or Section 8.3(c), Parent shall promptly, but in no event later than two (2) Business Days after the date of such termination, pay or cause to be paid to the Company by wire transfer of immediately available funds, an amount equal to $198,400,000 (the “Parent Termination Fee”).

(e) The parties acknowledge and hereby agree that each of the Parent Termination Fee, the Go-Shop Termination Fee and the Company Termination Fee, as applicable, if, as and when required pursuant to this Section 8.5, shall not constitute a penalty but will be liquidated damages, in a reasonable amount that will compensate the party receiving such amount in the circumstances in which it is payable for the efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the Merger, which amount would otherwise be impossible to calculate with precision. The parties acknowledge and hereby agree that in no event shall (i) the Company be required to pay the Company Termination Fee or Go-Shop Termination Fee on more than one occasion or both the Company Termination Fee and the Go-Shop Termination Fee, or (ii) Parent be required to pay the Parent Termination Fee on more than one occasion.

(f) Each party acknowledges that the agreements contained in this Section 8.5 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, no party would have entered into this Agreement; and accordingly, if the Company or Parent fails to pay promptly any amount that may become due pursuant to Section 8.5(b), Section 8.5(c) or Section 8.5(d) (any such amount due, a “Payment”), and, in order to obtain such Payment, Parent or the Company commences a suit which results in a judgment against the Company or Parent, respectively, for the applicable Payment, or any portion thereof, the party with such judgment against them shall pay to the other party its costs and expenses (including attorneys’ fees) actually incurred in connection with such suit, together with interest on the amount of the Payment which shall accrue at the prime rate published in the Wall Street Journal, Eastern Edition, in effect on the date such Payment was first required to be paid from such date through the date of full payment thereof; provided that, in no event shall any party be required to pay such costs, expenses and interest pursuant to this Section 8.5(f) in an aggregate amount that exceeds $10,000,000.

(g) Notwithstanding anything to the contrary in this Agreement, but subject to the proviso in Section 8.5(a) and Section 9.13, in any circumstance in which this Agreement is terminated and Parent has the right to receive payment of the Company Termination Fee or Go-Shop Termination Fee, as applicable, in accordance herewith, the payment of the Company Termination Fee or Go-Shop Termination Fee, as applicable, and the costs and expenses of Parent pursuant to Section 8.5(f), if applicable, shall be the sole and exclusive remedy of Parent, Merger Sub, the Guarantor and any of their respective Subsidiaries and Affiliates, New Mountain Capital, L.L.C. and any of their respective former, current or future, direct or indirect, general or limited partners, stockholders, controlling Persons, managers, members, directors, officers, employees, Affiliates, representatives, financing sources, agents or any of their respective assignees or successors or any former, current or future general or limited partner, stockholder, controlling Person, manager, member, director, officer, employee, Affiliate, representative, agent, assignee or successor of any of the foregoing (the “Parent Related Parties”) against the Company, its Subsidiaries and Affiliates and any of their respective former, current or future, direct or indirect, general or limited partners, stockholders, controlling Persons, managers, members, directors, officers, employees, Affiliates, representatives, agents or any of their respective assignees or successors or any former, current or future general or limited partner, stockholder, controlling Person, manager, member, director, officer, employee, Affiliate, representative, agent, assignee or successor of any of the foregoing (collectively, “Company Related Parties”) for any loss or damage suffered as a result of the failure of the Merger and the other transactions contemplated by this Agreement to be consummated or for a breach of, or failure to perform under, this Agreement or any certificate or other document delivered in connection herewith or otherwise or in respect of any representation made or alleged to have been made in connection herewith or therewith, and upon payment of such amounts, none of the Company Related Parties shall have any further liability or obligation relating to or arising out of this Agreement (except that the Company shall remain obligated to pay to Parent any amount due and payable pursuant to Section 8.5(f), whether in equity or at law, in contract, in tort or otherwise.

(h) Notwithstanding anything to the contrary in this Agreement, but subject to the proviso in Section 8.5(a) and Section 9.13, in any circumstance in which this Agreement is terminated and the Company has the right to receive payment of the Parent Termination Fee in accordance herewith, the payment of the Parent Termination Fee and, if applicable, the costs and expenses of the Company pursuant to Section 8.5(f) shall be the sole and exclusive remedy of the Company Related Parties against the Parent Related Parties for any loss or damage suffered as a result of the failure of the Merger and the other transactions contemplated by this Agreement to be consummated or for a breach of, or failure to perform under, this Agreement or any certificate or other document delivered in connection herewith or otherwise or in respect of any representation made or alleged to have been made in connection herewith or therewith, and upon payment of such amounts, none of the Parent Related Parties shall have any further liability or obligation relating to or arising out of this Agreement (except that the Parent shall remain obligated to pay to the Company any amount due and payable pursuant to Section 8.5(f)), whether in equity or at law, in contract, in tort or otherwise. In furtherance of the foregoing, in no event will the Company or any Company Related Party seek or obtain, nor will they permit any of their Representatives or any other Person acting on their behalf to seek or obtain, nor will any Person be entitled to seek or obtain, any monetary recovery or monetary reward in excess of the Parent Termination Fee against Parent or any

Parent Related Party (including in connection with Willful Breach or fraud), and in no event will the Company or any Company Related Party be entitled to seek or obtain any monetary damages of any kind, including consequential, special, indirect or punitive damages (including in connection with Willful Breach or fraud), in excess of the Parent Termination Fee against Parent or any Parent Related Party for, or with respect to, this Agreement, the Equity Commitment Letter, the Limited Guarantee or the transactions contemplated hereby and thereby (including any breach by Parent, Merger Sub or the Guarantor), the termination of this Agreement, the failure to consummate the Merger or any claims or actions under applicable Law arising out of any such breach, termination or failure.

ARTICLE IX

MISCELLANEOUS AND GENERAL

9.1 Survival. This ARTICLE IX and the agreements of the Company, Parent and Merger Sub contained in ARTICLE III, Section 6.10(b) (Expenses; Transfer Taxes) and Section 6.11 (Indemnification; Directors’ and Officers’ Insurance) shall survive the consummation of the Merger. This ARTICLE IX (other than Section 9.2 (Modification or Amendment), Section 9.3 (Waiver) and Section 9.12 (Assignment)) and the agreements of the Company, Parent and Merger Sub contained in Section 6.6(b) (Access, Consultation), Section 6.10 (Expenses; Transfer Taxes), Section 6.18(h) (Debt Financing Indemnification), Section 8.5 (Effect of Termination and Abandonment) and the Confidentiality Agreement (as defined in Section 9.7) shall survive the termination of this Agreement. All other representations, warranties, covenants and agreements in this Agreement and in any certificate or other writing delivered pursuant hereto shall not survive the consummation of the Merger or the termination of this Agreement. This Section 9.1 shall not limit any covenant or agreement of the parties which by its terms contemplates performance after the Effective Time.

9.2 Modification or Amendment. Subject to the provisions of applicable Law, at any time prior to the Effective Time, this Agreement (including any Schedule hereto) may be amended, modified or supplemented in writing by the parties hereto, by action of the board of directors of the respective parties.

9.3 Waiver.

(a) Any provision of this Agreement may be waived prior to the Effective Time if, and only if, such waiver is in writing and signed by the party against whom the waiver is to be effective.

(b) No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. Except as otherwise herein provided, the rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by Law.

9.4 Counterparts; Effectiveness. This Agreement may be executed in any number of counterparts (including by facsimile or by attachment to electronic mail in portable document format (PDF)), each such counterpart being deemed to be an original instrument, and all such counterparts, taken together, shall constitute one and the same agreement, and shall become effective when one or more counterparts have been signed by each of the parties hereto and delivered to the other parties hereto.

9.5 Governing Law and Venue; Waiver of Jury Trial.

(a) SUBJECT TO SECTION 9.5(C), THIS AGREEMENT SHALL BE DEEMED TO BE MADE IN AND IN ALL RESPECTS SHALL BE INTERPRETED, CONSTRUED AND GOVERNED BY AND IN ACCORDANCE WITH THE LAW OF THE STATE OF DELAWARE WITHOUT REGARD TO THE CONFLICT OR CHOICE OF LAW PRINCIPLES THEREOF.

(b) Each of the parties hereto (i) consents to submit itself to the personal jurisdiction of the Court of Chancery of the State of Delaware or, if such court lacks subject matter jurisdiction, any state or federal court located in the State of Delaware and any appellate court therefrom, in the event any dispute arises out of or is related to this Agreement or any of the transactions contemplated hereby, (ii) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, (iii) agrees that it will not bring any action, suit, arbitration or proceeding by or before any Governmental Entity (each, an “Action”) relating to this Agreement or any of the transactions contemplated hereby in any court other than the Court of Chancery of the State of Delaware or, if such court lacks subject matter jurisdiction, any state or federal court located in the State of Delaware and any appellate court therefrom, (iv) waives any objection that it may now or hereafter have to the venue of any such Action in the Court of Chancery of the State of Delaware or, if such court lacks subject matter jurisdiction, any state or federal court located in the State of Delaware and any appellate court therefrom or that such Action was brought in an inconvenient court and agrees not to plead or claim the same and (v) consents to service being made through the notice procedures set forth in Section 9.6. Each of the Company, Parent and Merger Sub hereby agrees that service of any process, summons, notice or document by U.S. registered mail to the respective addresses set forth in Section 9.6 shall be effective service of process for any Action in connection with this Agreement or the transactions contemplated hereby.

(c) Notwithstanding anything herein to the contrary, each of the parties irrevocably agrees that any legal action or proceeding involving any Debt Financing Source arising out of or relating to this Agreement, the Debt Commitment Letters or the Debt Financing shall be brought and determined in the Supreme Court of the State of New York, County of New York; provided that if jurisdiction is not then available in the Supreme Court of the State of New York, County of New York, then any such legal action or proceeding may be brought in any federal court located in the State of New York (and, in each case, any appellate courts thereof). Each of the parties hereby irrevocably submits to the exclusive jurisdiction of the aforesaid courts for itself and with respect to its property, generally and unconditionally, with regard to any such action or proceeding involving any Debt Financing Source arising out of or relating to this Agreement, the Debt Commitment Letter or the Debt Financing and the transactions contemplated hereby or thereby. Each of the parties agrees not to commence any action, suit or proceeding involving any Debt Financing Source relating thereto except in the courts described above in New York, other than actions in any court of competent jurisdiction to enforce any judgment, decree or award rendered by any such court in New York as described herein. Each of the parties further agrees that notice as provided herein shall constitute sufficient service of process and the parties further waive any argument that such service is insufficient. Each of the parties hereby irrevocably and unconditionally waives, and agrees not to assert, by way of motion or as a defense, counterclaim or otherwise, in any action or proceeding involving any Debt Financing Source arising out of or relating to this Agreement, the Debt Commitment Letters or the Debt Financing or the transactions contemplated hereby or thereby, (a) any claim that it is not personally subject to the jurisdiction of the courts in New York as described herein for any reason, (b) that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (c) that (i) the suit, action or proceeding in any such court is brought in an inconvenient forum, (ii) the venue of such suit, action or proceeding is improper or (iii) this Agreement, the Debt Commitment Letters, the Debt Financing, or the subject matter hereof or thereof, may not be enforced in or by such courts.

(d) EACH PARTY HERETO ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT, OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. NOTWITHSTANDING ANYTHING HEREIN TO THE CONTRARY, THE COMPANY (ON BEHALF OF ITSELF AND ITS SUBSIDIARIES) AND EACH OF THE OTHER PARTIES HERETO WAIVES ANY RIGHT TO TRIAL BY JURY WITH RESPECT TO ANY ACTION RELATED TO ANY DEBT FINANCING OBTAINED BY PARENT OR ANY OF ITS SUBSIDIARIES IN CONNECTION WITH THE MERGER OR THE PERFORMANCE THEREOF OR THE TRANSACTIONS CONTEMPLATED THEREBY. EACH PARTY HERETO CERTIFIES AND ACKNOWLEDGES THAT (i) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HERETO HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (ii) EACH SUCH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (iii) EACH SUCH PARTY MAKES THIS WAIVER VOLUNTARILY AND (iv) EACH SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS
SECTION 9.5.

9.6 Notices. Notices, requests, instructions or other documents to be given under this Agreement shall be in writing and shall be deemed given, (a) when delivered, if delivered personally to the intended recipient, (b) when sent by email (without any “bounceback” or other notice of nondelivery) and (c) one (1) Business Day later, if sent by overnight delivery via a national courier service (providing proof of delivery), and in each case, addressed to a party at the following address for such party:

if to Parent or Merger Sub:

Viking ParentCo, Inc.; Viking MergerCo, Inc.

c/o Grant Thornton Advisors LLC

171 North Clark, Suite 200

Chicago, IL 60601

Attention: James Peko, Chief Executive Officer;

 Kenneth Cunningham, Chief Legal Officer

Email: [***]

with copies to (which shall not constitute notice):

Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York, New York 10017

Attention: Benjamin P. Schaye; Matthew B. Rogers; Daisy Wu

Email: [***]

if to the Company:

CBIZ, Inc.

5959 Rockside Woods Blvd. N., Suite 600

Independence, Ohio 44131

Attention: Jaileah X. Huddleston

Email: [***]

with copies to (which shall not constitute notice):

Weil, Gotshal & Manges LLP

767 Fifth Avenue

New York, New York 10153

Attention: Michael J. Aiello; Matthew J. Gilroy

Email: [***]

or to such other persons or addresses as may be designated in writing by the party to receive such notice as provided above.

9.7 Entire Agreement. This Agreement (including any exhibits hereto, the Company Disclosure Letter and the Parent Disclosure Letter) and the Confidentiality Agreement, dated June 17, 2026, between the Company and Grant Thornton Advisors LLC (the “Confidentiality Agreement”) and the Certificate of Merger and any other certificate or instrument to be delivered hereunder, collectively constitute the entire agreement, and supersede all other prior agreements, understandings, representations and warranties both written and oral, among the parties, with respect to the subject matter hereof.

9.8 No Third Party Beneficiaries. This Agreement is not intended to, and does not and shall not be deemed to, confer upon any Person other than the parties hereto any rights or remedies hereunder, other than (a) as provided in Section 6.11 (Indemnification; Directors’ and Officers’ Insurance) and Section 6.6(e) (RWI Policy), (b) the right of the holders of awards under the Company Stock Plan to receive such consideration as provided for in Section 3.5 after the Closing, and (c) Section 8.5(g) (Liability of Company Related Parties), Section 8.5(h) (Liability of Parent Related Parties), Section 9.2 (Modification or Amendment), Section 9.3 (Waiver), Section 9.5 (Governing Law and Venue; Waiver of Jury Trial), this Section 9.8 (No Third Party

Beneficiaries) and Section 9.15 (Non-Recourse), which, to the extent applicable to the Company Related Parties, Parent Related Parties, Debt Financing Sources and/or Non-Recourse Parties, are intended to benefit and be enforceable by the Company Related Parties, Parent Related Parties and/or Debt Financing Sources (as applicable).

9.9 Obligations of Parent and of the Company. Whenever this Agreement requires a Subsidiary of Parent to take any action, such requirement shall be deemed to include an undertaking on the part of Parent to cause such Subsidiary to take such action. Whenever this Agreement requires a Subsidiary of the Company to take any action, such requirement shall be deemed to include an undertaking on the part of the Company to cause such Subsidiary to take such action and, after the Effective Time, on the part of Parent and the Surviving Corporation to cause such Subsidiary to take such action.

9.10 Severability. The provisions of this Agreement shall be deemed severable and in the event any court of competent jurisdiction or arbitral panel finds any provision hereof to be invalid or unenforceable, such invalidity or unenforceability shall not affect the validity or enforceability of the other provisions hereof. If any provision of this Agreement, or the application thereof to any Person or any circumstance, is found to be invalid or unenforceable, (a) a suitable and equitable provision negotiated in good faith by the parties hereto shall be substituted therefor in order to carry out, so far as may be valid and enforceable, the intent and purpose of such invalid or unenforceable provision and (b) the remainder of this Agreement and the application of such provision to other Persons or circumstances shall not, subject to clause (a) above, be affected by such invalidity or unenforceability, except as a result of such substitution, nor shall such invalidity or unenforceability affect the validity or enforceability of such provision, or the application thereof, in any other jurisdiction.

9.11 Interpretation.

(a) The table of contents and the Article, Section and paragraph headings or captions herein are for convenience of reference only, do not constitute part of this Agreement and shall not be deemed to limit or otherwise affect any of the provisions hereof. Where a reference in this Agreement is made to a Section or Exhibit, such reference shall be to a Section of or Exhibit to this Agreement unless otherwise indicated. Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”. The words “hereof”, “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The word “or” when used in this Agreement is not exclusive. The word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends, and such phrase shall not mean simply “if”. All terms defined in this Agreement shall have the defined meanings when used in any certificate or other document made or delivered pursuant hereto unless otherwise defined therein. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term. Any Contract or Law defined or referred to herein or in any agreement or instrument that is referred to herein means such Contract or Law as from time to time amended, modified or supplemented, including (in the case of Contracts) by waiver or consent and (in the case of Laws) by succession of comparable successor statutes and references to all attachments thereto and instruments incorporated therein.

(b) Any Contract or information referred to herein shall be deemed to have been “delivered”, “provided”, “furnished” or “made available” (or any phrase of similar import) to Parent by the Company if such Contract or information was posted to the data room maintained by the Company in connection with the transaction (the “Data Room”) at least one (1) calendar day prior to the date of this Agreement. When calculating the period of time before which, within which or following which any act is to be done or step taken pursuant to this Agreement, the date that is the reference date in calculating such period shall be excluded. If the last day of any such period is a day other than a Business Day, the period in question shall end and any such step shall be taken by or on the next succeeding Business Day.

(c) The parties have participated jointly in negotiating and drafting this Agreement. In the event that an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement.

9.12 Assignment. This Agreement shall not be assigned by operation of law or otherwise without the prior written consent of each of the other parties hereto, and any assignment without such consent shall be null and void; provided that, notwithstanding the foregoing, Parent and Merger Sub will have the right to assign all or any portion of their respective rights and obligations pursuant to this Agreement to any of their respective Affiliates; provided further that no such assignment shall relieve Parent or Merger Sub, as applicable, from its obligations under this Agreement.

9.13 Specific Performance.

(a) The parties hereto acknowledge and agree that irreparable damage would occur and that the parties would not have any adequate remedy at Law in the event that any of the obligations, undertakings, covenants or agreements of the parties to this Agreement were not performed in accordance with their specific terms or were otherwise breached, and that monetary damages, even if available, would not be an adequate remedy therefor. It is accordingly agreed that the Company, on the one hand, and Parent and Merger Sub, on the other hand, shall be entitled to seek an injunction or injunctions to prevent breaches or threatened breaches of this Agreement by the other parties, and to enforce specifically the terms and provisions of this Agreement (including Section 6.5, and including to cause the other parties to consummate the Merger and the Closing and to make the payments contemplated by this Agreement, including ARTICLE I and ARTICLE III) by a decree of specific performance, in accordance with Section 9.5 of this Agreement, without the necessity of proving actual harm or damages or posting a bond or other security therefor, this being in addition to any other remedy to which such party is entitled at law or in equity, and each party agrees that it will not oppose the granting of an injunction, specific performance or other equitable relief on the basis that any other party has an adequate remedy at law or that any award of specific performance or other equitable remedy is not an appropriate remedy for any reason at law or in equity. Without limitation of the foregoing, the parties hereby further acknowledge and agree that prior to the Closing, the Company, on the one hand, and Parent and Merger Sub, on the other hand, shall be entitled to seek specific performance to enforce specifically the terms and provisions of, and to prevent or cure breaches of the covenants required to be performed by the other party under this Agreement (including Section 6.5, and including to cause Parent and Merger Sub to consummate the Merger and the Closing and to make the payments contemplated by this Agreement, including

ARTICLE I and ARTICLE III), and to cause the Company to consummate the Merger and the Closing, in addition to any other remedy to which the parties are entitled at law or in equity, including each party’s right to terminate this Agreement pursuant to ARTICLE VIII and seek money damages. Each party further agrees that it shall not take any position in any legal proceeding concerning this Agreement that is contrary to the terms of this Section 9.13. Parent shall cause Merger Sub to perform its obligations under this Agreement.

(b) Notwithstanding anything to the contrary in this Agreement, including this Section 9.13, it is explicitly agreed that the Company shall be entitled to specific performance of Parent’s obligation to consummate the Closing and to cause Parent and Merger Sub to exercise their rights under the Equity Commitment Letter to cause the Equity Financing Commitments thereunder to be funded only in the event that: (i) all conditions in Section 7.1 and Section 7.2 have been and continue to be satisfied or waived (other than those that by their terms are to be satisfied at the Closing), and Parent fails to consummate the Merger on the date the Closing is required to have occurred pursuant to Section 1.2, (ii) the financing provided by the Debt Financing (or, if alternative financing, as the case may be) has been funded or will be funded in accordance with the terms of the Debt Commitment Letters at the Closing, (iii) the Company has irrevocably confirmed in writing that it is ready, willing and able to consummate the Closing and that, if specific performance is granted and the Debt Financing is funded, then the Closing will occur in accordance with ARTICLE I and (iv) Parent fails to consummate the Merger within two (2) Business Days following receipt of such notice.

(c) For the avoidance of doubt, in no event shall the exercise of any party’s right to seek specific performance pursuant to this Section 9.13 reduce, restrict or otherwise limit such party’s right to terminate this Agreement pursuant to ARTICLE VIII and/or pursue all applicable remedies at law, including seeking payment of the Parent Termination Fee or damages for fraud or Willful Breach to the extent expressly preserved by Section 8.5(a). Notwithstanding the foregoing, in no event shall the Company or any of its Affiliates be entitled to (x) obtain specific performance to effect the Closing after this Agreement has been terminated in accordance with ARTICLE VIII, or (y) payment of monetary damages of any kind (including the Parent Termination Fee) if they have been granted specific performance of this Agreement, the Closing actually occurs and Parent makes all of the payments contemplated by ARTICLE III.

9.14 Certain Financing Provisions. Notwithstanding anything in this Agreement to the contrary, each of the Company and its Representatives and each of its Subsidiaries on behalf of itself, and any of their respective successors, heirs or representatives and each of its controlled Affiliates (but not Parent or any of its Affiliates) hereby: (a) agrees that any legal proceeding brought against the Debt Financing Source Related Parties, arising out of or relating to this Agreement or the Debt Financing, the Debt Commitment Letters or any of the transactions contemplated hereby or thereby or the performance of any services thereunder shall be subject to the exclusive jurisdiction of any federal or state court in the Borough of Manhattan, New York, New York, so long as such forum is and remains available, and any appellate court thereof and each of the Company and its Representatives and each of its Subsidiaries on behalf of itself, and any of their respective successors, heirs or representatives and each of its controlled Affiliates irrevocably submits itself and its property with respect to any such proceedings to the exclusive jurisdiction of such court, (b) agrees that any such proceeding (except to the extent relating to the interpretation of any provisions in this Agreement (including any provision in any agreement related to the Debt

Financing that expressly specifies that the interpretation of such provisions shall be governed by and construed in accordance with the Laws of the State of Delaware)) shall be governed by the laws of the State of New York (without giving effect to any conflicts of law principles that would result in the application of the laws of another jurisdiction), (c) agrees not to bring or support, or permit (to the extent in its control) any of its respective successors, heirs or representatives, any of the Company’s Subsidiaries or any of their respective controlled Affiliates to bring or support any legal proceeding against any Debt Financing Source Related Party in any way arising out of or relating to this Agreement, the Debt Financing, the Debt Commitment Letters, or any of the transactions contemplated hereby or thereby or the performance of any services thereunder in any forum other than in any federal or state court in the Borough of Manhattan, New York, New York, (d) irrevocably waives, to the fullest extent that it may effectively do so, the defense of an inconvenient forum to the maintenance of such legal proceedings in any such court, (e) knowingly, intentionally and voluntarily waives, to the fullest extent permitted by applicable law, trial by jury in any proceedings brought against the Debt Financing Source Related Parties in any way arising out of or relating to this Agreement, the Debt Financing, the Debt Commitment Letters or any of the transactions contemplated hereby or thereby or the performance of any services thereunder, (f) agrees that none of the Debt Financing Source Related Parties will have any liability to the Company and its Representatives or any of its respective successors, heirs or any of their respective controlled Affiliates or Representatives (in each case, other than Parent and its respective Subsidiaries or Affiliates), and hereby waives any rights or claims against any Debt Financing Source Related Party, in each case, relating to or arising out of this Agreement, the Debt Financing, the Debt Commitment Letters, any of the agreements entered into in connection with the Debt Financing or any of the transactions contemplated hereby or thereby or the performance of any services thereunder, whether in law or in equity, whether in contract or in tort or otherwise; provided, that, notwithstanding the foregoing, nothing herein shall affect the rights and/or claims of Parent or any of its Affiliates or, following the Closing, the Surviving Corporation or any of its Subsidiaries, against the Debt Financing Source Related Parties with respect to the Debt Financing, the Debt Commitment Letters, or any of the transactions contemplated hereby or thereby or the performance of any services thereunder, (g) agrees that Parent may collaterally assign its rights and obligations hereunder (while remaining liable for all of its obligations hereunder) to the Debt Financing Sources pursuant to the terms of the Debt Financing for purposes of creating a security interest herein or otherwise assigning as collateral in respect of the Debt Financing, and (h) agrees that the Debt Financing Source Related Parties are express third party beneficiaries of, and may enforce any of the provisions in this Agreement reflecting the foregoing agreements in this Section 9.14. This Section 9.14 and the definitions of “Debt Financing Sources” and “Debt Financing Source Related Parties” (and any other provision of this Agreement to the extent an amendment of such provision would modify the substance of such Sections and/or provisions), in each case, may not be amended in a manner material and adverse to the Debt Financing Sources party to the Debt Commitment Letters without the prior written consent of the Debt Financing Sources party to the Debt Commitment Letters to the extent expressly required pursuant to the terms of the Debt Commitment Letters.

9.15 Non-Recourse. This Agreement may only be enforced against, and any Proceeding based upon, arising out of, or related to this Agreement, or the negotiation, execution or performance of this Agreement, may only be brought against the entities that are expressly named as parties hereto and then only with respect to the specific obligations set forth herein with respect to such party. No past, present or future director, officer, employee, incorporator, manager, member, general or limited partner, stockholder, equityholder, controlling person,

Affiliate, agent, attorney or other Representative of any party hereto or any of their successors or permitted assigns or any direct or indirect director, officer, employee, incorporator, manager, member, general or limited partner, stockholder, equityholder, controlling person, Affiliate, agent, attorney, Representative, successor or permitted assign of any of the foregoing (each, a “Non-Recourse Party”), shall have any liability for any obligations or liabilities of any party under this Agreement or for any Proceeding (whether in tort, contract or otherwise) based on, in respect of or by reason of the transactions contemplated hereby or in respect of any written or oral representations made or alleged to be made in connection herewith, in each case other than in the case of actual fraud. Notwithstanding the foregoing, and without limiting the rights of the Company against (i) Parent and Merger Sub and (ii) against the Guarantor as provided for in the Limited Guarantee, in no event shall the Company or any of its controlled Affiliates seek to recover monetary damages from any Non-Recourse Party.

9.16 Definitions. For purposes of this Agreement, the following terms, when used herein, shall have the respective meanings set forth below:

“Acceptable Confidentiality Agreement” means a customary confidentiality agreement with the Company that is either (i) in effect as of the execution and delivery of this Agreement, or (ii) executed, delivered and effective after the execution and delivery of this Agreement, in either case (A) containing provisions that require any counterparty thereto (and any of its Affiliates and representatives) that receives non-public information of or with respect to the Company and its Affiliates to keep such information confidential or (B) containing confidentiality provisions not less favorable to the Company in any material respect than the terms of the Confidentiality Agreement, it being understood that such agreement need not contain any “standstill” or similar provisions, or otherwise prohibit the making of, or amendment or modification to, any non-public Acquisition Proposal to the Board; provided, that no such confidentiality agreement shall include any restrictions that would reasonably be expected to prevent the Company from satisfying its obligations in Section 6.2 or provide for the reimbursement by the Company or its Subsidiaries of any of the counterparty’s costs or expenses.

“Acquisition Proposal” means any proposal, offer, inquiry or indication of interest (or any public announcement of a proposal, plan or intention) from any Person or group (as defined in or under Section 13 of the Exchange Act) relating to (i) a merger, amalgamation, consolidation, dissolution, liquidation, tender offer, recapitalization, reorganization, share exchange or purchase, asset purchase, business combination, joint venture, partnership, dissolution, liquidation, spin-off, extraordinary dividend, sale, lease, exchange, mortgage, pledge, transfer or other disposition, or similar transaction or series of related transactions involving the Company or any of its Subsidiaries which would permit or if consummated would result in any Person or group, directly or indirectly, acquiring beneficial ownership of fifteen percent (15%) or more of the outstanding Shares, or assets representing fifteen percent (15%) or more of the consolidated net revenues, net income or total assets of the Company or (ii) any other transaction or series of related transactions which would permit or if consummated would result in, any Person or group becoming the beneficial owner of, directly or indirectly (by merger, consolidation, sale of equity interests, share exchange, joint venture, business combination or otherwise), in one or a series of related transactions, fifteen percent (15%) or more of the outstanding Shares, or assets representing fifteen percent (15%) or more of the consolidated net revenues, net income or total assets of the Company, in each case, other than the transactions contemplated by this Agreement.

“Administrative Services Agreements” means (i) that certain Restated Administrative Services Agreement, dated July 30, 2024, by and between CBIZ, Inc. and Mayer Hoffman McCann P.C.; (ii) that certain Administrative Services Agreement, dated December 1, 2011, by and among CBIZ, Inc., CBIZ Accounting, Tax & Advisory of Maryland, LLC and Smyth & Pyles, LLC; (iii) that certain Services Agreement, dated May 31, 2024, by and among Marcum Canada LLP, Marcum LLP and Marcum Canada Services Inc.; (iv) that certain Amended and Restated Services Agreement, dated November 26, 2012, by and among CBIZ, Inc., CBIZ M&S Consulting Services, LLC and Myers and Stauffer LC; (v) Administrative Services Agreement, dated November 1, 2007 by and between Goldfinger & Lassar LLP and Marcum & Kliegman LLP, as amended by Amendment No. 1, dated as of October 31, 2025; and (vi) Administrative Services Agreement (Quad-Party), dated as of November 1, 2024, by and among CBIZ, Inc., Marcum Advisory Group, LLC (n/k/a CBIZ MAG LLC), Marcum LLP and CBIZ CPAs P.C. (f/k/a Mayer Hoffman McCann P.C.).

“Advisory Client” means any Person to which a Registered Investment Adviser provides investment advisory services pursuant to an Advisory Contract.

“Advisory Contract” means any agreement between a Registered Investment Adviser and any Person pursuant to which the Registered Investment Adviser agrees to provide investment advisory services to such Person.

“Affiliate” means, when used with respect to any party, any Person who is an “affiliate” of that party within the meaning of Rule 405 promulgated under the Securities Act; provided, however, that, an Affiliate of Parent or Merger Sub, except for Section 4.29, the last sentence of Section 6.5(d), Section 6.8, Section 8.5(g), Section 8.5(h) and Section 9.15, shall be deemed not to include (i) any investment fund or investment vehicle, managed account or other managed asset, that is affiliated with Parent or Merger Sub, or any affiliate or general partner, trustee, nominee, manager or advisor of the foregoing and/or (ii) any portfolio company (as such term is commonly understood in the private equity industry) or subsidiary or similar investment of any of the foregoing (such Persons described in clauses (i) and (ii), the “Sponsor Entities”).

“Anti-Corruption Laws” means all U.S. Laws and the Laws of any applicable jurisdiction relating to the prevention of corruption, kickbacks, fraud, money laundering, and bribery, including the U.S. Foreign Corrupt Practices Act of 1977, as amended.

“Anti-Money Laundering Laws” means applicable Laws related to money laundering, antiterrorism, countering the financing of terrorism, proceeds of crime, or financial record keeping, including without limitation the Bank Secrecy Act, as amended by Title III of the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 (USA PATRIOT Act).

“Antitrust Laws” means the Sherman Act, the Clayton Act, the HSR Act, the Federal Trade Commission Act and all other federal, state and foreign statutes, rules, regulations, orders, decrees and other Laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or competition, including the Foreign Investment and Competition Laws.

“AI Activities” means the development, training, deployment, operation or other use of AI Technologies, including the collection and use of data for or obtained through such activities and the generation of content using AI Technologies.

“AI Requirements” means all applicable Laws, binding industry or self-regulatory standards, contractual obligations and public or posted policies, in each case, with respect to AI Technologies or AI Activities.

“AI Technologies” means any artificial intelligence, deep learning or machine learning technology or system or other technology or system that, in each case, infers, from the input it receives, how to generate outputs such as predictions, content, recommendations or decisions, including any: (i) learning and predictive analysis; (ii) algorithmic, rule-based expressions; (iii) generative artificial intelligence; (iv) other definitions under applicable Law or the Company’s or its Subsidiaries’ written policies, procedures or Contracts for “artificial intelligence,” “generative artificial intelligence,” “artificial general intelligence,” “large language model,” “foundation model,” “machine learning,” or any similar term; and (v) Software, algorithms, or models that are built using, integrate, leverage or otherwise interact with any of the foregoing.

“Business Day” means any day of the year other than a Saturday or Sunday, or a day on which banks are required or authorized by Law to close in New York City.

“Company ESPP” means the CBIZ, Inc. 2007 Employee Stock Purchase Plan (Amended and Restated as of May 12, 2011, and as subsequently further amended).

“Company Governing Documents” means the Company Certificate of Incorporation and Company Bylaws.

“Company Intellectual Property” has the meaning set forth in Section 4.16(a).

“Company Material Adverse Effect” means any change, event, development, circumstance or effect that individually or taken together with any other change, event, development, circumstance or effect (a) has, or would reasonably be expected to have a material adverse effect on the business, assets, condition (financial or otherwise), operations or results of operations of the Company and its Subsidiaries, taken as a whole or (b) would prevent, materially delay or materially impair the ability of the Company and its Subsidiaries to consummate the Merger; provided that, for purposes of the foregoing clause (a), there shall not be taken into account in determining whether there has been a Company Material Adverse Effect any adverse change, event, development, circumstance or effect to the extent arising from or attributable or relating to: (i) changes in, or events generally affecting, the U.S. or global financial, securities or capital markets, (ii) changes in general economic or political conditions in the United States or any foreign jurisdiction in which the Company or any of its Subsidiaries operate, including any changes in currency exchange rates, interest rates, monetary policy, inflation or commodity prices, (iii) changes in, or events generally affecting, the industries in which the Company or any of its Subsidiaries operate, (iv) any natural or man-made disaster or acts of God, including earthquakes, floods, hurricanes, tornados, fires, volcanic eruption, epidemics, pandemics or disease outbreak (including any escalation or worsening thereof and any related quarantine, “shelter-in-place,” “stay-at-home,” social distancing, shutdown, closure or other restrictions or measures, or the recommendation, withdrawal or modification thereof, by any Governmental Entity) following the date of this Agreement or any acts of terrorism, sabotage, riots, demonstrations, public disorders, military action or war or any escalation or worsening thereof, (v) any failure by the Company or any of its Subsidiaries to meet any internal or published budgets, projections, estimates, forecasts or predictions in respect of financial or operating performance for any period, (vi) a decline in the price of the Shares, or a change in the trading volume of the Shares, on the New York Stock Exchange (“NYSE”), provided that the exceptions in clauses (v) and (vi) shall not prevent or otherwise affect a determination that any change, effect, circumstance or development underlying such failure or decline or change (if not otherwise falling within any of the exclusions pursuant to the other clauses of this definition) has resulted in, or contributed to, a Company Material Adverse Effect, (vii) changes in Law after the date of this Agreement, (viii) changes in U.S. generally accepted accounting principles (“GAAP”) (or authoritative interpretation thereof) after the date of this Agreement, (ix) the taking of any specific action expressly required by this Agreement, (x) the public announcement or pendency of this Agreement and the Merger, including the impact thereof on the relationships with customers, suppliers, distributors, partners, other third parties with whom the Company has a relationship or employees (including, but not limited to, any cancellation of or delays in customer orders, any reduction in sales, any disruption in or loss of customer, supplier, distributor, partner or similar relationships, or any loss of employees); provided, that this clause (x) shall not apply to, and shall be disregarded for purposes of, the use of Company Material Adverse Effect in any representation or warranty that addresses or is intended to address the effect of the execution of this Agreement or the consummation of the transactions contemplated hereby (including Section 4.4 or Section 7.2(a) as it relates to any such representation or warranty), (xi) any state-sponsored cybersecurity attack or cyberterrorism, (xii) any state-sponsored computer hacking, data breaches, ransomware, cybercrime or cyberterrorism effecting or impacting, or outage of or termination by a web hosting platform or data center provider providing services to the Company or any of its Subsidiaries or their respective businesses, (xiii) any litigation brought by stockholders of the Company alleging breach of fiduciary duty or inadequate disclosure in connection with this Agreement or any of the transactions contemplated hereby or any demand or proceeding for appraisal or the fair value of Shares in connection with the transactions contemplated hereby and (xiv) the availability or cost of equity, debt or other financing to Parent, Merger Sub or the Surviving Corporation, in each case, to the extent not related to the Company’s breach of any terms of this Agreement; provided, however that the changes, effects, circumstances or developments set forth in the foregoing clauses (i), (ii), (iii), (iv), (vii), (viii), (xi) and (xii) shall be taken into account in determining whether a “Company Material Adverse Effect” has occurred to the extent such changes, effects, circumstances or developments have a disproportionate adverse effect on the Company and its Subsidiaries, taken as a whole, relative to other participants in the industries in which the Company and its Subsidiaries operate, but, in such event, only the incremental disproportionate impact of such changes, effects, circumstances or developments shall be taken into account in determining whether a “Company Material Adverse Effect” has occurred.

“Company Option” means each outstanding option to purchase Shares granted under the Company Stock Plan.

“Company Plan” means each “employee benefit plan” within the meaning of Section 3(3) of ERISA (whether or not subject to ERISA) and each employment, consulting, independent contractor, severance, change in control, transaction, retention, bonus, incentive, commission, deferred compensation, retirement, pension, profit sharing, savings, health, welfare, fringe benefit, vacation, paid time off, paid leave, stock purchase, equity, equity-based, phantom equity, tax gross-up, tax indemnity or reimbursement plan, program, policy, practice, agreement or arrangement, whether written or unwritten, funded or unfunded, that is maintained, sponsored, contributed to, required to be contributed to by the Company or any of its Subsidiaries, or under or with respect to which the Company or any of its Subsidiaries has or would reasonably be expected to have any liability or obligation, in each case for the benefit of any current or former employee, director, officer or other individual service provider of the Company or any of its Subsidiaries, but excluding any statutory plan, program or arrangement that is required to be maintained under applicable Law.

“Company PSU” means each outstanding performance share unit granted under the Company Stock Plan that is subject to performance-based vesting conditions.

“Company Restricted Stock” means each outstanding restricted Share granted under the Company Stock Plan.

“Company RSU” means each outstanding restricted stock unit granted under the Company Stock Plan that is subject solely to time-based vesting conditions.

“Company Software” means any and all Software owned or purported to be owned by the Company or any of its Subsidiaries.

“Company Stock Plan” means the 2019 CBIZ, Inc. Omnibus Incentive Plan.

“Company Units” means each outstanding unit granted under the EACB.

“Compliant” means, with respect to the Required Information, that (i) solely with respect to the consolidated financial statements of the Company and its Subsidiaries included in the Required Information that are available to Parent on the first day of, and on each day during, the Marketing Period (A) comply in all material respects with all applicable requirements of Regulation S-X under the Securities Act for a registered public offering of secured or unsecured and non-convertible high-yield debt securities on a registration statement on Form S-1 that would be applicable to such Required Information (other than requirements that would require or relate to any Excluded Information or in respect of which compliance is not customary in a Rule 144A offering of high yield non-convertible debt securities), (B) would not be deemed stale under customary practices for offerings and private placements of high-yield non-convertible debt securities under Rule 144A and (C) are in a form such that the Company’s independent auditors would reasonably be expected to be able to issue to the initial purchasers thereof (subject to completion of its normal practices and procedures) a customary “comfort letter” (including customary “negative assurance” and change period comfort) with respect to such financial statements on the last day of the Marketing Period and (ii) the financial information included in the Required Information, when taken as a whole, does not contain any untrue statement of a material fact regarding the Company and its Subsidiaries or omit to state any material fact regarding the Company and its Subsidiaries necessary in order to make the statements contained in such Required Information, when taken as a whole in light of the circumstances under which they were made, not misleading.

“Continuing Membership Application” means an application with FINRA filed by the Registered Broker-Dealer pursuant to FINRA Rule 1017 seeking approval of the indirect change of control of the Registered Broker-Dealer resulting from the transactions contemplated hereby.

“Cybersecurity Breach” means any: (i) unauthorized access to, use, disclosure, modification, or other breach of the Information Technology Systems or Personal Information in the Company and its Subsidiaries’ control, or Processed by or on behalf of the Company or any of its subsidiaries; and/or (ii) event that requires, or has required, notification to any Person or Governmental Entity under applicable Privacy Requirements, in addition to any definition for “security incident,” “data breach” or “security breach” or similar event under any Privacy Requirements.

“Cut-Off Time” means 11:59 p.m. (New York City time) on September 11, 2026.

“Debt Financing Source Related Party” means the Debt Financing Sources, together with their respective Affiliates, and the respective current, former or future stockholders, limited partners, managers, members, partners, principals, accounts, managed funds, officers, directors, board members, employees, controlling persons, advisors, attorneys, agents or representatives (and their respective successors and permitted assigns), it being understood that each of Parent, Merger Sub and their Affiliates and the Company and its Affiliates shall not be a Debt Financing Source Related Party for any purposes hereunder.

“Debt Financing Sources” means, collectively, the commitment parties party to the Debt Commitment Letters related to the Debt Financing and any other Person (including any agent, arranger or lender) that provides, or has entered into, or in the future enters into, any contract with the Parent or Merger Sub and their Affiliates to provide, any of the Debt Financing, it being understood that each of Parent, Merger Sub and their Affiliates and the Company and its Affiliates shall not be a Debt Financing Source for any purposes hereunder.

“EACB” means the CBIZ Equity Aligned Cash Bonus Plan, as may be amended and restated from time to time.

“EDGAR” means the SEC’s Electronic Data Gathering, Analysis and Retrieval System.

“Environmental Law” means any Law relating to pollution, the protection of the environment or natural resources or, as it relates to Hazardous Substances, health and safety.

“Ex-Im Laws” means all U.S. Laws and the Laws of any applicable jurisdiction where the Company or its Subsidiaries conduct business relating to export, reexport, transfer, bulk data or data transfer, and import controls, including the Export Administration Regulations and the International Traffic in Arms Regulations.

“Excluded Party” means any Person from whom the Company or any of its Representatives has received a bona fide written Acquisition Proposal after the execution of this Agreement and prior to the No-Shop Period Start Date, which written Acquisition Proposal the Company’s board of directors has determined in good faith prior to the No-Shop Period Start Date (after consultation with its outside legal counsel and financial advisor) constitutes or could reasonably be expected to lead to a Superior Proposal and the failure to evaluate such Acquisition Proposal would be inconsistent with the Company directors’ fiduciary duties under applicable Law; provided, however, that a Person shall immediately cease to be an Excluded Party (and the provisions of this Agreement applicable to Excluded Parties shall cease to apply with respect to such Person) upon the earliest to occur of the following: (i) the negotiations between the Company and the Excluded Party with respect to the Acquisition Proposal that resulted in such Excluded Party becoming an Excluded Party shall have been terminated or otherwise abandoned, (ii) the Acquisition Proposal submitted by such Person prior to the start of the No-Shop Period Start Date is withdrawn in writing (it being understood that any amendment, modification or replacement of such Acquisition Proposal shall not, in and of itself, be deemed a withdrawal of such Acquisition Proposal), (iii) such Acquisition Proposal, in the good faith determination of the Company’s board of directors (after consultation with its outside legal counsel and financial advisor), no longer constitutes or could reasonably be expected to lead to a Superior Proposal, (iv) in the case of a group, if the Persons in such group as of the time such group submitted the Acquisition Proposal that most recently rendered such group an Excluded Party cease to constitute in the aggregate at least 75% of the equity financing (measured by voting power or value) of such group, unless the remainder of such equity financing is to be provided by Persons who were themselves in a group of Persons that was an Excluded Party prior to the No-Shop Period Start Date or (v) the Cut-Off Time.

“Fiduciary Assets” means Fiduciary Cash and receivables for policies that the Company or any of its Subsidiary has billed but not yet collected on behalf of its clients, excluding the portion of the receivables that is the Company’s and its Subsidiaries’ commission and fee revenue.

“Fiduciary Cash” means, on a consolidated basis, the cash and cash equivalents of the Company and its Subsidiaries on account for deposits by clients for payment to insurance carriers, and including any unremitted insurance premiums that are collected by any Company or its Subsidiaries from insureds and held by such person in a fiduciary capacity pending remittance to the respective insurance underwriters (including any surplus held in deposit or trust accounts in accordance with the Company’s or its Subsidiaries’ past practices).

“Fiduciary Liabilities” means, collectively, (i) any payables for premiums for which the Company or any of its Subsidiaries has been invoiced but has not yet remitted to the insurance carriers, (ii) any other payables to insurance carriers and (iii) any surplus line taxes payable by the Company or any of its Subsidiaries that have not been remitted to the applicable state taxing authority.

“FINRA” means the Financial Industry Regulatory Authority.

“FINRA Approval” means FINRA’s approval of the Continuing Membership Application in relation to the indirect change of control of the Registered Broker-Dealer resulting from the transactions contemplated hereby.

“Government Bid” means any bid, proposal, quote or response to a solicitation that if accepted would lead to a Government Contract.

“Government Contract” means any prime contract, subcontract, teaming agreement or arrangement, joint venture, basic ordering agreement, pricing agreement, letter contract or other similar arrangement of any kind, between the Company or any of its Subsidiaries, on the one hand, and (i) any Governmental Entity, (ii) any prime contractor of a Governmental Entity in its capacity as a prime contractor, or (iii) any subcontractor with respect to any contract of a type described in clauses (i) or (ii) above, on the other hand. A task, change, purchase or delivery order under a Government Contract will not constitute a separate Government Contract, for purposes of this definition, but shall be part of the Government Contract to which it relates.

“Government Official” means (a) any officer or employee of any Governmental Entity, (b) any person acting in an official capacity for or on behalf of a Governmental Entity, (c) any officer or employee of a Person that is majority or wholly owned by a Governmental Entity, (d) any officer or employee of a public international organization, such as the World Bank or the United Nations, (e) any public or elected official, officer, or employee, or (f) any political party, political party official, or candidate for political office.

“Hazardous Substance” means (a) any substance, waste or material defined, identified or regulated as “toxic” or “hazardous” or as a “pollutant” or “contaminant” or words of similar meaning or effect (or for which liability or standards of conduct may be imposed) under any Environmental Law, (b) any other toxic or hazardous substance, material or waste, and (c) any asbestos, asbestos containing materials, polychlorinated biphenyls, petroleum, petroleum products and per- and polyfluoroalkyl substances.

“Healthcare Laws” means all Laws applicable to the provision of, billing, reimbursement and marketing of health care services, healthcare items and health insurance, including: (i) Title XVIII of the Social Security Act, 42 U.S.C. §§ 1395-1395mmm (the Medicare statute), (ii) Title XIX of the Social Security Act, 42 U.S.C. §§ 1396-1396w-8 (the Medicaid statute), (iii) Laws prohibiting or regulating healthcare fraud and abuse, including: the Federal Anti-Kickback Statute, 42 U.S.C. § 1320a-7b(b); the Physician Self-Referral Law, 42 U.S.C. § 1395nn; the False Claims Act, 31 U.S.C. §§ 3729-3733; the Federal Program Fraud Civil Remedies Act, 31 U.S.C. §§ 3801-3812; the Anti-Kickback Act of 1986, 41 U.S.C. §§ 51-58; the Civil Monetary Penalties Law, 42 U.S.C. §§ 1320a-7a and 1320a-7b; and the exclusion Laws, 42 U.S.C. § 1320a-7, (iv) HIPAA, (v) Laws relating to any federal or state healthcare program, including Medicare, Medicaid, TRICARE, CHIP, and any “federal health care program” as defined in 42 U.S.C. § 1320a-7b(f), and any other federal, state or local reimbursement or healthcare program or health insurance or health benefit program paid for in whole or in part by a Governmental Entity, and any third-party payor program, (vi) the 21st Century Cures Act, Pub. L. 114-255, (vii) the Federal Food, Drug, and Cosmetic Act, 21 U.S.C. §§ 301 et seq., (viii) any applicable Laws imposed, promulgated, administered or enforced by the U.S. Food and Drug Administration, the U.S. Department of Health and Human Services (“HHS”), the HHS Office of Inspector General, state departments of health, state departments of insurance, state boards of medicine and pharmacy, and any comparable Governmental Entity, (ix) all Laws relating to the provision of, or billing or payment for, or marketing of healthcare items, services, and insurance, the administration of claims for health care services and drugs, cost reports, fee splitting, patient brokering, licensing, reimbursement, kickbacks, medical records and corporate practice of medicine, and (x) any amendments to such Laws and the regulations that implement such Laws.

“HIPAA” means the following Laws: (i) the Health Insurance Portability and Accountability Act of 1996 (Pub. L. No. 104-191), (ii) the Health Information Technology for Economic and Clinical Health Act (Title XIII of the American Recovery and Reinvestment Act of 2009, Pub. L. No. 111-5); and (iii) any amendments to such Laws and the regulations that implement such Laws as of the date hereof.

“Indebtedness” means, with respect to any Person, without duplication, all obligations or undertakings by such Person (i) for borrowed money (including (x) deposits or advances of any kind to such Person or (y) under the Existing Credit Agreement), (ii) evidenced by bonds, debentures, notes or similar instruments, (iii) for capitalized leases or to pay the deferred and unpaid purchase price of property or equipment, (iv) pursuant to securitization or factoring programs or arrangements, (v) pursuant to guarantees and arrangements having the economic effect of a guarantee of any Indebtedness of any other Person (other than between or among any of Parent and its wholly owned Subsidiaries or between or among the Company and its wholly owned Subsidiaries), (vi) under swaps, options, derivatives and other hedging agreements, transactions or arrangements (assuming they were terminated on the date of determination), (vii) letters of credit, bank guarantees, and other similar Contracts or arrangements entered into by or on behalf of such Person to the extent they have been drawn upon, or (viii) to pay the deferred purchase or acquisition price for any property such Person (excluding trade payables incurred in the ordinary course of business consistent with past practice).

“Information Technology Systems” means computer systems, servers, software, code, firmware, telecommunications systems, databases, network equipment, computers, hardware, and other information technology systems, assets, and equipment owned or licensed by the Company or any of its Subsidiaries.

“Insurance Contract” means any insurance policy, binder, slip or other Contract issued, bound or placed by the Company or any of its subsidiaries on behalf of a carrier in connection with the Company’ or such subsidiary’s business.

“Insurance Producer” means an insurance agent, underwriter, wholesaler, broker, distributor, or other producer that presently or previously offered, wrote, underwrote, sold, or produced any Insurance Contract for the Company or any of its subsidiaries.

“Intellectual Property” means all intellectual property rights in any jurisdiction, including in and to, (i) patents, patent applications, improvements, inventions, compositions, utility models and designs, and all provisionals, divisionals, continuations, continuations-in-part, renewals, extensions, re-issues re-examinations and foreign counterparts, (ii) trademarks, service marks, trade names, logos, brand names, trade dress, and other source identifiers, and all registrations and applications for trademark registration and all goodwill associated with any of the foregoing, (iii) domain names and social media identifiers, (iv) copyrights, and any registrations, renewals or extensions thereof, and other works of authorship, and (v) trade secrets and other rights in confidential and proprietary information (“Trade Secrets”).

“Intervening Event” means a material effect that first arose after the date of this Agreement and was not known to, or reasonably foreseeable by, the board of directors of the Company prior to the execution of this Agreement, which effect, or any material consequence thereof, becomes known to the board of directors of the Company prior to the receipt of the Company Requisite Vote; provided that none of the following will constitute, or be considered in determining, whether there has been, an Intervening Event: (i) the receipt, existence of or terms of any Acquisition Proposal or any inquiry, offer or proposal that could reasonably be expected to lead to any Acquisition Proposal, or any matter relating thereto or consequence thereof, (ii) the fact that the Company meets or exceeds any internal or published projections, forecasts or estimates of revenues, earnings or other financial or operating metrics for any period (provided, however, that the underlying causes of such change shall not be excluded by this clause (ii) unless excluded by any other exclusion in this definition); or (iii) changes in the market price or trading volume of Shares (provided, however, that the underlying causes of such change shall not be excluded by this clause (iii) unless excluded by any other exclusion in this definition).

“IRS” means the United States Internal Revenue Service.

“Knowledge of the Company” means the actual knowledge, after reasonable inquiry, of the individuals identified on Section 9.16(a) of the Company Disclosure Letter.

“Knowledge of Parent” means the actual knowledge, after reasonable inquiry, of the individuals identified on Section 9.16(a) of the Parent Disclosure Letter.

“Law” means any federal, state, local, foreign or transnational law, statute or ordinance, common law, rule, regulation, constitution, treaty, convention, code, directive, Order, or other similar requirement enacted, adopted, promulgated or applied by a Governmental Entity.

“Marcum Agreement” means that certain Agreement and Plan of Merger, dated as of July 30, 2024, by and among Marcum LLP, Marcum Advisory Group LLC, the Company, PMMS LLC and Marcum Partners SPV LLC.

“Marketing Period” means the first period of seventeen (17) consecutive Business Days commencing on the first date on or after the later of (x) October 7, 2026 or (ii) the Marketing Period Reference Date, on which Parent has received the Required Information and such Required Information remains Compliant throughout such period (it being understood and agreed that if the Required Information is not Compliant at any time during such seventeen (17) consecutive Business Day period, such seventeen (17) consecutive Business Day period shall terminate and restart when such Required Information is Compliant; provided, that (i) neither of November 25, 2026 and November 27, 2026 shall be deemed a Business Day for purposes of calculating the requisite number of days in the Marketing Period and (ii) if such seventeen (17) consecutive Business Day period has not been completed on or prior to December 18, 2026, then such period shall be deemed to have not commenced prior to January 4, 2027; provided, further, that if the Company shall in good faith reasonably believe it has provided Required Information that is Compliant to Parent and that the Marketing Period has commenced, it may deliver to Parent a written notice to that effect (stating when it believes it completed such delivery (such date, the “Indicated Date”)), in which case the Marketing Period will be deemed to have commenced on the Indicated Date unless Parent, in good faith, reasonably believes that the Company has not delivered Required Information or that such Required Information is not Compliant and not later than 5:00 p.m. (New York City time) two (2) Business Days after the delivery of such notice by the Company, delivers a written notice to the Company to that effect (setting forth what Required Information has not been delivered and with specificity why Parent believes the Marketing Period has not commenced and any elements of noncompliance) (provided that, notwithstanding the foregoing, the Marketing Period shall have commenced at any time as of which Parent shall have actually received the Required Information that is Compliant, regardless of whether or when any such notice is delivered by the Company), and provided, further, that the Marketing Period shall be deemed to have been completed on any date on which the Debt Financing is consummated (including into escrow) and Parent has obtained all of the proceeds contemplated thereby or such proceeds have been deposited into escrow. Notwithstanding anything in this definition to the contrary, the Marketing Period shall be deemed not to have commenced if, after the date hereof and prior to the completion of such seventeen (17) consecutive Business Day period, (A) any financial statements included in the Required Information ceases to be Compliant for any reason, in which case the Marketing Period shall be deemed not to commence unless and until Parent has received the applicable updated Required Information, (B) the independent auditors of the Company shall have withdrawn their audit opinion on the Company’s consolidated financial statements included in the Required Information, in which case the Marketing Period shall be deemed not to commence unless and until such independent auditors or another nationally recognized independent accounting firm reasonably acceptable to Parent have issued an unqualified audit opinion with respect to such financial statements or (C) the Company or the independent auditors of the Company shall have determined or publicly announced that a restatement of any financial statements of the Company and its Subsidiaries included in the Required Information is required, in which case the Marketing Period shall be deemed not to commence unless and until such restatement has been completed and the Required Information has subsequently been amended and delivered to the Parent or the Company or its independent auditors, respectively, has determined in writing or publicly announced, as applicable, that no such restatement shall be required. For the avoidance of doubt, notwithstanding anything in this definition or the definitions of “Compliant” or “Required Information” to the contrary, the filing of an amended Form 10-K by the Company (the “Amended Form 10-K”) that amends and restates KPMG LLP’s Report of Independent Registered Public Accounting Firm (the “KPMG Report”) to express an adverse opinion on the effectiveness of the Company’s internal control over financial reporting as of December 31, 2025 associated with certain material weaknesses shall be sufficient to determine whether the Required Information (with respect to the financial statements for the year ended December 31, 2025) has been received and is Compliant, in each case, in determining the commencement, continuation or completion of the Marketing Period, provided that (i) there are no subsequent announcements or filings that provide such KPMG Report or Amended Form 10-K may not otherwise be relied upon or be considered Compliant and (ii) this paragraph shall not be deemed to affect the Company’s obligations under clause (c) of the definition of Required Information. For the avoidance of doubt, there will be only one full Marketing Period and if a Marketing Period is completed prior to the Closing Date, there will be no requirement for a subsequent Marketing Period to run.

“Marketing Period Reference Date” means the date that is seventeen (17) consecutive Business Days prior to the initial date on which the Company Stockholders Meeting has been scheduled, as set forth in the notice to Company stockholders provided to the holders of Shares pursuant to Section 6.4.

“Open Source Software” means any Software that is distributed or made available under any open source, free software, copyleft, or community source license, including the GNU General Public License, GNU Lesser General Public License, GNU Affero General Public License, Mozilla Public License, Apache License, MIT License, BSD License, or any license approved by the Open Source Initiative or Creative Commons.

“Order” means any order, judgment, preliminary or permanent injunction, ruling, writ, award, mandate, stipulation, decision, determination or other decree issued, promulgated or entered by or with any Governmental Entity.

“Parent Material Adverse Effect” means any state of facts, event, change, circumstance, development, or effect that, individually or in the aggregate, prevents, materially delays, or materially impairs the ability of Parent or Merger Sub to consummate the Merger prior to the Termination Date.

“Parent Plan” means any employee benefit plan maintained by Parent, the Surviving Corporation or any of their respective Affiliates in which a Continuing Employee is eligible to participate following the Effective Time.

“Permitted Liens” means (i) Liens for Taxes or governmental assessments, charges or claims of payment not yet due and payable or that are being contested in good faith by appropriate proceedings and for which adequate reserves in the financial statements have been established and provided for in accordance with GAAP (to the extent required by GAAP), (ii) Liens arising in the ordinary course of business in favor of vendors, carriers, warehousemen, repairmen, mechanics, workmen, materialmen, construction or similar Liens for amounts not yet due and payable, (iii) Liens affecting the interest of the lessor or Leased Real Property or grantor of any easements benefiting Leased Real Property and Liens of record attaching to Leased Real Property, fixtures or leasehold improvements that would not, individually or in the aggregate, reasonably be expected to materially impair the continued use and operation of the assets to which they relate in the business of such entity and its Subsidiaries as presently conducted, (iv) Liens granted pursuant to the Existing Credit Agreements (or any replacement or extension thereof in accordance with the terms hereunder) or reflected in the Company Balance Sheet, (v) Liens, exceptions, defects or irregularities in title, easements, imperfections of title, claims, charges, security interests, rights-of-way, covenants, restrictions, and other similar matters that would not, individually or in the aggregate, reasonably be expected to materially impair the continued use and operation of the assets (but not including Intellectual Property) to which they relate in the business of such entity and its Subsidiaries as presently conducted, (vi) Liens in favor of the lessor granted pursuant to the terms under any Company Lease, (vii) any license, covenant or other right to or under Intellectual Property, in each case, granted to customers, vendors, service providers, or suppliers in the ordinary course of business and (viii) any Liens occurring under the applicable organizational documents provided to Parent prior to the date of this Agreement.

“Person” means any individual, corporation (including not-for-profit), general or limited partnership, limited liability company, joint venture, estate, trust, association, organization, Governmental Entity or other entity of any kind or nature.

“Personal Information” means any information that (i) whether alone or in combination with other information, identifies or could reasonably be used to identify an individual person, or (ii) is defined as “personal information,” “personally identifiable information,” “personal data,” “protected health information” or “consumer health data” or any similar term provided by any applicable Law.

“Privacy Requirements” means (i) all applicable Laws, including HIPAA and applicable state health privacy, medical record, and consumer health data Laws (“Privacy Laws”), (ii) binding industry standards and frameworks, (iii) the Company or any of its Subsidiaries’ public-facing policies and (iv) contractual obligations, in each case, concerning the Processing of Personal Information.

“Process” or “Processing” means the receipt, collection, creation, compilation, use, storage, maintenance, combination, sharing, processing, safeguarding, security (technical, physical or administrative), disposal, erasure, destruction, distribution, disclosure or transfer (including cross-border transfer) of any data, including Personal Information.

“Registered Broker-Dealer” means CBIZ Financial Solutions, Inc.

“Registered Investment Advisers” mean CBIZ Investment Advisory Services, LLC and CBIZ Financial Solutions, Inc. (and each, a “Registered Investment Adviser”).

“Release” means any release, spill, emission, leaking, dumping, injection, pouring, disposal, discharge or leaching into or through the indoor or outdoor environment.

“Required Information” means solely the following financial statements, business and other financial data and other pertinent and customary information, in each case, regarding the Company and its Subsidiaries, and in each case, solely to the extent reasonably and timely requested by the Parent and required by the OpCo Debt Commitment Letter as in effect on the date hereof; provided that the information described in clauses (c) and (d) below will be required only to the extent requested by Parent with specificity and in writing and readily available or in the possession of the Company or its Subsidiaries:

(a) audited consolidated balance sheets of the Company and the related audited consolidated statements of comprehensive income, cash flows and stockholders’ equity of the Company for the fiscal years ended December 31, 2024 and December 31, 2025 (in each case which Parent hereby acknowledges receiving) and the unqualified audit report of the Company’s independent auditors related thereto (which Parent hereby acknowledges receiving), prepared in accordance with GAAP and a management’s discussion and analysis of financial condition and results of operations with respect to such financial statements;

(b) an unaudited consolidated balance sheet of the Company and related consolidated statements of comprehensive income, cash flows and stockholders’ equity of the Company for any subsequent fiscal quarter and the corresponding quarter in the prior year (other than, in each case, the fourth quarter of any fiscal year) ended at least forty-five (45) days prior to the Closing Date, prepared in accordance with GAAP (including footnotes thereto), which unaudited financial statements have been reviewed by the Company’s independent auditors in accordance with PCAOB AS 4105, and a management’s discussion and analysis of financial condition and results of operations with respect to such financial statements;

(c) other historical financial and business information of the Company reasonably requested in writing by Parent (1) of the type and form customarily included in offering memoranda for private placements of secured or unsecured non-convertible, high yield debt securities issued pursuant to Rule 144A or (2) as otherwise reasonably necessary in order to assist in receiving customary “comfort” (including as to “negative assurance” and change period comfort) from the Company’s independent accountants;

(d) all other historical financial information reasonably requested in writing by Parent regarding the Company required by Parent to permit Parent to prepare the pro forma financial statements required by paragraph 10 of Exhibit D of the OpCo Debt Commitment Letter ;

provided that notwithstanding anything to the contrary in this definition or otherwise, nothing herein shall require the Company or its Affiliates to provide (or be deemed to require the Company or its Affiliates to prepare) any (i) description of all or any portion of the Debt Financing, including any “description of notes”, “plan of distribution” and information customarily provided by investment banks or their counsel or advisors in the preparation of an offering memorandum for private placements of non-convertible bonds pursuant to Rule 144A, (ii) risk factors relating to, or any description of, all or any component of the financing contemplated thereby, (iii) historical financial statements or other information required by Rule 3-03(e), Rule 3-05, Rule 3-09, Rule 3-10, Rule 3-16, Rule 13-01 (but other than financial data regarding the Company and its Subsidiaries sufficient to enable Parent to include disclosure regarding guarantor and non-guarantor information customarily included in offering memoranda for private placements of secured or unsecured non-convertible, high yield debt securities issued pursuant to Rule 144A) or 13-02 of Regulation S-X under the Securities Act, (iv) any compensation discussion and analysis or other information required by Item 10, Item 402 and Item 601 of Regulation S-K under the Securities Act, XBRL exhibits or any information regarding executive compensation or related persons related to SEC Release Nos. 33-8732A, 34-54302A and IC-27444A, (v) separate Subsidiary financial statements, related party disclosures, or any segment reporting or disclosure, including, without limitation, any required by FASB Accounting Standards Codification Topic 280, (vi) other information customarily excluded from an offering memorandum for private placements of secured or unsecured non-convertible high-yield debt securities pursuant to Rule 144A in a “Rule 144A-for-life” offering, (vii) pro forma financial information, (viii) projections or information regarding any post-Closing or pro forma cost savings, synergies, capitalization, ownership or other post-Closing pro forma adjustments desired to be incorporated into any information used in connection with the Debt Financing or (ix) information not reasonably available to the Company under its current reporting systems, other than the historical financial statements and historical information expressly identified in clauses (a) and (b). The information described in clauses (i)-(ix) of this definition is collectively referred to as the “Excluded Information”.

The Company will be deemed to have furnished any Required Information under clauses (a) and (b) of the definition thereof upon filing such information with the SEC, provided that such information is publicly available on EDGAR.

“Sanctioned Country” means any country or region or government thereof that is the subject or target of a comprehensive embargo under Trade Controls (including Cuba, Iran, North Korea, prior to July 1, 2025, Syria, the Crimea region of Ukraine, the so-called “Donetsk People’s Republic,” the so-called “Luhansk People’s Republic,” and the non-governmental controlled oblasts of Kherson and Zaporizhzhia).

“Sanctioned Person” means any Person that is the subject or target of sanctions or restrictions under Sanctions including: (i) any Person listed on or owned or controlled by or acting for or on behalf of any person listed on any sanctions restricted party list administered or enforced by the United States, including the U.S. Department of the Treasury Office of Foreign Assets Control’s (“OFAC”) List of Specially Designated Nationals, United Kingdom, European Union and its members states, (ii) any Person located, organized, or resident in a Sanctioned Country, (iii) any Person that is, in the aggregate, 50 percent or greater owned, directly or indirectly, individually or collectively, or otherwise controlled by a Person or Persons described in clauses (i)-(ii); or (iv) any national of a Sanctioned Country with whom U.S. persons are prohibited from dealing.

“Sanctions” means all applicable Laws relating to economic, financial, or trade sanctions, including the Laws administered or enforced by the United States (including by OFAC or the U.S. Department of State), United Kingdom, European Union and its members states, and any other sanctions authority of any jurisdiction where the Company or its Subsidiaries conduct business.

“Software” means computer software, applications, data and related databases, whether in source code or object code form.

“Solvent” when used with respect to any Person, means that, as of any date of determination: (i) the fair salable value (determined on a going concern basis) of its assets and property will, as of such date, exceed the amounts required to pay the probable liabilities of such Person on its existing debts as they become absolute and mature, (ii) such Person will not have, as of such date, an unreasonably small amount of capital to carry on its business, and (iii) such Person will be able to pay its debts as they become absolute and mature, in the ordinary course of business, taking into account the timing of and amounts of cash to be received by it and the timing of and amounts of cash to be payable on or in respect of its indebtedness.

“Subsidiary” means, with respect to any Person, any other Person of which (i) at least a majority of the securities or ownership interests having by their terms ordinary voting power to elect a majority of the board of directors or other persons performing similar functions is directly or indirectly owned or controlled by such Person and/or by one or more of its Subsidiaries, (ii) with respect to any partnership, limited liability company, joint venture or other entity, such Person is, directly or indirectly, a general partner, manager, managing member or the equivalent or (iii) such Person holds a majority of the equity interest; provided, that with respect to the Company, “Subsidiary” shall include any Person, whether incorporated or unincorporated, in which the Company directly or indirectly owns or controls at least 10% of the securities or ownership interests.

“Superior Proposal” means any bona fide written Acquisition Proposal made by any Person or “group” (as defined in or under Section 13 of the Exchange Act) after the date of this Agreement (other than by Parent, Merger Sub or their Affiliates) that was not the result of a breach of Section 6.2 that, if consummated, would result in such Person or “group” (or their stockholders) owning, directly or indirectly, a majority of the outstanding Shares (or of the stock of the surviving entity in a merger or the direct or indirect parent of the surviving entity in a merger) or a majority of the assets of the Company and its Subsidiaries, taken as a whole, which the Company’s board of directors determines in good faith (after consultation with its outside legal counsel and financial advisor) to be (i) more favorable to the holders of Shares (solely in their capacity as such) from a financial point of view than the Merger (taking into account all of the financial, legal, regulatory and other aspects of such proposal, the likelihood and timing of completion of, such Acquisition Proposal and this Agreement and, if applicable at the time of such determination, any changes to the financial terms of this Agreement then committed to in writing by Parent in response to such offer or otherwise) and (ii) reasonably likely to be completed in accordance with its terms, taking into account all financial, legal, regulatory and other aspects of such Acquisition Proposal.

“Tax” (including, with correlative meanings, the terms “Taxes” and “Taxable”) means all U.S. federal, state, local and non-U.S. taxes, or governmental charges or fees in the nature of or similar to taxes, including profits, franchise, gross receipts, sales, use, real and personal property, escheat and unclaimed property, excise, transfer, and estimated taxes or assessments, in each case that is imposed by a Governmental Entity, including all interest and penalties, fines and additions to tax imposed thereon.

“Tax Return” means all returns, reports, declarations, documents, or other filings with respect to Taxes (including any information return, claim for refund, declaration of estimated Tax, election or disclosure) filed or required to be filed with a Governmental Entity relating to Taxes, including any schedule or attachment thereto and any amendment thereof.

“Treasury Regulations” means the Treasury Regulations promulgated under the Code.

“Willful Breach” means a material breach by a party of any of its obligations under this Agreement that is a consequence of an act or omission knowingly undertaken or omitted by the breaching party with the knowledge that the taking of such act or omission would, or would reasonably be expected to, result in, constitute or cause a material breach of this Agreement.

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IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the duly authorized officers of the parties hereto as of the date first written above.

CBIZ, INC.

By:	/s/ Jerome P. Grisko, Jr.
Name: Jerome P. Grisko, Jr.
Title: President and Chief Executive Officer

VIKING PARENTCO, INC.

By:	/s/ Jim Peko
Name: Jim Peko
Title: Chief Executive Officer

VIKING MERGERCO, INC.

By:	/s/ Jim Peko
Name: Jim Peko
Title: Chief Executive Officer

[Signature Page to Agreement and Plan of Merger]